Use these links to rapidly review the document
TABLE OF CONTENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on October 23, 2007

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DEL FRISCO'S RESTAURANT GROUP, LLC
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5812 (Primary Standard Industrial Classification Code Number)	20-8453116 (I.R.S. Employer Identification Number)

224 East Douglas
Suite 700
Wichita, KS 67202
(316) 264-8899
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Mark S. Mednansky
Chief Executive Officer
Del Frisco's Restaurant Group, LLC
224 East Douglas
Suite 700
Wichita, KS 67202
(316) 264-8899
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Gregory J. Schmitt, Esq. Douglas M. Berman, Esq. Hunton & Williams LLP 1445 Ross Ave, Suite 3700 Dallas, TX 75202 tel: (214) 979-3000 fax: (214) 880-0011	W. Morgan Burns, Esq. Jonathan R. Zimmerman, Esq. Faegre & Benson LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, MN 55402 tel: (612) 766-7000 fax: (612) 766-1600

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock	$100,000,000	$3,070

(1)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Del Frisco's Restaurant Group, LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Before the completion of the offering of the shares of common stock subject to this registration statement, Del Frisco's Restaurant Group, LLC will be converted into a Delaware corporation and renamed Del Frisco's Restaurant Group, Inc., and our immediate parent, LSF5 Wagon Holdings, LLC, will distribute the shares of our common stock held by it to its interest holders. Shares of the common stock of Del Frisco's Restaurant Group, Inc. are being offered by the prospectus.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 23, 2007.

                           Shares

DEL FRISCO'S RESTAURANT GROUP, INC.

Common Stock

$             per share

•
Del Frisco's Restaurant Group, Inc. is offering             shares of common stock.

•
We anticipate that the initial public offering price will be between $         and $         per share.

•
This is our initial public offering and no public market currently exists for our shares.

•
Proposed trading symbol: NASDAQ Global Market — FINE. There is no guarantee that the NASDAQ Global Market will accept our application and no guarantee that our common stock will be listed.

This investment involves risks. See "Risk Factors" beginning on page 9.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Del Frisco's Restaurant Group, Inc.	$	$

The underwriters have a 30-day option to purchase up to             additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray

The date of this prospectus is                           , 2007.

TABLE OF CONTENTS

Summary
Risk Factors
Cautionary Statement Regarding Forward-Looking Statements
Use of Proceeds
Dividend Policy
Capitalization
Dilution
Selected Consolidated and Combined Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Principal Stockholders
Certain Relationships and Related Transactions
Description of Capital Stock
Shares Eligible for Future Sale
U.S. Federal Tax Considerations for Non-U.S. Holders
Underwriting
Legal Matters
Experts
Where You Can Find More Information
Index to Consolidated Financial Statements

We own or have the rights to various trademarks and trade names used in this prospectus, including Del Frisco's, Double Eagle Steak House and Sullivan's. This prospectus also includes trade names and trademarks of other companies. Our use or display of other parties' trade names or trademarks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name or trademark owners.

Industry, market and demographic data appearing throughout this prospectus, including information relating to our relative position in the restaurant industry, the projected growth of sales in the U.S. restaurant industry, projected increases in real disposable personal income and projected population growth, are derived principally from publicly available information, industry publications, U.S. government data, data made available by market research firms, our own data and similar sources, which we believe to be reasonable. None of the independent industry publications used in this prospectus was prepared on our or our affiliates' behalf and none of the sources cited in this prospectus has consented to the inclusion of any data from its reports, nor have we sought their consent. Information in this prospectus concerning the average check at our restaurants excludes tax and tip.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should carefully read this prospectus in its entirety before making an investment decision. In particular, you should read the section entitled "Risk Factors" and the consolidated and combined financial statements and notes related to those statements included elsewhere in this prospectus.

Our Company

Del Frisco's Restaurant Group develops, owns and operates two contemporary, high-end complementary steakhouse concepts, Del Frisco's Double Eagle Steak House and Sullivan's Steakhouse. We currently operate 22 high-volume, full-service restaurants across 14 states. Both concepts offer menu selections other than steaks, such as lobster tails, lamb chops and fresh seafood, complemented by our unique and extensive wine selection. Additionally, both concepts utilize a distinctive serving process whereby a team of servers delivers items simultaneously to each guest. The specific interior décors of each concept differentiate them from other steak restaurants in the markets they serve. Although specifically positioned within the overall upscale, fine dining marketplace, both Del Frisco's and Sullivan's have developed broad customer appeal, including both business-oriented clients and local dining guests. Our Del Frisco's locations are sited in urban locations that allow us to be easily accessible to business clientele and customers seeking a premium dining experience. Sullivan's broad appeal allows it to be located in either urban locations or in close proximity to affluent residential areas. Our appeal is demonstrated by the 20 consecutive quarters of combined same-store sales growth of our comparable units.

Del Frisco's Double Eagle Steak House

We believe that Del Frisco's has become one of the premier steakhouse concepts in the United States. We currently operate six Del Frisco's restaurants in five states with one additional new restaurant expected to open during the fourth quarter of 2007. The Del Frisco's brand is defined by its distinctive service and an exceptional menu emphasizing USDA prime grade, wet-aged steaks hand-cut at the time of order, served in a sophisticated setting. We believe that the upscale décor and ambiance of Del Frisco's enhances the dining experience for our guests and continues to differentiate Del Frisco's premium brand from other upscale steakhouse concepts. Del Frisco's restaurants target business clientele, as well as local guests seeking a full-service, upscale dining experience. In addition to steak, the Del Frisco's menu features additional premium offerings, including Australian cold water lobster tails, prime lamb, osso bucco and fresh seafood. Del Frisco's restaurants range in size from 11,000 to 16,500 square feet with seating capacity for approximately 320 to 460 guests.

Sullivan's Steakhouse

Sullivan's, designed as a complement to Del Frisco's in the mid-1990's, is a more youthful Chicago-style steakhouse. We currently operate 16 Sullivan's steakhouses in 12 states. Sullivan's is defined by its high-level of service and features a vibrant atmosphere with live jazz and swing music. The restaurants feature an open kitchen and art deco décor with a menu centered on wet-aged premium choice steaks, chops, fresh seafood and quality side dishes. We believe that this unique ambiance fosters a brand that resonates with its more youthful target demographic. Sullivan's restaurants range in size between 7,000 and 11,000 square feet with seating capacity for approximately 250 to 320 guests.

Our Business Strengths

We believe that the key strengths of our business model are the following:

Segment Defining Premium Brands with Complementary Market Position.    We believe that Del Frisco's and Sullivan's are premier fine-dining brands that are distinct from other steakhouse concepts. We believe that our brands are enhanced by the unique and differentiated design of Del Frisco's and Sullivan's, each of which are marked by appealing, distinctive and consistent interior characteristics that our customers appreciate. In addition, our company appeals to landlords with prime locations by offering two high volume, complementary brands that have the ability to be developed in a variety of metropolitan areas and venues.

Culture Designed to Deliver an Unmatched Social Experience.    We believe that our corporate culture results in delivering guests a unique combination of food, atmosphere and service in the highest quality upscale steakhouse experience. We believe that our restaurants provide "destination dining," where guests come to spend an evening visiting our bar, enjoying music and savoring their meal in a vibrant environment with unmatched service. We reinforce this culture through our extensive training and collaborative work environment. We believe we provide this experience profitably because of our operational platform where collaborative management reviews of financial and operating results are a focus.

High Quality Menu Offerings.    We believe that we differentiate ourselves from other steak concepts by offering the highest quality product across all menu items, including USDA prime grade beef at Del Frisco's and the highest quality premium choice steaks at Sullivan's. Each concept's menu also features other premium offerings, including lobster tails, lamb, chicken (at Sullivan's only) and a wide-selection of fresh seafood, all complemented by an extensive and unique wine selection.

Highly Skilled and Attentive Staff that Deliver Superior Guest Service.    Our restaurant-level managers and hourly personnel are highly experienced, and bring a professional attitude to the dining experience we deliver. On average, general managers at Del Frisco's and Sullivan's have been with us for eight and six years, respectively. By focusing on quality, we have been successful in attracting and retaining a dedicated work staff. Our "swarming service" team approach allows servers to ensure that guests are served quickly and efficiently and enhances our guests' overall dining experience.

Strong Restaurant-Level Economics.    We believe that the combination of the strength of our brands, the success that they have realized so far and our focus on their profitability has resulted in strong restaurant-level economics. Del Frisco's steakhouses open for all of 2006 generated average net sales of approximately $14.0 million per restaurant ($9.9 million excluding our New York location), while Sullivan's steakhouses open for all of 2006 generated average net sales of approximately $5.4 million per restaurant. In addition, each of our restaurants open for all of 2006 generated positive cash flow that year. We believe our high sales per restaurant, along with the demographics of our typical guests, make us a desirable tenant for real estate developers and enable us to develop new restaurants at attractive investment levels.

Proven, Experienced Executive Management Team.    Our executive management team has extensive experience in the restaurant industry. Mark S. Mednansky, our Chief Executive Officer, has over 35 years of restaurant experience and 25 years of experience as a multi-unit manager. In addition, Robert J. Stetson, who will serve as our Vice Chairman of the Board and a director upon consummation of this offering, has over 25 years of experience in the restaurant industry and has been involved in a number of successful companies, including Pizza Hut, Burger King and Rare Hospitality and served as President, Chief Executive Officer and director of U.S. Restaurant Properties, Inc.

Our Growth Strategy

We believe there are significant opportunities to grow our business, strengthen our competitive position and enhance our brands through the continued implementation of the following strategies:

New Unit Expansion.    We believe that there is an immediate opportunity to open new Del Frisco's and Sullivan's in existing and new markets based on our disciplined growth strategy, which is enhanced by our brands' ability to co-exist in overlapping markets. We believe there are multiple domestic markets with favorable demographic profiles for both a Del Frisco's and a Sullivan's to exist. Beyond domestic new unit growth, we also believe that the Del Frisco's concept has the potential for international growth in key markets through joint ventures or licensees.

Increase Customer Traffic.    We have demonstrated our ability to consistently drive same-store sales, as evidenced by our 20 consecutive quarters of combined same-store sales growth. We believe there are still significant opportunities to drive increased guest counts through a number of initiatives, which include increasing brand awareness through national, regional and local advertising, as well as through word-of-mouth.

Increase in Average Per Person Check.    We plan to opportunistically drive the average per person check at our restaurants primarily through the selective introduction of higher priced items and increases in menu pricing. Additionally, we selectively feature daily menu specials such as a 24-ounce bone-in dry-aged kobe steak at Del Frisco's and fresh Florida stone crab claws and whole Maine lobster at Sullivan's to produce higher check averages and improved margins at our restaurants.

Additional Private Dining Business.    We host many business and non-business private dining events such as corporate events, sales meetings, presentations, charity events and private parties, and can accommodate both small and large groups. We plan to capitalize on the opportunity to increase this business by installing more private dining capacity in our restaurants as the private dining business typically generates a higher average check per person than our dining rooms and allows us to better leverage our fixed costs and achieve higher margins on those net sales. To help drive this effort, each location dedicates a staff member solely to increasing the private dining business.

Risk Factors

Our business is subject to numerous risks and uncertainties. You should carefully consider all of the information set forth in this prospectus and, in particular, the information under the heading "Risk Factors," prior to purchasing the shares of common stock offered hereby.

Our Equity Sponsor

Lone Star Fund V (U.S.), L.P., who we refer to in this prospectus, along with its affiliates and associates (excluding us and other companies that it or they own as a result of their investment activities), as Lone Star Fund, is a leading U.S. private equity firm and the sixth in a series of private equity funds organized by its principals. Since 1995, the principals of Lone Star Fund have organized private equity funds totaling more than $13.3 billion to invest globally in corporate secured and unsecured debt instruments, real estate-related assets and select corporate acquisitions. Lone Star Fund has affiliate offices in Dallas, London, Tokyo, Seoul, Dublin, Brussels, Luxembourg, Frankfurt, and Hamilton, Bermuda. Immediately prior to this offering, Lone Star Fund owned all of our outstanding equity interests, and it will own approximately             % of our common stock immediately following the consummation of this offering, assuming no exercise of the underwriters' over-allotment option.

Acquisition by Lone Star Fund

On December 13, 2006, Lone Star Fund acquired Lone Star Steakhouse & Saloon, Inc., which owned the Del Frisco's and Sullivan's concepts, among others, with stockholders of Lone Star Steakhouse & Saloon receiving $27.35 per share based on the then outstanding number of shares of common stock of Lone Star Steakhouse & Saloon. The acquisition was structured in two steps. In the first step, Lone Star Steakhouse & Saloon sold the capital stock of certain of its subsidiaries that operated the Texas Land & Cattle and Lone Star Steakhouse & Saloon restaurant concepts to affiliate companies of Lone Star Fund. These subsidiaries, along with the affiliate companies, are referred to in this prospectus as the Casual Dining Companies. In the second step, Lone Star Steakhouse & Saloon was merged with an acquisition entity and, as a result, became wholly-owned by Lone Star Fund. While the Casual Dining Companies are also wholly-owned by Lone Star Fund, and therefore may be affiliates of ours, we do not have any ownership interest in any of them, nor do any of them have any ownership interest in us. Please see "Certain Relationships and Related Transactions" for a description of the relationships between us and Lone Star Fund and between us and the Casual Dining Companies.

Fiscal Periods

Our fiscal year consists of 52 or 53 weeks and ends on the last Tuesday in December. Our fiscal quarters consist of 12, 12, 12 and 16 or 17 weeks, respectively. Throughout this prospectus, our fiscal years are referred to as set forth below:

Fiscal Year Ended or Ending	Reference in this Prospectus
December 31, 2002	2002
December 30, 2003	2003
December 28, 2004	2004
December 27, 2005	2005
December 26, 2006	2006
December 25, 2007	2007
December 30, 2008	2008

Corporate Information

We were initially organized as a Delaware limited liability company on June 30, 2006 and, immediately prior to the consummation of this offering, we will be converted into a Delaware corporation and renamed Del Frisco's Restaurant Group, Inc. Our principal executive offices are located at 224 East Douglas, Suite 700, Wichita, Kansas 67202. Our telephone number is (316) 264-8899. Our website address is http://www.             .com. The information contained on our website does not constitute part of, nor is it incorporated into, this prospectus.

Our Reorganization

Prior to the consummation of this offering, Del Frisco's Restaurant Group, LLC will be converted into a Delaware corporation and renamed Del Frisco's Restaurant Group, Inc., and our immediate parent, LSF5 Wagon Holdings, LLC, will distribute the shares of our common stock held by it to its interest holders. In connection with this reorganization,              shares of common stock will be distributed to existing holders of interests of LSFS Wagon Holdings, LLC. See "Certain Relationships and Related Transactions — Corporate Reorganization."

Unless otherwise expressly stated or the context otherwise requires, the information in this prospectus:

  •
  assumes the adoption and filing of our new certificate of incorporation and the adoption of our new bylaws in connection with our conversion into a Delaware corporation and the distribution of the shares of our common stock held by LSF5 Wagon Holdings, LLC, our immediate parent, to its interest holders;

  •
  assumes, with respect to the number of restaurants only, the sale of the Sullivan's in Branson, Missouri to one of the Casual Dining Companies prior to the end of 2007;

  •
  is based upon             shares of our common stock outstanding as of             , 2007;

  •
  gives effect to the appointment of the applicable persons named in this prospectus to serve as members of our board of directors and board committees, each of which will occur prior to or upon the consummation of this offering;

  •
  assumes the effectiveness of an equity incentive plan that we plan to adopt prior to the consummation of this offering;

  •
  assumes no exercise of the underwriters' over-allotment option to purchase up to             additional shares of our common stock from us; and

  •
  an initial public offering price of $             per share, the mid-point of the range set forth on the cover of this prospectus.

The Offering

Common stock offered by us	shares
Common stock to be outstanding immediately after this offering	shares
Use of proceeds
Our net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise in full their over-allotment option), after deducting underwriting discounts and commissions and other estimated offering expenses payable by us.
We intend to use the net proceeds from this offering as follows:
• approximately $ will be used to repay outstanding borrowings under our credit facility;
• approximately $ million will be used to repay amounts outstanding under a note payable from us to one of the Casual Dining Companies; and
• the remainder of the net proceeds will be used for working capital and other general corporate purposes.
Proposed NASDAQ symbol	"FINE". There is no guarantee that the NASDAQ Global Market will accept our application and no guarantee that our common stock will be listed.

The number of shares of our common stock to be outstanding immediately after this offering as set forth above is based on the number of shares outstanding as of              , 2007 and excludes the following:

  •
  up to             shares of our common stock that may be issued by us if the underwriters exercise their over-allotment option to purchase additional shares; and

  •
  an aggregate of             additional shares of our common stock that will initially be available for future awards pursuant to our equity incentive plan.

Summary Consolidated and Combined Financial and Operating Data

The summary consolidated and combined financial and operating data below are derived from the following sources:

  •
  the combined financial statements of our company while operated as subsidiaries of Lone Star Steakhouse & Saloon, Inc. (which we refer to as our Predecessor) for 2002 through 2005. The Predecessor financial statements for 2002 and 2003 are unaudited and the financial statements for 2004 and 2005 have been audited by an independent registered public accounting firm;

  •
  our combined results for 2006, which represents the combination of the Predecessor period from December 28, 2005 through December 12, 2006 and the Successor period from December 13, 2006 through December 26, 2006, each of which have been audited by an independent registered public accounting firm; and

  •
  the unaudited interim combined financial statements for the 36 weeks ended September 5, 2006 of the Predecessor and our unaudited interim consolidated financial statements for the 36 weeks ended September 4, 2007, which in the opinion of management reflect all adjustments necessary to present fairly in accordance with accounting principles generally accepted in the United States the information for interim periods presented. The operating results of the interim periods are not necessarily indicative of results for a full year.

The summary consolidated and combined financial and operating data below represent portions of our financial statements and are not complete. Additionally, the financial and operating data set forth below may not reflect the many significant changes that will occur in the operations and capitalization of our company as a result of the reorganization. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated and the Predecessor's combined financial statements and the related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of future performance.

Our combined results for 2006 are unaudited and represent the combination of the Predecessor period from December 28, 2005 through December 12, 2006 and the Successor period from December 13, 2006 through December 26, 2006, each of which have been audited by an independent registered public accounting firm. This combination does not comply with GAAP or with the rules for unaudited pro forma presentation, but is presented because we believe it provides the most meaningful comparison of our results. The Predecessor financial statements represent the combined financial position and combined results of operations of the Del Frisco's Double Eagle Steak House and Sullivan's Steakhouse restaurants as well as LS Finance, Inc., one of our subsidiaries that provided cash management and treasury support for all of Lone Star Steakhouse & Saloon's restaurants, which have been "carved-out" from the consolidated financial statements of Lone Star Steakhouse & Saloon, Inc.

	Predecessor				Combined	Predecessor	Successor
	Year Ended					36 Weeks Ended
	December 31, 2002(1)	December 30, 2003	December 28, 2004	December 27, 2005	Year Ended December 26, 2006	Sept. 5, 2006	Sept. 4, 2007
			(dollars in thousands)
	(unaudited)				(unaudited)	(unaudited)
Income Statement Data:
Net sales	$113,545	$120,302	$135,626	$142,402	$152,543	$101,140	$108,332
Costs and expenses:
Costs of sales	36,553	41,972	46,876	49,177	53,861	35,973	37,838
Restaurant operating expenses	49,027	52,368	57,883	61,523	64,403	43,557	48,300
Pre-opening costs	—	—	—	—	974	146	1,447
General and administrative expenses(2)	6,769	7,216	7,553	6,847	11,177	6,008	2,814
Costs associated with strategic alternatives and merger expense(3)	519	—	—	—	2,360	879	189
Hurricane disaster relief donation	—	—	—	241	—	—	—
Management and accounting fees paid to related party	—	—	—	—	195	—	2,213
Depreciation and amortization	5,226	5,043	4,799	4,488	4,282	3,036	2,232

Operating income	15,451	13,703	18,515	20,126	15,291	11,541	13,299
Other income (expense), net:
Interest expense — affiliates	—	—	—	—	(425)	—	(3,662)
Interest expense — other	(298)	(194)	(163)	(170)	(174)	(124)	(1,601)
Other income, net	1,370	789	889	1,717	2,279	1,375	299

Income before income taxes	16,523	14,298	19,241	21,673	16,971	12,792	8,335
Provision for income taxes	5,491	4,169	6,862	7,577	7,009	4,044	2,830

Net income	$11,032	$10,129	$12,379	$14,096	$9,962	$8,748	$5,505

Net income per share:
Basic earnings per share
Diluted earnings per share
Shares used in computing net income per share:
Basic
Diluted
	December 31, 2002	December 30, 2003	December 28, 2004	December 27, 2005	December 26, 2006	Sept. 5, 2006	Sept. 4, 2007
	(unaudited)					(unaudited)
Balance Sheet Data:
Cash and marketable securities(4)	$55,183	$76,487	$55,246	$53,549	$21,567		$1,994
Current assets	66,170	86,948	65,927	66,724	32,592		13,790
Property and equipment, net	56,989	53,052	50,935	52,820	53,096		60,062
Total assets	159,698	176,485	147,285	149,808	218,906		206,006
Current liabilities including note payable to parent	11,344	19,745	21,968	13,170	169,320		59,341
Advances due to affiliate	31,625	53,630	59,895	67,550	55,000		42,166
Long-term debt, less current maturities	—	—	—	—	—		108,625
Total stockholders' or member's equity (deficit)(5)	$112,501	$93,530	$52,796	$55,492	$(29,318)		$(23,288)
Other Financial Data:
Number of restaurants open at end of period(6)	20	20	20	20	20	20	22
Change in comparable unit net sales	0.5%	8.1%	12.6%	4.9%	6.8%	7.0%	2.7%

(1)
The results for the year ended December 31, 2002 include 53 weeks, all other years presented include 52 weeks.
(2)
Includes $4,266 of stock based compensation expense for the year ended December 26, 2006, $905 of stock based compensation expense for the 36 weeks ended September 4, 2006 and $0 of stock based compensation expense for the 36 weeks ended September 4, 2007.
(3)
The $2,360 and the $879 for the period from December 28, 2005 through December 12, 2006 and for the 36 weeks ended September 5, 2006, respectively, were direct costs incurred by Lone Star Steakhouse & Saloon associated with the acquisition by Lone Star Fund and allocated to the Predecessor. These costs mainly consisted of fees paid to investment advisors and legal counsel. Additionally, during the 36 weeks ended September 4, 2007, we incurred costs of $189 related to the exploration of other various strategic alternative projects.
(4)
The large decrease in the cash and marketable securities from $53,549 as of December 27, 2005 to $21,567 as of December 26, 2006 was a result of us paying $33,849 to vested stock option holders as a result of the acquisition by Lone Star Fund.
(5)
The negative equity of $29,318 as of December 26, 2006 was a result of the acquisition of Lone Star Steakhouse & Saloon by Lone Star Fund which was accounted for in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations (See note 2 of our Consolidated and Combined Financial Statements included elsewhere in this prospectus).
(6)
The number of restaurants open at the end of a period does not reflect the Orlando Del Frisco's licensee, which was open for all periods, or the Branson, Missouri Sullivan's restaurant that was opened in November 2006 but will be sold to one of the Casual Dining Companies prior to the end of 2007.

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information included in this prospectus before buying shares of our common stock. Any of these risks may have a material adverse effect on our business, financial condition, results of operations and cash flows. In that case, you may lose all or part of your investment.

Risks Related to Our Business

Changing discretionary spending patterns and general economic conditions could reduce our guest traffic and average net sales per guest, which would have an adverse effect on our net sales.

Purchases at our restaurants are discretionary for consumers and, therefore, we are susceptible to economic slowdowns. In particular, our steakhouses cater primarily to business clientele and local fine-dining guests. We believe that the majority of our weekday net sales are derived from business people using expense accounts. Accordingly, we believe that our business is susceptible to any factors that cause a reduction in expense account dining by our business clientele. We also believe that consumers generally are more willing to make discretionary purchases, including high-end restaurant meals, during periods in which favorable economic conditions prevail. Changes in spending habits as a result of an economic slowdown or a reduction in consumer confidence are likely to reduce our guest traffic or average net sales per guest, which would adversely affect our net sales.

The future performance of the U.S. economy is uncertain and is directly affected by numerous global and national political and other factors that are beyond our control. These factors, which also affect discretionary consumer spending, include, among other items, national, regional and local economic conditions, disposable consumer income, consumer confidence, terrorist attacks and the United States' participation in military actions. We believe that these factors could adversely impact our business and, should these factors worsen or be perceived to be worsening, we would expect them to adversely impact our business.

You should not rely on past increases in our average unit volumes or our comparable net sales as an indication of our future results of operations because they may fluctuate significantly.

A number of factors have historically affected, and will continue to affect, our average unit volumes and comparable net sales, including, among other factors:

  •
  our ability to execute our business strategy effectively;

  •
  competition;

  •
  consumer trends;

  •
  introduction of new menu items; and

  •
  general regional and national economic conditions.

Our average unit volumes and comparable net sales may not increase at rates achieved over the past several years. Changes in our average unit volumes and comparable net sales could cause the price of our common stock to fluctuate substantially.

Our future growth depends on our ability to open new restaurants and operate new restaurants profitably.

Our financial position and results of operations depend on management's ability to execute our business strategy. Key factors involved in the execution of our business strategy include opening new restaurants, increasing same-store sales and improving store-level margins. Our ability to open new restaurants is dependent upon a number of factors, many of which are beyond our control, including:

  •
  finding quality locations;

  •
  reaching acceptable agreements regarding the lease or purchase of locations;

  •
  complying with applicable zoning, land use and environmental regulations;

  •
  having an adequate amount of money available for construction and opening costs;

  •
  timely hiring, training and retaining the skilled management and other employees necessary to meet staffing needs;

  •
  obtaining, for an acceptable cost, required permits and approvals;

  •
  successfully promoting our new restaurants and competing in the markets in which our new restaurants are located;

  •
  efficiently managing the amount of time and money used to build and open each new restaurant; and

  •
  general economic conditions and conditions specific to the restaurant industry.

We are reviewing additional sites for potential future restaurants. Typically, there has been a "ramp-up" period before we expect a new steakhouse to achieve our targeted level of performance. This is due to higher operating costs caused by start-up and other temporary inefficiencies associated with opening new restaurants, such as lack of market familiarity and acceptance when we enter new markets and unavailability of experienced staff.

We may not be able to attract enough customers to new restaurants because potential customers may be unfamiliar with our restaurants or the atmosphere or the menus of our restaurants might not appeal to them. As a result, the operating results generated at new restaurants may not equal the operating results generated at our existing restaurants. The restaurants may even operate at a loss, which could have a significant adverse effect on our overall operating results.

Del Frisco's New York location represents a significant portion of our net sales, and any significant disruption in the operation of this location or downturn in its business could harm our business, financial condition and results of operations.

Del Frisco's New York location represented approximately 19% and 20% of our net sales in 2005 and 2006, respectively. Accordingly, we are susceptible to fluctuations in our business caused by adverse economic conditions or changes in customer preferences in this geographic region. Any significant interruption in the operation of this location due to a natural disaster, act of terrorism or national emergency, accident, system failure or other unforeseen event in or around New York could result in a temporary or permanent closing of this location, could influence potential customers to avoid this geographic region or this location in particular or otherwise lead to a decrease in sales. As a result, our business, financial condition and results of operations would be harmed. Our business could also be significantly harmed by a downturn in the business at Del Frisco's New York location, whether as a result of changes in customer preferences or for other reasons.

Our growth may strain our infrastructure and resources, which could delay the opening of new restaurants and adversely affect our ability to manage our existing restaurants.

Following this offering, we plan to accelerate the pace of new restaurant growth. This growth will place increased demands on management resources as well as our human resources, purchasing and site management teams. In addition, if our current restaurant management systems, financial and management controls and information systems are insufficient to support this expansion, our ability to open new restaurants and to manage our existing restaurants would be adversely affected. If we fail to continue to improve our infrastructure, we may be unable to implement our growth strategy or maintain current levels of operating performance in our existing restaurants.

Changes in our relationship with the Casual Dining Company that provides certain services to us could require us to negotiate alternative agreements that may have less favorable terms.

After this offering, we will continue to obtain various services from the Casual Dining Company that provides certain services to us under a shared services agreement. This company, which provides similar services to all of the Casual Dining Companies, is referred to in this prospectus as the shared services provider. The services provided by the shared services provider under this agreement are material to our operations. These services include accounting, cash management, financial analysis and other financial services, real estate management, construction services, travel, legal services, benefits administration services, various tax services, information technology services and other services. The intention of this agreement is to continue the relationship between the shared services provider and us in a manner consistent with past practices. The shared services provider's position as a company under common control with us may cause conflicts of interest relating to the nature, quality and pricing of services or products provided to us under the shared services agreement or other agreements. In addition, the shared services agreement has an initial term of 52 weeks with an automatic 52-week renewal term subject to early termination by either party with 60 days' written notice. If the shared services agreement is terminated, we will have to provide the services covered by the agreement on our own or obtain them from a third party. We may not be able to replace all of these services in a timely manner or on terms, including cost, that are as favorable as those we receive from the shared services provider. In addition, we may not be able to provide these services internally or hire individuals who can provide these services to us on favorable terms or at all.

We guarantee the leases with third parties for 27 restaurants owned by the Casual Dining Companies.

Prior to the acquisition of Lone Star Steakhouse & Saloon by Lone Star Fund, Lone Star Steakhouse & Saloon, Inc. guaranteed certain leases entered into by various operating subsidiaries of Lone Star Steakhouse & Saloon. These included leases entered into by certain of the Casual Dining Companies. The lease guarantees are still in effect. Prior to the completion of this offering, the parent companies of the Casual Dining Companies and the applicable Casual Dining Company lessee will enter into reimbursement agreements with us where they will agree to reimburse us for any payments and expenses incurred by us resulting from the guarantees of the 27 Casual Dining Companies leases. However, if the Casual Dining Company lessee, or its parent company, fails or is unwilling or unable to continue to meet its obligations under these leases or the reimbursement agreements, we may be required to make the lessee's payments under its lease.

Our restaurants may not be able to compete successfully with other restaurants and, as a result, we may not achieve our desired net sales and profitability targets.

If our restaurants are unable to compete successfully with other restaurants in new or existing markets, we may not achieve our desired net sales and profitability targets. Our industry is intensely competitive with respect to price, quality of service, restaurant location, ambiance of facilities and type and quality of food. We compete with national and regional restaurant chains and independently owned restaurants for customers, restaurant locations and qualified management and other restaurant staff. Compared to our business, some of our competitors have greater financial and other resources, have been in business longer, have greater name recognition and are better established in the markets where our restaurants are located or are planned to be located. Our inability to compete successfully with other restaurants may harm our ability to maintain levels of comparable net sales growth or may force us to close one or more of our restaurants. Closing a restaurant would reduce our net sales, and could subject us to construction and other costs including severance, legal costs and the write-down of leasehold improvements, equipment, furniture and fixtures. In addition, we could remain liable for remaining future lease obligations.

Our continued success depends in part upon the continued popularity of upscale steakhouses.

Shifts in consumer preferences away from upscale steakhouses could materially and adversely affect our operating results. The restaurant industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and eating and purchasing habits. Our success depends in part on our ability to anticipate and respond to changing consumer preferences, as well as other factors affecting the restaurant industry, including new market entrants and demographic changes.

Continued expansion by our competitors in the upscale steakhouse segment of the restaurant industry could prevent us from realizing anticipated benefits from new restaurant growth or continued growth in existing restaurant net sales.

Our competitors have opened many upscale steakhouses in recent years and a key element of our strategy is to open new steakhouses in both new and existing markets. If we overestimate demand for our steakhouses or underestimate the popularity of our competitors' restaurants, we may be unable to realize anticipated net sales from new steakhouses. Similarly, if one or more of our competitors open new restaurants in any of our existing or anticipated markets, sales in our existing and new steakhouses may be lower than we expect. Any unanticipated slowdown in demand in any of our restaurants due to industry competition could reduce our net sales, which could cause the price of our common stock to decline substantially.

Increases in the prices of, or reductions in the availability of, USDA prime beef and premium choice beef could reduce our operating margins and our net sales.

We purchase large quantities of beef, particularly USDA prime beef and premium choice beef, which is subject to extreme price fluctuations due to seasonal shifts, climate conditions, the price of feed, industry demand and other factors. Our beef costs represented approximately 33% of our food and beverage costs during 2006 and approximately 33% of our food and beverage costs during the 36-week period ended September 4, 2007. The market for USDA prime beef and premium choice beef is particularly volatile. Because our steakhouses feature USDA prime beef and premium choice beef, we generally would expect to purchase these types of beef even if the price increased significantly. If prices for the types of beef we use in our restaurants increase in the future and we choose not to pass, or could not pass, these increases on to our guests, our operating margins would decrease, perhaps materially. If certain kinds of beef become unavailable for us to purchase, our net sales could decrease as well.

We may experience higher operating costs, including increases to supply prices and employee salaries and benefits, which will adversely affect our operating results if we cannot increase menu prices to cover them.

Our ability to maintain consistent quality throughout our restaurants depends in part upon our ability to acquire fresh food products, including USDA prime beef and premium choice beef, and related items from reliable sources in accordance with our specifications and in sufficient quantities. We have relatively short-term contracts with a limited number of suppliers for the distribution of most meat, food and other supplies for our restaurants. Our current supply agreements for beef are due to expire in December 2007 and February 2008, which would result in our renewing or replacing those agreements at a time of historically high prices. Our dependence on a small number of suppliers, as well as the limited number of available suppliers of USDA prime beef and premium choice beef, subject us to the possible risks of shortages, interruptions and price fluctuations. If any of these suppliers do not perform adequately or otherwise fail to distribute products or supplies to our restaurants, we may be unable to replace the suppliers in a short period of time on acceptable terms. Our inability to replace our suppliers in a short period of time on acceptable terms could increase our costs and could cause shortages at our restaurants of food and other items that may cause us to remove certain items from a restaurant's menu or temporarily close a restaurant. If we temporarily close a restaurant or remove popular items from a restaurant's menu, that restaurant may experience a significant reduction in net sales during the time affected by the shortage and thereafter, as our customers may change their dining habits as a result.

If we increase compensation or benefits to our employees or pay higher prices for food items or other supplies, we will have an increase in our operating costs. If we are unable or unwilling to increase our menu prices or take other actions to offset increased operating costs, our operating results will suffer. Many factors affect the prices that we pay for the various food and other items that we use to operate our restaurants, including seasonal fluctuations, longer term cycles and other fluctuations in livestock markets, changes in weather or demand and inflation. Factors that may affect the compensation and benefits that we pay to our employees include local unemployment rates and changes in minimum wage and employee benefits laws. Other factors that could cause our operating costs to increase include fuel prices, occupancy and related costs, maintenance expenditures and increases in other day-to-day expenses.

Our operating results may fluctuate significantly due to the seasonality of our business and these fluctuations make it more difficult for us to accurately predict in a timely manner factors that may have a negative impact on our business.

Our business is subject to seasonal fluctuations that may vary greatly depending upon the region in which a particular restaurant is located. These fluctuations can make it more difficult for us to predict accurately, and address in a timely manner, factors that may have a negative impact on our business. Accordingly, results for any one quarter or year are not necessarily indicative of results to be expected for any other quarter or year.

Our results of operations can be affected by a variety of factors and may fluctuate significantly in the future.

Our results of operations are affected by a variety of factors, including:

  •
  the timing of new restaurant openings, the cost of opening new restaurants and the relative proportion of new restaurants to mature restaurants;

  •
  changes in consumer preferences and spending patterns;

  •
  general economic conditions;

  •
  severe weather conditions; and

  •
  actions by our competitors.

Negative publicity surrounding our restaurants or the consumption of beef generally could adversely affect consumer tastes, which could reduce sales in one or more of our restaurants and make our brands less valuable.

Because our competitive strengths include the quality of our food and our restaurant facilities, we believe that adverse publicity relating to these factors or other similar concerns affects us more than it would restaurants that compete primarily on other factors. Any shifts in consumer preferences away from the kinds of food we offer, particularly beef, whether because of dietary or other health concerns or otherwise, would make our restaurants less appealing and adversely affect our net sales. Adverse changes involving any of these factors could further reduce our guest traffic and/or impose practical limits on pricing, which could further reduce our net sales and operating income.

Instances of food-borne illness, as well as negative publicity relating thereto, could result in reduced demand for our menu offerings and reduced traffic in our restaurants and negatively impact our business.

Instances of food-borne illness, including Bovine Spongiform Encephalopotathy, which is also known as BSE or mad cow disease, aphthous fever, which is also known as hoof and mouth disease, as well as hepatitis A, lysteria, salmonella and e-coli, whether or not traced to our restaurants, could reduce demand for our menu offerings. In addition, any negative publicity relating to these and other health-related matters may affect consumers' perceptions of our restaurants and the food that we offer, reduce guest visits to our restaurants and negatively impact demand for our menu offerings. Because our competitive strengths include the quality of our food, adverse publicity relating to these matters or other similar concerns affects us more than it would restaurants that compete primarily on other factors.

Restaurant companies, including ours, have been the target of class action lawsuits and other proceedings alleging, among other things, violations of federal and state workplace and employment laws. Proceedings of this nature, if successful, could result in our payment of substantial damages.

Our results of operations may be adversely affected by legal or governmental proceedings brought by or on behalf of our employees or customers. In recent years, a number of restaurant companies, including ours, have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. For example, we are a defendant in a pending lawsuit alleging violations of state wage and hour laws alleging the failure to provide proscribed meal and rest breaks. Insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these matters. Accordingly, we may incur substantial damages and expenses resulting from lawsuits, which would increase the cost of operating our business and decrease the cash available for other uses.

Litigation concerning food quality, health and other issues could require us to incur additional liabilities or cause guests to avoid our restaurants.

Occasionally, our guests file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to our restaurants. We are also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims and claims alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters. In addition, we could become subject to class action lawsuits related to these matters in the future. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their guests. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment significantly in excess of our insurance coverage for any claims would materially adversely affect our financial condition and results of operations. Adverse publicity resulting from these claims may negatively impact net sales at one or more of our restaurants.

We are currently party to certain litigation related to Lone Star Fund's acquisition of Lone Star Steakhouse & Saloon, Inc. which, if adversely determined, could have a material and adverse effect on us.

On February 7, 2007, certain former stockholders of Lone Star Steakhouse & Saloon, Inc. filed a petition in the Court of Chancery of the State of Delaware against Lone Star Steakhouse & Saloon, Inc., which is currently our main operating subsidiary and has been renamed. We refer to this as the dissenters' action in this prospectus. The plaintiffs in the dissenters' action, who held 1,185,404 shares in that entity prior to its acquisition by Lone Star Fund, refused to accept the $27.35 per share that was paid to other stockholders in the acquisition and have instead requested an appraisal of the fair value of those shares pursuant to Section 262 of the Delaware General Corporation Law. Prior to the completion of this offering, Lone Star Fund will enter into a reimbursement agreement with us where it will agree to take over the defense of that action and reimburse us for any amounts owed to such former stockholders as a result of a settlement or judgment rendered in that action. If Lone Star Fund were unable or unwilling to reimburse us for any such amounts, it could have a material adverse effect on our business and financial condition.

On September 8, 2006, a lawsuit was filed in the district court of Sedgwick County, Kansas as a class action against Lone Star Steakhouse & Saloon and the former directors of Lone Star Steakhouse & Saloon. An additional suit was also filed in the district court of Sedgwick County, Kansas on November 17, 2006 that alleged substantially the same claims as the prior suit, and has been consolidated with the prior suit. The suit alleges that Lone Star Steakhouse & Saloon and its former directors breached their duty of disclosure with respect to the proxy statement delivered to former stockholders in connection with the transaction where Lone Star Steakhouse & Saloon was acquired by Lone Star Fund. The suit also alleges that the former directors of Lone Star Steakhouse & Saloon breached their fiduciary duties to the then stockholders of Lone Star Steakhouse & Saloon in connection with the acquisition of Lone Star Steakhouse & Saloon by Lone Star Fund. If these claims were determined adversely and our insurance carriers were unable or unwilling to pay them or if any judgment or settlement exceeded the amounts available under our insurance policies, we could be liable directly with respect to the claims against Lone Star Steakhouse & Saloon and liable to indemnify our former directors with respect to the claims solely against them, any of which could have a material adverse effect on our business and financial condition.

The risk of future terrorist attacks may adversely impact our business.

As a result of the terrorist attacks on the United States on September 11, 2001, a number of our restaurants were negatively affected. Recent terrorist warnings, both in the United States and internationally, suggest the possibility of future terrorist attacks which, together with the unpredictability of future military action and other responses to terrorist attacks, has resulted in economic uncertainty. The occurrence of future terrorist attacks may adversely affect our business and make it more difficult to forecast our future results of operations.

If we expand into markets outside of the United States, our business could be susceptible to risks associated with international operations.

We may expand into international markets. We have limited experience operating in international jurisdictions. We do not currently operate any restaurants outside of the United States. Our inexperience in operating our business outside of the United States increases the risk that any international expansion efforts that we may undertake will not be successful. In addition, conducting international operations subjects us to new risks that we have not generally faced in the United States. These include:

  •
  legal considerations, such as restrictions on importing USDA prime and premium choice beef from the United States;

  •
  fluctuations in currency exchange rates;

  •
  unexpected changes in foreign regulatory requirements;

  •
  difficulties in managing and staffing international operations;

  •
  potentially adverse tax consequences, including the complexities of international value added tax systems and restrictions on the repatriation of earnings;

  •
  the burdens of complying with a wide variety of international laws and different legal standards;

  •
  political, social and economic instability abroad, terrorist attacks and security concerns in general; and

  •
  reduced or varied protection of intellectual property rights in some countries.

The occurrence of any of these risks could negatively affect any international expansion we may pursue and our results of operations.

We may incur additional costs or liabilities and lose net sales as a result of government regulation affecting the operation of our restaurants.

Our business is subject to extensive federal, state and local government regulation, including regulations related to the preparation and sale of food, the sale of alcoholic beverages, the sale and use of tobacco, zoning and building codes, land use and employee, health, sanitation and safety matters. Typically our restaurants' licenses to sell alcoholic beverages must be renewed annually and may be suspended or revoked at any time for cause. Alcoholic beverage control regulations relate to various aspects of daily operations of our restaurants, including the minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. The failure of any of our restaurants timely to obtain and maintain liquor or other licenses, permits or approvals required to serve alcoholic beverages or food could delay or prevent the opening of, or adversely impact the viability of, and any negative publicity related thereto could have an adverse effect on, the restaurant and we could lose significant net sales.

Our restaurants are subject in each state in which we operate to "dram shop" laws, which generally allow a person to sue us if that person was injured by a legally intoxicated person who was wrongfully served alcoholic beverages at one of our restaurants. Recent litigation against restaurant chains has resulted in significant judgments, including punitive damages, under dram shop statutes. A judgment against us under a dram shop law could exceed our liability insurance coverage policy limits and could result in substantial liability for us and have a material adverse effect on our results of operations. Our inability to continue to obtain such insurance coverage at reasonable cost also could have a material adverse effect on us.

To the extent that governmental regulations impose material additional obligations on our suppliers, including, without limitation, regulations relating to the inspection or preparation of meat, food and other products used in our business, product availability could be limited and the prices that our suppliers charge us could increase. We may not be able to offset these costs through increased menu prices, which could have a material adverse effect on our business. If any of our restaurants were unable to serve particular food products, even for a short period of time, we could experience a reduction in our overall net sales, which could have a material adverse effect on us. In addition, further government regulation, including laws restricting smoking in restaurants and bars, may reduce guest traffic and adversely impact our sales.

One or more of our restaurants could be subject to litigation and governmental fine, censure or closure in connection with issues relating to our food and/or our facilities. The food products that we serve, including meat and seafood, are susceptible to food borne illnesses. Other restaurant companies have been named as defendants in actions seeking damages as a result of food borne illnesses and actions brought under state laws regarding notices with respect to chemicals contained in food products and regarding excess moisture in the business premises. These matters could have a material adverse effect on our business.

The costs of operating our restaurants may increase if there are changes in laws governing minimum hourly wages, working conditions, overtime and tip credits, health care, workers' compensation insurance rates, unemployment tax rates, sales taxes or other laws and regulations such as those governing access for the disabled, including the Americans with Disabilities Act. If any of these costs were to increase and we were unable to offset the increase by increasing our menu prices or by other means, this could have a material adverse effect on our business and results of operations. Because we have a significant number of restaurants located in various states, regulatory changes in these states could have a disproportionate impact on our business. See "Business — Government Regulation" for a discussion of certain regulations affecting our business.

The failure to enforce and maintain our intellectual property rights could enable others to use names confusingly similar to the names and marks used by our restaurants, which could adversely affect the value of our brands.

We have registered the names Del Frisco's, Double Eagle Steak House, Sullivan's and certain other names and logos used by our restaurants as trade names, trademarks or service marks with the United States Patent and Trademark Office and in certain foreign countries. The success of our business depends on our continued ability to use our existing trade names, trademarks and service marks in order to increase our brand awareness. In that regard, we believe that our trade names, trademarks and service marks are valuable assets that are critical to our success. The unauthorized use or other misappropriation of our trade names, trademarks or service marks could diminish the value of our brands and restaurant concepts and may cause a decline in our net sales. We are also aware of names similar to those of our restaurants used by third parties in certain limited geographical areas and have ongoing contractual relationships with these third parties with respect to the restriction of those uses. Protective actions we take with respect to these rights may fail to prevent unauthorized usage or imitation by others, which could harm our reputation, brand or competitive position and, if we commence litigation to enforce our rights, cause us to incur significant legal expenses.

We occupy most of our restaurants under long-term non-cancelable leases and we may be unable to renew leases at the end of their terms.

Most of our restaurants are located in leased premises. Many of our current leases are non-cancelable and typically have terms ranging from 5 to 15 years with renewal options for terms ranging from 5 to 10 years. We believe that leases that we enter into in the future likely will also be long-term and non-cancelable and have similar renewal options. If we were to close a restaurant, we would generally remain committed to perform our obligations under the applicable lease, which could include, among other things, payment of the base rent for the balance of the lease term. Our obligation to continue making rental payments in respect of leases for closed restaurants could have a material adverse effect on our business and results of operations. Alternatively, at the end of the lease term and any renewal period for a restaurant, we may be unable to renew the lease without substantial additional cost, if at all. If we are unable to renew our restaurant leases, we may be forced to close or relocate a restaurant, which could subject us to construction and other costs and risks, and could have a material adverse effect on our business and results of operations. For example, closing a restaurant, even during the time of relocation, would reduce the sales that the restaurant would have contributed to our net sales. Additionally, the net sales and profit, if any, generated at a relocated restaurant may not equal the net sales and profit generated at the existing restaurant location.

Fixed rental payments account for a significant portion of our operating expenses, which increases our vulnerability to general adverse economic and industry conditions and could limit our operating and financing flexibility.

Payments under our operating leases account for a significant portion of our operating expenses. We expect that new restaurants we open will typically be leased by us under operating leases. Our substantial operating lease obligations could have significant negative consequences, including:

  •
  increasing our vulnerability to general adverse economic and industry conditions;

  •
  limiting our ability to obtain additional financing;

  •
  requiring a substantial portion of our available cash to be applied to pay our rental obligations, thus reducing cash available for other purposes;

  •
  limiting our flexibility in planning for or reacting to changes in our business or the industry in which we compete; and

  •
  placing us at a disadvantage with respect to some of our competitors.

We depend on cash flow from operations to pay our lease obligations and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities and sufficient funds are not otherwise available to us from borrowings under bank loans or from other sources, we may not be able to service our operating lease obligations, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which would have a material adverse effect on us.

Our level of indebtedness may adversely affect our financial condition, limit our operational and financing flexibility and negatively impact our business.

We currently have a credit facility with a syndicate of financial institutions that provides for a term loan of $110 million and a revolving loan of up to $20 million. Our credit facility, and other debt instruments we may enter into in the future, may have important consequences to you, including the following:

  •
  our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

  •
  we may use a substantial portion of our cash flows from operations to pay interest on our indebtedness, which will reduce the funds available to us for operations and other purposes;

  •
  our level of indebtedness could place us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

  •
  our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited; and

  •
  our level of indebtedness may make us more vulnerable to economic downturns and adverse developments in our business.

We expect that we will depend primarily upon our operations to provide funds to pay our expenses and to pay any amounts due under our credit facility and any other indebtedness we may incur in the future. Our ability to make these payments depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control. Our business may not generate sufficient cash flows from operations in the future and our currently anticipated growth in net sales and cash flows may not be realized, either or both of which could result in our being unable to repay indebtedness or to fund other liquidity needs. If we do not have enough money, we may be required to refinance all or part of our then existing debt, sell assets or borrow more money. We may not be able to accomplish any of these alternatives on terms acceptable to us, or at all. In addition, the terms of existing or future debt agreements, including our existing credit facility, may restrict us from adopting any of these alternatives.

The terms of our credit facility imposes significant operating and financial restrictions on us that may impair our ability to respond to changing business and economic conditions.

Our credit facility contains a number of significant restrictions and covenants that generally limit our ability to, among other things:

  •
  pay dividends or purchase stock or make other restricted payments to our stockholders;

  •
  incur additional indebtedness;

  •
  borrow money or issue guarantees;

  •
  make investments;

  •
  use assets as security in other transactions;

  •
  sell assets or merge with or into other companies;

  •
  make capital expenditures;

  •
  enter into transactions with affiliates;

  •
  sell stock or other ownership interests in our subsidiaries; and

  •
  create or permit restrictions on our subsidiaries' ability to make payments to us.

Our credit facility limits our ability to engage in these types of transactions even if we believed that a specific transaction would contribute to our future growth or improve our operating results. Our credit facility requires us to achieve specified financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these provisions may be affected by events outside of our control. A breach of any of these provisions or our inability to comply with required financial ratios in our credit facility could result in a default under the credit facility. If that were to occur, the lenders will have the right to declare all borrowings to be immediately due and payable. In addition, the lenders will have the right to declare all borrowings to be immediately due and payable upon the occurrence of certain change of control events relating to us. If we are unable to repay all borrowings when due, whether at maturity or if declared due and payable following a default or change of control event, the lenders would have the right to proceed against the collateral granted to secure the indebtedness. If we breach these covenants or fail to comply with the terms of the credit facility, or a change of control event occurs, lenders may declare all borrowings to be immediately due and payable, and may sell the assets pledged as collateral in order to repay those borrowings, which would have a material adverse effect on our cash flow and, to the extent that our assets are sold to repay borrowings, our restaurant business.

Although we hedge a portion of the interest rate risk related to our credit facility, we remain exposed to market risk related to changes in interest rates because our credit facility carries floating rates of interest. Accordingly, our results of operations may be adversely affected by changes in interest rates. Assuming a 100 basis point increase on our base interest rate on our credit facility, 5.54% on September 4, 2007, and if the entire amount available under the facility were drawn, interest expense would increase by approximately $0.8 million over the course of 12 months.

Despite our current indebtedness levels, we may incur substantially more debt, and this could further exacerbate the risks described in this prospectus.

We may incur substantial additional indebtedness in the future. Our ability to recapitalize and incur additional debt could delay or prevent a change in control of our company, make some transactions more difficult, impose financial or other covenants on us and restrict our ability make dividends. In addition, management would have broad discretion in the use of the funds from the additional indebtedness and may use these funds in ways in which you may not approve.

We could face labor shortages that could slow our growth and adversely impact our ability to operate our restaurants.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including restaurant managers, kitchen staff and servers, necessary to keep pace with our anticipated expansion schedule and meet the needs of our existing restaurants. A sufficient number of qualified individuals of the requisite caliber to fill these positions may be in short supply in some areas. If we are unable to continue to recruit and retain sufficiently qualified individuals, our business and our growth could be adversely affected. Any future inability to recruit and retain qualified individuals may delay the planned openings of new restaurants and could adversely impact our existing restaurants. Any such delays, any material increases in employee turnover rates in existing restaurants or any widespread employee dissatisfaction could have a material adverse effect on our business and results of operations. Additionally, competition for qualified employees could require us to pay higher wages, which could result in higher labor costs, which could have a material adverse effect on our results of operations. In addition, we have a substantial number of hourly employees who are paid wage rates at or based on the federal minimum wage and who rely on tips as a large portion of their income. Increases in the minimum wage or decreases in allowable tip credits would increase our labor costs. We may be unable or unwilling to increase our prices in order to pass these increased labor costs on to our guests, in which case, our margins would be negatively affected.

We depend on the services of key executives, the loss of whom could materially harm our business and our strategic direction if we were unable to replace them with executives of equal experience and capabilities.

Some of our senior executives, such as Mark S. Mednansky, our Chief Executive Officer, and Jon W. Howie, our Chief Financial Officer, are important to our success because they have been instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, identifying expansion opportunities and arranging necessary financing. Losing the services of any of these individuals could adversely affect our business until a suitable replacement could be found. We also believe that they could not quickly be replaced with executives of equal experience and capabilities and their successors may not be as effective. We do not maintain key person life insurance policies on any of our executives.

Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.

We believe we maintain insurance coverage that is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. For example, insurance covering liability for violations of wage and hour laws has not generally been available. These losses, if they occur, could have a material adverse effect on our business and results of operations.

Risks Related to This Offering

Our stock price may be volatile, the market price of our common stock may decline and you could lose all or a significant part of your investment. In addition, there is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market or how liquid any trading market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy.

The initial public offering price for our common stock was determined by negotiations between us and the underwriters and does not purport to be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may be influenced by many factors, some of which are beyond our control, including:

  •
  the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts who cover us, our competitors or the restaurant industry in general and the fine dining segment in particular;

  •
  announcements by us or our competitors of new locations or menu items, capacity changes, strategic investments or acquisitions;

  •
  actual or anticipated variations in our or our competitors' operating results, and our and our competitors' growth rates;

  •
  failure by us or our competitors to meet analysts' projections or guidance that we or our competitors may give the market;

  •
  general or regional economic conditions;

  •
  fluctuations in operating results;

  •
  terrorist acts;

  •
  future sales of our common stock; and

  •
  investor perceptions of us, our competitors and our industry.

As a result of these and other factors, investors in our common stock may experience a decrease, which could be substantial, in the value of their investment, including decreases unrelated to our operating performance or prospects. In addition, the stock market in general, and the market for stocks of some restaurant companies in particular, has experienced extreme price and volume fluctuations. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

Lone Star Fund owns a substantial portion of our common stock and may have conflicts of interest with other stockholders in the future.

Immediately after this offering, Lone Star Fund will own approximately    % (or    % if the underwriters' over-allotment option is exercised in full) of our outstanding common stock. As a result,

Lone Star Fund could exert significant influence over, and could control, matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company and make some transactions more difficult or impossible without the support of Lone Star Fund. The interests of Lone Star Fund may not always coincide with our interests as a company or the interests of other stockholders. Accordingly, Lone Star Fund could cause us to enter into transactions or agreements of which you would not approve or make decisions with which you would disagree.

Additionally, Lone Star Fund is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Lone Star Fund may also pursue acquisition opportunities that may be complimentary to our business, and as a result, those acquisition opportunities may not be available to us. In recognition that principals, members, directors, managers, partners, stockholders, officers, employees and other representatives of Lone Star Fund and its affiliates and investment funds may serve as our directors or officers, our certificate of incorporation will provide, among other things, that none of Lone Star Fund or any principal, member, director, manager, partner, stockholder, officer, employee or other representative of Lone Star Fund has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any of these persons or entities acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity, and these persons and entities will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person.

We are a "controlled company" within the meaning of NASDAQ rules and, as a result, are exempt from certain corporate governance requirements.

Upon completion of this offering, Lone Star Fund will continue to control a majority of the voting power of our outstanding common stock. As a result, we are a "controlled company" within the meaning of the NASDAQ corporate governance standards. Under the NASDAQ rules, a company of which more than 50% of the voting power is held by another company is a "controlled company" and need not comply with certain requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that compensation of the executive officers be determined, or recommended to the board of directors for determination, by a majority of the independent directors or a compensation committee comprised solely of independent directors, and (3) the requirement that directors nominees be selected, or recommended for the board of directors' selection, by a majority of the independent directors or a nominations committee comprised solely of independent directors. Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors nor will our nominating and compensation committees consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ corporate governance requirements.

Future sales of our common stock in the public market could cause our stock price to fall.

If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell substantial amounts of our common stock could also depress the market price of our common stock.

Immediately after completion of this offering, we will have                           shares of common stock outstanding, including                           shares that will be beneficially owned by Lone Star Fund. In general, the shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. In addition, all of the remaining shares of our common stock that will be outstanding immediately after completion of this offering will be available for sale in the public markets, pursuant to Rule 144 under the Securities Act, beginning, in the case of substantially all of those shares, 180 days after the completion of this offering and following the expiration of lock-up agreements entered into by the holders of substantially all of our common stock outstanding immediately prior to the consummation of this offering, including our directors and executive officers, for the benefit of the underwriters. Furthermore, immediately after completion of this offering, Lone Star Fund will have the right to demand that we file a registration statement with respect to the shares of our common stock held by it, and will have the right to include those shares in any registration statement that we file with the Securities and Exchange Commission, or SEC, subject to exceptions, which would enable those shares to be sold in the public market, subject to the restrictions under the lock-up agreements referred to above.

The underwriters may, in their sole discretion and at any time or from time to time, without notice, release all or any portion of the shares of common stock subject to the lock-up agreements for sale in the public and private markets prior to the expiration of the lock-up. The market price for shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse or if those restrictions on resale are waived. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

If you purchase shares of common stock sold in this offering, you will experience immediate and substantial dilution.

If you purchase shares in this offering, the value of your shares based on our actual book value will immediately be less than the price you paid. This reduction in the value of your equity is known as dilution. This dilution occurs in large part because our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our common stock. If you purchase shares in this offering, you will incur immediate dilution of $                           in the net tangible book value per share. In addition, if we raise funds by issuing additional securities, the newly issued shares will further dilute your percentage ownership of our company.

We plan to issue options and restricted stock, which have the potential to dilute stockholder value and cause the price of our common stock to decline.

We expect to offer stock options, restricted stock and other forms of stock-based compensation to our directors, officers and employees, none of which will be vested at the time of this offering. If the options that we issue are exercised, or the restricted stock that we issue vests, and those shares are sold into the public market, the market price of our common stock may decline. In addition, the availability of shares of common stock for award under our equity incentive plan, or the grant of stock options, restricted stock or other forms of stock-based compensation, may adversely affect the market price of our common stock.

Provisions of our charter documents, Delaware law and other documents could discourage, delay or prevent a merger or acquisition at a premium price.

Our certificate of incorporation and bylaws include provisions that:

  •
  permit us to issue preferred stock in one or more series and, with respect to each series, fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series;

  •
  restrict the ability of stockholders to act by written consent or to call special meetings after such time as our existing stockholders own less than a majority of our common stock;

  •
  require the affirmative vote of greater than a majority of the outstanding shares entitled to vote to approve certain transactions or to amend certain provisions of our certificate of incorporation or bylaws;

  •
  limit the ability of stockholders to amend our certificate of incorporation and bylaws;

  •
  require advance notice for nominations for election to the board of directors and for stockholder proposals; and

  •
  establish a classified board of directors with staggered three-year terms.

These provisions may discourage, delay or prevent a merger or acquisition of our company, including a transaction in which the acquiror may offer a premium price for our common stock.

We are subject to Section 203 of the Delaware General Corporation Law, or the DGCL, which imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. In addition, our equity incentive plan permits vesting of stock options and restricted stock, and payments to be made to the employees thereunder, in connection with a change of control of our company, which could discourage, delay or prevent a merger or acquisition at a premium price. In addition, our credit facility includes, and other debt instruments we may enter into in the future may include, provisions entitling the lenders to demand immediate repayment of all borrowings upon the occurrence of certain change of control events relating to our company, which also could discourage, delay or prevent a business combination transaction. See "Description of Capital Stock—Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law That May Have an Anti-Takeover Effect."

Requirements associated with being a public company will increase our costs significantly, as well as divert significant company resources and management attention.

Prior to this offering, we have not been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the other rules and regulations of the SEC or any securities exchange relating to public companies as a separate entity. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas. However, the expenses that will be required in order to adequately prepare for being a public company could be material. Compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business. In addition, the changes we make may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

As a public company, we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 so that our management can certify as to the effectiveness of our internal controls and our independent registered public accounting firm can render an opinion on management's assessment and on the effectiveness of our internal control over financial reporting by the time our annual report for 2008 is due and thereafter, which will require us to document and may require us to make significant changes to our internal controls over financial reporting. As a result, we may be required to improve our financial and managerial controls, reporting systems and procedures and incur substantial expenses to test our systems and to make needed improvements. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot render an unqualified opinion on management's assessment and on the effectiveness of our internal control over financial reporting, or if material weaknesses in our internal controls are identified, or if we fail to comply with other obligations imposed by the Sarbanes-Oxley Act or other rules and regulations relating to corporate governance matters, we could be subject to regulatory scrutiny and a loss of public confidence, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our stock price and adversely affect our ability to raise capital.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes "forward-looking statements." Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. They may contain words such as "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "will," "would," "could" and words or phrases of similar meaning. They may relate to, among other things:

  •
  our liquidity and capital resources;

  •
  competitive pressures and trends in the restaurant industry generally, and the fine dining segment in particular;

  •
  prevailing interest rates;

  •
  legal proceedings and regulatory matters;

  •
  general economic conditions;

  •
  our development and expansion plans and expectations for the future; and

  •
  the matters described in "Risk Factors."

All forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive and governmental factors outside of our control, that may cause actual results to differ materially from trends, plans or expectations set forth in the forward-looking statements. These risks and uncertainties may include those discussed in "Risk Factors." Given these risks and uncertainties, we urge you to read this prospectus completely with the understanding that actual future results may be materially different from what we plan or expect. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements.

All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking statements made in this prospectus may not prove to be correct.

USE OF PROCEEDS

Our net proceeds from this offering will be approximately $              million (or approximately $              million if the underwriters exercise in full their over-allotment option to purchase up to                           additional shares of our common stock), based on an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range appearing on the cover page of this prospectus, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us.

We intend to use approximately $              million of the net proceeds of this offering to repay outstanding borrowings under our credit facility, including accrued interest. Our credit facility matures on July 6, 2014. Borrowings under the credit facility bear interest at either (1) the sum of the base rate plus 1.50%, or (2) the sum of the Eurodollar rate plus 2.50%. The base rate equals the higher of the prime rate and the overnight federal funds rate plus 0.50%. Our credit facility requires us to use at least 50% of the net proceeds from all equity offerings, including this offering, to repay indebtedness under this facility.

We intend to use approximately $              million of the net proceeds of this offering to repay amounts outstanding under a note payable from us to one of the Casual Dining Companies. This note has an outstanding principal amount of $42.2 million, bears interest at 4.65% per annum and matures at December 31, 2014. This $              million, along with the transfer of certain assets related to our Branson, Missouri Sullivan's, will repay all amounts owed under this note. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Acquisition by Lone Star Fund" and "Certain Relationships and Related Transactions."

The remainder of the net proceeds will be used for working capital and other general corporate purposes.

We may use a portion of these net proceeds to expand our business into new geographic locations. We currently have no agreements or commitments for any specific strategic acquisitions at this time. Pending use of the net proceeds of this offering, as described above, we plan to invest the net proceeds in a variety of capital preservation investments, including investment-grade, short-term, interest-bearing securities. We intend to use any interest earned by these investments for the purposes listed above. This expected use of the net proceeds of this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of our actual expenditures will depend upon numerous factors, including cash flows from operations and the anticipated growth of our business. We will retain broad discretion in the allocation and use of the net proceeds from this offering.

DIVIDEND POLICY

It is our present intention not to pay dividends on our common stock for the foreseeable future. Although our board of directors may, at its discretion, modify or repeal our dividend policy, future dividends, if any, with respect to shares of our common stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors may deem relevant. Accordingly, we cannot assure you that we will pay dividends in the future.

Our credit facility contains, and debt instruments that we enter into in the future may contain, covenants that place limitations on the amount of dividends we may pay. In addition, under Delaware law, our board of directors may declare dividends only to the extent of our surplus, which is defined as total assets at fair market value minus total liabilities, minus statutory capital, or, if there is no surplus, out of our net profits for the then current and immediately preceding year.

CAPITALIZATION

The table below sets forth the following information:

  •
  our consolidated capitalization as of September 4, 2007;

  •
  this consolidated capitalization, after giving pro forma effect to the completion of our corporate reorganization; and

  •
  this pro forma consolidated capitalization as of September 4, 2007, as adjusted to give effect to the sales of              shares of our common stock offered by us in this offering at an assumed offering price of $              per share, less the underwriting discount and estimated offering expenses payable by us, and the use of proceeds received by us as set forth in "Use of Proceeds."

You should read this table together with the information in this prospectus under "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock," and together with the consolidated and combined financial statements and accompanying notes included elsewhere in this prospectus.

	As of September 4, 2007
	Actual	Pro Forma	Pro Forma As Adjusted
	($ in thousands)
Cash and cash equivalents	$1,994	$1,994	$

Credit facility, including current portion	$109,725	$109,725	$
Advances due affiliate	42,166	42,166
Stockholders' equity:
Membership units	—	—		—
Undesignated preferred stock, $ par value: no shares authorized, issued or outstanding actual, shares authorized, no shares issued and outstanding pro forma and pro forma as adjusted
Common stock, $ par value: no shares authorized, issued or outstanding actual, shares authorized, shares issued and outstanding pro forma and shares issued and outstanding pro forma as adjusted
Member's deficit/Additional paid-in capital	(29,853)	(29,853)
Retained earnings	6,565	6,565

Total stockholders equity	(23,288)	(23,288)

Total capitalization	$128,603	$128,603	$

DILUTION

Dilution represents the difference between the amount per share paid by investors in this offering and the as adjusted net tangible book value per share of our common stock immediately after this offering. The data in this section have been derived from our consolidated balance sheet as of September 4, 2007. Net tangible book value per share is equal to our total tangible assets less the amount of our total liabilities, divided by the sum of the number of our shares of common stock outstanding. Our net tangible book value as of September 4, 2007 was a negative $148.6 million, or $             per share of common stock.

After giving effect to our receipt of the estimated net proceeds from our sale of common stock in this offering at an assumed offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and other estimated offering expenses payable by us, our net tangible book value, as adjusted, as of September 4, 2007 would have been $              million, or $             per share of common stock. This represents an immediate decrease in net tangible book value to our existing stockholders of $             per share and an immediate dilution to new investors in this offering of $             per share. This calculation does not give effect to our use of proceeds from this offering. The following table illustrates this per share dilution:

Initial public offering price per share		$

Net tangible book value per share as of September 4, 2007	$
Pro forma increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after the offering

Dilution per share to new investors		$

The following table shows on a pro forma basis at September 4, 2007, after giving effect to the completion of our corporate reorganization, the total cash consideration paid to us and the average price per share paid by existing stockholders and by new investors in this offering before deducting estimated underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	%		Amount	%
Existing stockholders			%	$		%	$
New investors

Total		100%			$100%		$

This discussion of dilution, and the table quantifying it, assume no exercise of any outstanding stock options after September 4, 2007. Before we complete our public offering, we will have outstanding options to purchase approximately                           shares of common stock at an exercise price equal to the offering price set forth on the cover of this prospectus.

The information in the preceding table has been calculated using an assumed initial public offering price of $             per share. A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease, respectively, the as adjusted net tangible book value per share of common stock after this offering by $             per share and increase or decrease, respectively, the dilution per share of common stock to new investors in this offering by $             per share, in each

case calculated as described above and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their over-allotment option in full, our existing stockholders would own approximately    % and our new investors would own approximately     % of the total number of shares of our common stock outstanding immediately after this offering, based on shares outstanding as of September 4, 2007, and the total consideration paid by our existing common stockholders and new investors would be approximately $                            (or    %) and $                           (or    %), respectively.

An aggregate of                           additional shares of our common stock will initially be available for future awards under the equity incentive plan that we intend to implement prior to the consummation of this offering. To the extent that we grant awards in the future with exercise prices below the initial public offering price in this offering, investors purchasing in this offering will incur additional dilution.

SELECTED CONSOLIDATED AND COMBINED FINANCIAL DATA

The selected consolidated and combined financial data below are derived from the following sources:

  •
  the combined financial statements of our company while operated as subsidiaries of Lone Star Steakhouse & Saloon, Inc. (which we refer to as our Predecessor) for 2002 through 2005 and for the period from December 28, 2005 through December 12, 2006. The Predecessor financial statements for 2002 and 2003 are unaudited and the financial statements for 2004 and 2005 and the period from December 28, 2005 through December 12, 2006 have been audited by an independent registered public accounting firm. The Predecessor financial statements represent the combined financial position and combined results of operations of the Del Frisco's Double Eagle Steak House and Sullivan's Steakhouse restaurants as well as LS Finance, Inc., one of our subsidiaries that provided cash management and treasury support for all of Lone Star Steakhouse & Saloon's restaurants, which have been "carved-out" from the consolidated financial statements of Lone Star Steakhouse & Saloon;

  •
  our consolidated financial statements for the period from December 13, 2006 to December 26, 2006, which have been audited by an independent registered public accounting firm; and

  •
  the unaudited interim combined financial statements for the 36 weeks ended September 5, 2006 of the Predecessor and our unaudited interim consolidated financial statements for the 36 weeks ended September 4, 2007, which in the opinion of management reflect all adjustments necessary to present fairly in accordance with accounting principles generally accepted in the United States the information for interim periods presented. The operating results of the interim periods are not necessarily indicative of results for a full year.

The selected consolidated and combined financial data below represent portions of our financial statements and are not complete. Additionally, the financial data set forth below may not reflect the many significant changes that will occur in the operations and capitalization of our company as a result of the reorganization. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated and the Predecessor's combined financial statements and the related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of future performance. The combined results for 2006 are unaudited and represent the combination of the Predecessor period from December 28, 2005 through December 12, 2006 and the Successor period from December 13, 2006 through December 26, 2006. This combination does not comply with GAAP or with the rules for unaudited pro forma presentation, but is presented because we believe it provides the most meaningful comparison of our results.

	Predecessor
						Successor	Combined	Predecessor	Successor
	Year Ended
					December 28, 2005 through December 12, 2006	December 13, 2006 through December 26, 2006		36 Weeks Ended
	December 31, 2002(1)	December 30, 2003	December 28, 2004	December 27, 2005			Year Ended December 26, 2006
								Sept. 5, 2006	Sept. 4, 2007
				(dollars in thousands)
	(unaudited)						(unaudited)	(unaudited)
Income Statement Data:
Net sales	$113,545	$120,302	$135,626	$142,402	$144,732	$7,811	$152,543	$101,140	$108,332
Costs and expenses:
Costs of sales	36,553	41,972	46,876	49,177	51,193	2,668	53,861	35,973	37,838
Restaurant operating expenses	49,027	52,368	57,883	61,523	61,604	2,799	64,403	43,557	48,300
Pre-opening costs	—	—	—	—	974	—	974	146	1,447
General and administrative expenses(2)	6,769	7,216	7,553	6,847	11,140	37	11,177	6,008	2,814
Costs associated with strategic alternatives and merger expense(3)	519	—	—	—	2,360	—	2,360	879	189
Hurricane disaster relief donation	—	—	—	241	—	—	—	—	—
Management and accounting fees paid to related party	—	—	—	—	—	195	195	—	2,213
Depreciation and amortization	5,226	5,043	4,799	4,488	4,156	126	4,282	3,036	2,232

Operating income	15,451	13,703	18,515	20,126	13,305	1,986	15,291	11,541	13,299
Other income (expense), net:
Interest expense — affiliates	—	—	—	—	—	(425)	(425)	—	(3,662)
Interest expense — other	(298)	(194)	(163)	(170)	(169)	(5)	(174)	(124)	(1,601)
Other income, net	1,370	789	889	1,717	2,249	30	2,279	1,375	299

Income before income taxes	16,523	14,298	19,241	21,673	15,385	1,586	16,971	12,792	8,335
Provision for income taxes	5,491	4,169	6,862	7,577	6,483	526	7,009	4,044	2,830

Net income	$11,032	$10,129	$12,379	$14,096	$8,902	$1,060	$9,962	$8,748	$5,505

Net income per share:
Basic earnings per share
Diluted earnings per share
Shares used in computing net income per share:
Basic
Diluted
	December 31, 2002	December 30, 2003	December 28, 2004	December 27, 2005		December 26, 2006			Sept. 4, 2007
	(unaudited)								(unaudited)
Balance Sheet Data:
Cash and marketable securities(4)	$55,183	$76,487	$55,246	$53,549		$21,567			$1,994
Current assets	66,170	86,948	65,927	66,724		32,592			13,790
Property and equipment, net	56,989	53,052	50,935	52,820		53,096			60,062
Total assets	159,698	176,485	147,285	149,808		218,906			206,006
Current liabilities including note payable to parent	11,344	19,745	21,968	13,170		169,320			59,341
Advances due to affiliate	31,625	53,630	59,895	67,550		55,000			42,166
Long-term debt, less current maturities	—	—	—	—		—			108,625
Total stockholders' or member's equity (deficit)(5)	$112,501	$93,530	$52,796	$55,492		$(29,318)			$(23,288)

(1)
The results for the year ended December 31, 2002 include 53 weeks, all other years presented were comprised of 52 operating weeks.
(2)
Includes $4,266 of stock based compensation expense for the year ended December 26, 2006, $905 of stock based compensation expense for the 36 weeks ended September 5, 2006 and $0 of stock based compensation expense for the 36 weeks ended September 4, 2007.
(3)
The $2,360 and the $879 for the period from December 28, 2005 through December 12, 2006 and for the 36 weeks ended September 5, 2006, respectively, were direct costs incurred by Lone Star Steakhouse & Saloon associated with the acquisition by Lone Star Fund and allocated to the Predecessor. These costs mainly consisted of fees paid to investment advisors and legal counsel. Additionally, during the 36 weeks ended September 4, 2007, we incurred costs of $189 related to the exploration of other various strategic alternative projects.
(4)
The large decrease in the cash and marketable securities from $53,549 as of December 27, 2005 to $21,567 as of December 26, 2006 was a result of us paying $33,849 to vested stock option holders as a result of the acquisition by Lone Star Fund.
(5)
The negative equity of $29,318 as of December 26, 2006 was a result of the acquisition of Lone Star Steakhouse & Saloon by Lone Star Fund, which was accounted for in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations (See note 2 of our Consolidated and Combined Financial Statements included elsewhere in this prospectus).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with "Selected Consolidated and Combined Financial Data" and the consolidated and combined financial statements and related notes thereto included elsewhere in this prospectus. The following discussion includes forward-looking statements that involve certain risks and uncertainties. See "Cautionary Statement Regarding Forward-Looking Statements."

Overview

Del Frisco's Restaurant Group develops, owns and operates two contemporary, high-end complementary steakhouse concepts, Del Frisco's Double Eagle Steakhouse and Sullivan's Steakhouse. We currently operate 22 high-volume, full-service restaurants across 14 states. Both concepts offer menu selections other than steaks, such as lobster tails, fresh seafood, veal chops and lamb chops, complemented by our unique and extensive wine selection. Additionally, both concepts utilize a distinctive serving process whereby a team of servers delivers items simultaneously to each guest. The specific interior décors of each concept differentiate them from other steak restaurants in the markets they serve. Although specifically positioned within the overall upscale, fine dining marketplace, both Del Frisco's and Sullivan's have developed broad customer appeal, including both business-oriented clients and local dining guests. This appeal is demonstrated by the 20 consecutive quarters of combined same-store sales growth of our comparable units.

Acquisition by Lone Star Fund

On December 13, 2006, Lone Star Fund acquired Lone Star Steakhouse & Saloon, Inc., which owned the Del Frisco's and Sullivan's concepts, among others, with stockholders of Lone Star Steakhouse & Saloon receiving $27.35 per share based on the then outstanding number of shares of common stock of Lone Star Steakhouse & Saloon. The acquisition was structured in two steps. In the first step, Lone Star Steakhouse & Saloon sold the capital stock of certain of its subsidiaries that operated the Texas Land & Cattle and Lone Star Steakhouse & Saloon restaurant concepts to affiliate companies of Lone Star Fund. These subsidiaries, along with the affiliate companies, are referred to in this prospectus as the Casual Dining Companies. In the second step, Lone Star Steakhouse & Saloon was merged with an acquisition entity and, as a result, became wholly-owned by Lone Star Fund. While the Casual Dining Companies are also wholly-owned by Lone Star Fund, and therefore may be affiliates of ours, we do not have any ownership interest in any of them, nor do any of them have any ownership interest in us. Please see "Certain Relationships and Related Transactions" for a description of the relationships between us and Lone Star Fund and between us and the Casual Dining Companies.

We accounted for the acquisition under the purchase method of accounting in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141, Business Combinations, issued by the Financial Accounting Standards Board. As a result of the acquisition, our capital structure and basis of accounting under the push down method for the periods prior to the acquisition, which we sometimes refer to as the Predecessor Period, differ from our capital structure and our basis of accounting for the periods after the acquisition, which we sometimes refer to as the Successor Period. Therefore, financial data as of dates and for periods prior to December 13, 2006 are not necessarily comparable to financial data as of dates or for periods on or after December 13, 2006. As a result of the acquisition, the consolidated statements of income for the Successor Period include amortization expense relating to debt issuance costs and management fees that did not exist prior to the acquisition. Further, as a result of purchase accounting, the cost basis of our property and equipment was adjusted to their estimated fair values on the date of acquisition. Accordingly, the depreciation of these assets for the

Successor Period is based upon their newly established cost basis. Other effects of purchase accounting in the Successor Period are not considered significant.

Key Financial Terms and Metrics

We operate on a 52/53-week fiscal year ending the last Tuesday of each December. Our fiscal quarters consist of 12, 12, 12, and 16 or 17 weeks, respectively.

Net Sales.    Net sales reflect food and beverage sales at our restaurants. Net sales are directly influenced by the number of operating weeks in the relevant period and same-store sales growth. Same-store sales growth reflects the change in year-over-year sales for the comparable restaurant base. We define the comparable restaurant base to be those restaurants in operation for not less than 18 months prior to being included in the restaurant base, including the period being measured. Same-store sales growth is primarily influenced by the number of guests eating in our restaurants and the average guest check, which is driven by menu mix and pricing.

Cost of Sales.    Cost of sales is comprised primarily of food and beverage expenses including all restaurant level food and beverage costs of our restaurants. We measure food and beverage costs by tracking cost of sales as a percentage of net sales. Food and beverage expenses are generally influenced by the cost of food and beverage items, distribution costs and menu mix. The components of cost of sales are variable in nature, increase with net sales volume and are subject to increases or decreases based on fluctuations in commodity costs, including beef prices, and depend in part on the controls we have in place to manage costs of sales at our restaurants.

Restaurant Operating Expenses.    We measure restaurant operating expenses as a percentage of net sales. Restaurant operating expenses include the following:

  •
  labor expenses, which comprise restaurant management salaries, hourly staff payroll and other payroll-related expenses, including management bonus expenses, vacation pay, payroll taxes, fringe benefits and health insurance expenses. We measure labor costs by tracking labor as a percentage of net sales;

  •
  occupancy expenses, which comprise all occupancy costs including fixed rent, percentage rent, common area maintenance charges, real estate property taxes and other related occupancy costs. We measure occupancy costs by tracking occupancy as a percentage of net sales; and

  •
  other operating expenses, which comprise marketing and advertising costs, repairs and maintenance, utilities, operating supplies and other restaurant level related operating expenses. We measure other operating expenses by tracking other operating expenses as a percentage of net sales.

Pre-opening Costs.    Pre-opening costs are comprised of costs incurred prior to opening a restaurant, and primarily consist of manager salaries, relocation costs, recruiting expenses, employee payroll and related training costs for new employees, including rehearsal of service activities as well as lease costs incurred prior to opening. In addition, pre-opening expenses include marketing costs incurred prior to opening as well as meal expenses for entertaining local dignitaries, families and friends. We have opened three restaurants since September 5, 2006. We expect these expenses to increase as we accelerate our opening schedule.

General and Administrative.    General and administrative expenses are comprised of costs related to certain corporate and administrative functions that support development and restaurant operations and provide an infrastructure to support future company growth. Expenses reflect management, supervisory and staff salaries and employee benefits, travel, information systems, training, corporate rent, professional and consulting fees, technology and market research. We measure general and administrative costs by tracking general and administrative expenses as a percentage of net sales.

Management and Accounting Fee Paid to Related Party.    Since December 12, 2006, we have been provided with certain accounting, administrative and management services from the shared services provider under the shared services agreement. In exchange for these services, we are charged an accounting fee of $1,800 per restaurant per four-week accounting period plus a management fee equal to 19.5% of certain agreed upon expenses, as defined in the agreement. Concurrent with this offering, we will amend this agreement to change the management agreement to a four-week fixed charge of $             and a per restaurant per four-week accounting fee of $             . Prior to December 13, 2006, these costs were included in the financial statements of the Predecessor and classified as general and administrative expense. These costs were all related to the Predecessor in connection with the "carve-out" of the financial statements of the Predecessor from Lone Star Steakhouse & Saloon.

Additionally, since December 12, 2006, we have incurred an asset management fee from an affiliate of Lone Star Fund. This fee is billed monthly based upon the actual direct costs incurred by this affiliate in providing support to us.

Seasonality.    Our business is subject to seasonal fluctuations. Historically, the percentage of our annual net sales earned during the first and fourth fiscal quarters have been higher due, in part, to increased gift card redemptions and increased private dining with regard to the year-end holiday season, respectively.

Results of Operations

The combined results for 2006 are unaudited and represent the combination of the Predecessor period from December 28, 2005 through December 12, 2006, and the Successor period from December 13, 2006 through December 26, 2006, which have both been audited by an independent registered public accounting firm. This combination does not comply with GAAP or with the rules for unaudited pro forma presentation, but is presented because we believe it provides the most meaningful comparison of our results.

The following table sets forth certain statements of income data expressed as a percentage of net sales for the periods indicated.

	Year Ended			36 Weeks Ended
	December 28, 2004	December 27, 2005	Combined December 26, 2006	September 5, 2006	September 4, 2007
			(unaudited)	(unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:
Cost of sales	34.6%	34.5%	35.3%	35.6%	34.9%
Restaurant operating expenses	42.7%	43.2%	42.2%	43.1%	44.6%
Pre-opening costs	—	—	0.7%	0.1%	1.3%
General and administrative expenses	5.6%	4.8%	7.3%	5.9%	2.6%
Costs associated with strategic alternatives and merger expense	—	—	1.6%	0.9%	0.2%
Hurricane disaster relief donation	—	0.2%	—	—	—
Management and accounting fees paid to related party	—	—	0.1%	—	2.0%
Depreciation and amortization	3.4%	3.2%	2.8%	3.0%	2.1%

Operating income	13.7%	14.1%	10.0%	11.4%	12.3%
Other income (expense), net:
Interest expense — affiliates	—	—	(0.3)%	—	(3.4)%
Interest expense — other	(0.1)%	(0.1)%	(0.1)%	(0.1)%	(1.5)%
Other income, net	0.6%	1.2%	1.5%	1.3%	0.3%

Income before income taxes	14.2%	15.2%	11.1%	12.6%	7.7%
Provision for income taxes	5.1%	5.3%	4.6%	4.0%	2.6%

Net income	9.1%	9.9%	6.5%	8.6%	5.1%

Thirty-Six Weeks Ended September 4, 2007 Compared to the Thirty-Six Weeks Ended September 5, 2006

Net sales increased $7.2 million, or 7.1%, to $108.3 million for the 36 weeks ended September 4, 2007 from $101.1 million in the comparable period in 2006. This increase was due mainly to a 2.7% increase from total comparable net sales comprised of an increase in comparable sales of 6.3% at Del Frisco's restaurants and a slight decrease in comparable sales of 0.3% at Sullivan's restaurants. This increase was driven mainly by an increase in guest check average at Del Frisco's. The increase in guest check average was impacted by menu price increases taken in the fourth quarter of 2006 and the impact on the menu mix from promoting higher priced specialty items. Additionally, there was approximately $4.7 million in net sales related to two Sullivan's and one Del Frisco's restaurant opened since September 5, 2006.

Cost of sales increased $1.8 million, or 5.2%, to $37.8 million in the 36 weeks ended September 4, 2007 from $36.0 million in the comparable period in 2006. As a percentage of net sales, cost of sales decreased to 34.9% during the 2007 period from 35.6% in the prior year's period. The decrease was a result of lower meat costs on some of the more popular menu items as well as the increase in menu prices instituted during the fourth quarter of 2006, offset by higher seafood costs and cost increases for other less popular cuts of beef.

Restaurant operating expenses increased $4.7 million, or 10.9%, to $48.3 million in the 36 weeks ended September 4, 2007 from $43.6 million in the comparable period in 2006. As a percentage of net sales, restaurant operating expenses increased to 44.6% in 2007 from 43.1% in the prior year. This increase was a result of increased labor expense primarily related to start-up inefficiencies of new stores and to a lesser degree, increases in minimum wage. Additionally, the remaining increase related to an increase in occupancy expense primarily related to additional percentage rent and a small increase in maintenance expense.

Pre-opening costs increased by $1.3 million to $1.4 million in the 36 weeks ended September 4, 2007 from $0.1 million in the comparable period in 2006. The additional pre-opening costs related to the opening of two new restaurants during the 36 weeks ended September 4, 2007 versus none during the comparable period in 2006.

General and administrative expenses decreased by $3.2 million, or 53.2%, to $2.8 million in the 36 weeks ended September 4, 2007 from $6.0 million in the comparable period in 2006. As a percentage of net sales, general and administrative expenses decreased to 2.6% in the 36 weeks ended September 4, 2007 from 5.9% in the comparable period in 2006. The majority of this decrease relates to $2.2 million of accounting, administrative and management services that are currently being performed by an affiliate as described above under "—Management and Accounting Fee Paid to Related Party." These are classified as a "Management fees paid to related party" in the statements of income for the 36 weeks ended September 4, 2007. Prior to December 13, 2006, these were allocated costs from Lone Star Steakhouse & Saloon. These costs, which totalled $2.8 million for the 36 weeks ended September 5, 2006, were included in the general and administrative expense in the financial statements of the Predecessor. The remaining portion of this decrease was a $0.9 million decrease in stock option compensation allocated to the Predecessor. These expenses are expected to increase as a result of costs associated with being a public company as well as costs related to our anticipated growth, including investments in our infrastructure. As we are able to leverage these investments made in our people and systems, we expect these expenses to decrease as a percentage of total net sales over time.

The costs associated with strategic alternatives and merger expenses decreased $0.7 million to $0.2 million for the 36 weeks ended September 4, 2007 from $0.9 million in the comparable period of 2006. The costs during 2006 were direct costs incurred by Lone Star Steakhouse & Saloon related to the acquisition by Lone Star Fund and allocated to the Predecessor. These costs consisted primarily of fees paid to investment advisors and legal counsel. The $0.2 million we incurred in 2007 related to the exploration of other various strategic alternative projects.

Management and accounting fees paid to related party increased by $2.2 million to $2.2 million in the 36 weeks ended September 4, 2007 from $0 for the comparable period in 2006. Since December 12, 2006, we have been provided with certain accounting, administrative and management services from the shared services provider under the shared services agreement. In exchange for these services, we are charged an accounting fee equal to $1,800 per restaurant per four-week accounting period, plus a management fee equal 19.5% of certain agreed upon expenses as defined in the agreement. Concurrent with this offering, we will amend this agreement to change the management agreement to a four-week fixed charge of $             and a per restaurant per four-week accounting fee of $             . Prior to December 13, 2006, these were allocated costs from Lone Star Steakhouse & Saloon. These costs, which totalled $                  for the 36 weeks ended September 5, 2006, were classified as general and administrative expense in the financial statements of the Predecessor.

Additionally, since December 12, 2006, we have incurred an asset management fee from an affiliate of Lone Star Fund. This fee is billed monthly based upon the actual direct costs incurred by the affiliate in providing support to us. Subsequent to our initial public offering, this fee will be billed through the shared services agreement.

Depreciation and amortization decreased $0.8 million, or 26.5%, to $2.2 million in the 36 weeks ended September 4, 2007 from $3.0 million in the comparable period in 2006. The decrease is attributable to the revaluation of the property and equipment in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, issued by FASB. This decrease is partially offset by the depreciation of new assets placed in service during 2007 upon the opening of the three new restaurants.

Interest expense increased $5.2 million to $5.3 million, including $3.7 million of interest expense to affiliate, for the 36 weeks ended September 4, 2007 from $0.1 million in the comparable period in 2006. This increase was due to debt incurred in connection with the acquisition of Lone Star Steakhouse & Saloon by Lone Star Fund and the subsequent refinancing of this debt in July 2007.

Other income, net decreased $1.1 million to $0.3 million, or 78.6%, in the 36 weeks ended September 4, 2007 from $1.4 million in the comparable period in 2006. The decrease was due primarily to the reduction in interest income as a result of lower balances of cash and marketable securities.

The effective income tax rate was 34.0% and 31.6% for the 36 weeks ended September 4, 2007 and the comparable period in 2006, respectively. The factors that cause the effective tax rates to vary from the federal statutory rate of 35% include the impact of FICA Tip and other credits, partially offset by state income taxes, certain non-deductible expenses and the tax effect of incentive stock options in 2006. The increase in the effective tax rate primarily relates to the reduction in tax benefits realized in 2006 by the Predecessor in connection with the accelerated vesting of the incentive stock options partially offset by the reduction in nondeductible merger costs incurred by Lone Star Steakhouse & Saloon as a result of the acquisition by Lone Star Fund.

Combined Fiscal Year Ended December 26, 2006 (52 weeks—unaudited) Compared to Fiscal Year Ended December 27, 2005 (52 weeks)

Net sales increased $10.1 million, or 7.1%, to $152.5 million in 2006 from $142.4 million in 2005. This increase was due mainly to a 6.8% increase from total comparable net sales comprised of increases of 10.0% and 4.2% in Del Frisco's and Sullivan's comparable net sales, respectively. These increases were driven by increases in both guest counts and check averages. The increase in guest check average was impacted by menu price increases instituted during the fourth quarter of 2005 and the impact on the menu mix from promoting higher priced specialty items.

Cost of sales increased $4.7 million, or 9.6%, to $53.9 million in 2006 from $49.2 million in 2005. As a percentage of net sales, cost of sales increased to 35.3% in 2006 from 34.5% in the prior year. The increase was a result of higher beef and seafood costs. These higher prices were partially offset by marginal declines in dairy costs and lower liquor costs as a result of bulk purchasing opportunities.

Restaurant operating costs increased $2.9 million, or 4.7%, to $64.4 million in 2006 from $61.5 million in 2005. As a percentage of net sales, restaurant operating expenses decreased to 42.2% in 2006 from 43.2% in the prior year. This decrease was a result of a decrease in labor expense primarily due to lower hourly and indirect labor costs reflecting better managed overtime usage. In addition, occupancy decreased primarily due to the increased sales leverage.

Pre-opening expenses increased $1.0 million in 2006 from zero in 2005. The pre-opening costs in 2006 related to opening of the Sullivan's Branson, Missouri location and the planned opening in the second quarter of 2007 of the Del Frisco's Charlotte, North Carolina location.

General and administrative expenses increased by $4.4 million, or 64.7%, to $11.2 million in 2006 from $6.8 million in 2005. As a percentage of restaurant sales, general and administrative expenses increased to 7.3% in 2006 from 4.8% in the prior year. This increase was primarily due to a $3.9 million increase in stock compensation expense, which was incurred by Lone Star Steakhouse & Saloon and allocated to the Predecessor prior to the acquisition. See "Selected Consolidated and Combined Financial Data" related to the accelerated vesting of outstanding options as a result of the acquisition of Lone Star Steakhouse & Saloon by Lone Star Fund and Note 7 to the consolidated and combined financial statements included elsewhere in this prospectus.

The costs associated with strategic alternatives and merger expenses were $2.4 million in 2006. These were direct costs incurred by Lone Star Steakhouse & Saloon related to acquisition by Lone Star Fund and allocated to the Predecessor. These costs consisted primarily of fees paid to investment advisors and legal counsel.

Depreciation and amortization decreased $0.2 million, or 4.4%, to $4.3 million in 2006 from $4.5 million in 2005. The decrease was attributable to certain restaurant equipment which became fully depreciated during the period.

Interest expense increased $0.4 million to $0.6 million, consisting primarily of interest expense to affiliate of $0.4 million in 2006, from $0.2 million in 2005. This increase was due to debt incurred in connection with the acquisition of Lone Star Steak & Saloon by Lone Star Fund.

Other income, net increased $0.6 million to $2.3 million, or 35.3%, in 2006 from $1.7 million in the comparable period in 2005. The increase was primarily due to an increase in interest income related to better returns on investments and higher average balance in cash and marketable securities during 2006.

The effective income tax rate was 41.3% and 35.0% for 2006 and 2005, respectively. The factors that cause the effective tax rates to vary from the federal statutory rate of 35% include state income taxes, the impact of FICA Tip and other credits, certain non-deductible expenses and the tax effect of incentive stock options realized by Lone Star Steakhouse & Saloon. The increase in the effective tax rate relates primarily to the reduction in tax benefits realized by the Predecessor in connection with the accelerated vesting of the incentive stock options offset by the nondeductible merger costs incurred by Lone Star Steakhouse & Saloon as a result of the acquisition of Lone Star Steakhouse & Saloon, Inc. by Lone Star Fund.

Fiscal Year Ended December 27, 2005 (52 weeks) Compared to Fiscal Year Ended December 28, 2004 (52 weeks)

Net sales increased $6.8 million, or 5.0%, to $142.4 million in 2005 from $135.6 million in 2004. This increase was due mainly to a 4.9% increase from total comparable net sales comprised of increases of 7.8% and 2.7% in Del Frisco's and Sullivan's comparable net sales, respectively. These increases were driven by increases in both guest counts and check averages. The increase in guest check average was impacted by menu price increases taken during the fourth quarter of 2004 and the impact on the menu mix from promoting higher priced specialty items.

Cost of sales increased $2.3 million, or 4.9%, to $49.2 million in 2005 from $46.9 million in 2004. As a percentage of net sales, cost of sales decreased to 34.5% in 2005 from 34.6% in the prior year primarily due to moderately lower beef costs and dairy prices.

Restaurant operating expenses increased $3.6 million, or 6.2%, to $61.5 million in 2005 from $57.9 million in 2004. As a percentage of net sales, restaurant operating expenses increased to 43.2% in 2005 from 42.7% in the prior year. This increase was a result of higher labor expenses primarily due to hiring additional store level managers and increased employee benefits, as well as an increase in utilities and maintenance expense, partially offset by a decrease in advertising.

General and administrative expenses decreased by $0.8 million, or 10.5%, to $6.8 million in 2005 from $7.6 million in 2004. As a percentage of net sales, general and administrative expenses decreased to 4.8% in 2005 from 5.6% in the prior year. Most of this decrease related to a decrease in stock option compensation allocated to the Predecessor prior to the acquisition resulting from the "carve-out" of the financial statements.

Depreciation and amortization decreased $0.3 million, or 6.3%, to $4.5 million in 2005 from $4.8 million in 2004. The decrease is attributable to some of the older restaurant equipment becoming fully depreciated.

Other income, net increased $0.8 million to $1.7 million, or 88.9%, in 2005 from $0.9 million in 2004. The increase was primarily due to an increase in interest income related to better returns on our investments in marketable securities.

The effective income tax rate was 35.7% in 2004 and 35.0% in 2005. The Company's effective tax rate varies from the federal statutory rate of 35% primarily due to the impact of FICA Tip and other credits offset by non-deductible expenses and state income taxes.

Liquidity and Capital Resources

Upon the consummation of this offering, our principal liquidity requirements will be to meet our lease obligations and our working capital and capital expenditure needs and to pay principal and interest on our debt. Subject to our operating performance, which, if significantly adversely affected, would adversely affect the availability of funds, we expect to finance our operations, including costs of opening currently planned new restaurants, for at least the next several years through cash provided by operations and existing borrowings available under our credit facility. We cannot be sure, however, that this will be the case, and we may seek additional financing in the future. As of September 4, 2007, we had cash and cash equivalents of approximately $2.0 million.

Cash Flows

The following table summarizes our primary sources and uses of cash in the periods presented:

	Year ended			36 Weeks Ended
	December 28, 2004	December 27, 2005	Combined December 26, 2006	September 5, 2006	September 4, 2007
	(dollars in thousands)
			(unaudited)	(unaudited)
Net cash provided by (used in):
Operating activities	$28,179	$7,599	$21,398	$9,550	$5,829
Investing activities	(35,901)	(17,692)	25,796	5,960	2,960
Financing activities	(47,019)	(3,129)	(46,986)	(7,843)	(15,527)

Net increase (decrease) in cash and cash equivalents	$(54,741)	$(13,222)	$208	$7,667	$(6,738)

Our operations have not required significant working capital and, like many restaurant companies, we may have negative working capital. Net sales are received primarily in cash or by credit card, and restaurant operations do not require significant receivables or inventories, other than our wine inventory. In addition, we receive trade credit for the purchase of food, beverage and supplies, thereby reducing the need for incremental working capital to support growth.

Operating Activities.    Cash flows provided by operating activities were $5.8 million for the 36 weeks ended September 4, 2007 consisting primarily of a net increase in cash of $8.0 million resulting from net income before depreciation and amortization and other non-cash charges, partially offset by a decrease in income tax payable, accounts payable and other liabilities of $1.7 million and an increase in inventories of $0.6 million from the opening of two new restaurants during the period. Cash flows provided by operating activities for the 36 weeks ended September 5, 2006 were $9.6 million consisting primarily of a net increase in cash of $9.5 million resulting from net income before depreciation and amortization and other non-cash charges and a decrease in inventory and other current assets of $1.1 million primarily related to timing as inventory levels, principally wine, are normally higher toward the end of the fiscal year. Combined cash flows provided by operating activities for 2006 were $21.4 million consisting primarily of a net increase in cash of $18.2 million resulting from net income before depreciation and amortization and other non cash charges, an increase in accounts payable, income taxes payable and other liabilities of $2.4 million and decrease in other current assets of $0.7 million. Cash flows provided by operating activities for 2005 were $7.6 million consisting primarily of a net increase in cash of $17.4 million resulting from net income before depreciation and amortization and other non-cash charges and a decrease in other liabilities of $1.6 million, partially offset by a decrease in income taxes payable of $8.6 million and increases in other current assets of $2.3 million. Cash flows provided by operating activities for 2004 were $28.2 million consisting primarily of a net increase in cash of $26.4 million resulting from net income before depreciation and amortization and other non cash charges and a net decrease in accounts payable, income taxes payable and other liabilities of $1.7 million.

Investing Activities.    Net cash provided by investing activities for the 36 weeks ended September 4, 2007 was $3.0 million consisting primarily of proceeds from net sales of short-term investments of $12.8 million and proceeds from the sale of assets of $2.8 million, partially offset by purchases of property and equipment of $11.9 million, mainly related to the construction of the new restaurants during the period. Net cash provided by investing activities for the 36 weeks ended September 5, 2006 was $6.0 million consisting primarily of proceeds from net sales of short-term investments of

$11.3 million, partially offset by purchases of property and equipment of $5.4 million. Net cash provided by investing activities for 2006 was $25.8 million consisting primarily of proceeds from net sales of short-term investments of $32.2 million, partially offset by purchases of property and equipment of $7.5 million. Net cash used in investing activities for 2005 was $17.7 million consisting primarily of net purchases of short-term investments of $11.5 million and purchases of property and equipment of $6.4 million. Net cash used in investing activities for 2004 was $35.9 million consisting primarily of net purchases of short-term investments of $33.5 million and purchases of property and equipment of $2.6 million.

Financing Activities.    Net cash used in financing activities for the 36 weeks ended September 4, 2007 was $15.5 million consisting primarily of a reduction in the advances due to an affiliate balance of $12.8 million and payment of loan costs related to our new credit facility of $3.8 million, partially offset by net proceeds from long-term debt of $1.1 million net of payments to parent to retire the note payable to parent of $108.6 million. Net cash used in financing activities for the 36 weeks ended September 5, 2006 was $7.8 million consisting primarily of a reduction in the advances due to affiliate balance of $1.0 million and payments to stockholders of the Predecessor of $6.8 million. Net cash used in financing activities for 2006 was $47.0 million consisting primarily of a reduction in the advances due to affiliate balance of $8.7 million and payments to stockholders and stock option holders of the Predecessor of $38.3 million. Net cash used in financing activities for 2005 was $3.1 million consisting primarily of payments to stockholders of the Predecessor of $12.0 million, partially offset by an increase in the advances due to affiliate balance of $8.9 million. Net cash used in financing activities for 2004 was $47.0 million consisting primarily of payments to stockholders of the Predecessor of $56.2 million, partially offset by an increase in the advances due to affiliate balance of $9.1 million.

Capital Expenditures

To the extent we open new restaurants, we anticipate capital expenditures in the future will increase from the amounts described in "— Investing Activities" above. In the case of a new Del Frisco's, we currently target an average cash investment of approximately $9.0 million to $11.0 million per restaurant, net of landlord contributions and equipment financing and including pre-opening costs. In the case of a new Sullivan's, we currently target an average cash investment of approximately $2.5 million to $3.5 million per restaurant, net of landlord contributions and equipment financing and including pre-opening costs. These capital expenditures will primarily be funded by cash flows from operations and, if necessary, by the use of our credit facility, depending upon the timing of expenditures.

Credit Facility

We entered into a new credit facility in July 2007. Our credit facility provides for a seven-year term loan of $110 million and a six-year revolving credit facility of up to $20 million. We used the net proceeds of the borrowings under our credit facility to retire the note payable to parent, which at the time we entered into this new credit facility had a balance of $106.6 million. The remaining proceeds were used to pay related fees and expenses and for working capital.

Borrowings under the credit facility bear interest at either (1) the sum of the base rate plus 1.50%, or (2) the sum of the Eurodollar rate plus 2.50%. The base rate equals the higher of the prime rate and the overnight federal funds rate plus 0.50%. Our obligations under our credit facility are guaranteed by each of our existing and future subsidiaries and are secured by substantially all of our assets and the capital stock of our subsidiaries.

Our credit facility contains various financial covenants, including a maximum ratio of total indebtedness to EBITDA, as defined in the credit agreement, a minimum ratio of EBITDA plus certain rental expenses to fixed charges (including consolidated maintenance capital expenditures) and a minimum ratio of EBITDA plus certain rental expenses to fixed charges (including consolidated capital expenses). Our credit facility also contains covenants restricting certain corporate actions, including asset dispositions, acquisitions, the payment of dividends, changes of control, the incurrence of indebtedness and providing financing or other transactions with affiliates. Our credit facility also contains customary events of default. We are in compliance with all of our debt covenants as of September 4, 2007.

We expect to use approximately $          million of the net proceeds of this offering plus the value of assets to be transferred in connection with the sale of our Sullivan's in Branson, Missouri to repay a note payable from us to one of the Causal Dining Companies (advances due to an affiliate). In addition, our credit facility requires us to use at least 50% of the net proceeds from all equity offerings, including this offering, to repay indebtedness under this facility. Therefore, approximately $             of this offering will be used to pay down long term debt and the balance will be used for working capital and other general corporate purposes.

We believe that net cash provided by operating activities, net proceeds from this offering and existing available borrowings under our credit facility will be sufficient to fund currently anticipated working capital, planned capital expenditures and debt service requirements for the next 24 months. We regularly review acquisitions and other strategic opportunities, which may require additional debt or equity financing. We currently do not have any pending agreements or understandings with respect to any acquisition or other strategic opportunities.

Contractual Obligations

The following table summarizes our contractual obligations as of December 26, 2006.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$110,000	$550	$2,200	$2,200	$105,050
Operating leases	83,602	3,781	8,772	9,013	62,036

Total	$193,602	$4,331	$10,972	$11,213	$167,086

Off-Balance Sheet Arrangements

Prior to the acquisition of Lone Star Steakhouse & Saloon, Inc. by Lone Star Fund, the Predecessor guaranteed certain lease payments of certain of the Casual Dining Companies in connection with the leasing of real estate for restaurant locations. We continue to be a guarantor for 27 of these leases. The leases expire at various times through 2026. These guarantees would require payment by us only in an event of default by the affiliate where it failed to make the required lease payments or perform other obligations under a lease. We believe that the likelihood is remote that material payments will be required under these guarantees. At December 26, 2006, the maximum potential amount of future payments we could be required to make as a result of the guarantees was $23.3 million. Prior to the consummation of this offering, the parent companies of Casual Dining Companies and the applicable Casual Dining Company lessee will enter into reimbursement agreements with us where they will agree to reimburse us for any payments and expenses incurred by us resulting from the guarantees of the 27 Casual Dining Companies leases.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the periods. Significant accounting policies that we employ, including the use of estimates, are presented in the notes to our consolidated and combined financial statements included elsewhere herein.

Critical accounting estimates involved in applying our accounting policies are those that require us to make assumptions about matters that are highly uncertain at the time the accounting estimate was made and those for which different estimates reasonably could have been used for the current period, or changes in the accounting estimate are reasonably likely to occur from period to period, and would have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. Our most critical accounting estimates, discussed below, pertain to accounting policies for goodwill and other intangible assets, property and equipment and income taxes.

Goodwill and Other Intangible Assets

We account for our goodwill and intangible assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, in accordance with SFAS No. 142, goodwill and intangible assets, primarily trade names, which have indefinite useful lives, are not being amortized. However, both goodwill and trade names are subject to annual impairment testing in accordance with SFAS 142.

The impairment evaluation for goodwill is conducted annually using a two-step process. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

The evaluation of the carrying amount of other intangible assets with indefinite lives is made annually by comparing the carrying amount of these assets to their estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows. If the estimated fair value is less than the carrying amount of the other intangible assets with indefinite lives, then an impairment charge is recorded to reduce the asset to its estimated fair value.

The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and other intangible assets and are also consistent with the projections and assumptions that are used in current operating plans. These assumptions are subject to change as a result of changing economic and competitive conditions.

Property and Equipment

We assess recoverability of property and equipment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. Our assessment of recoverability of property and equipment is performed on a restaurant-by-restaurant basis. Certain events or changes in circumstances may indicate that the recoverability of the carrying amount of property and equipment should be assessed. These events or changes may include a significant decrease in market value, a significant change in the business climate in a particular market, or a current-period operating or cash flow loss combined with historical losses or projected future losses. If an event occurs or changes in circumstances are present, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount, we recognize an impairment loss. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value.

Our assessments of cash flows represent our best estimate as of the time of the impairment review and are consistent with our internal planning. If different cash flows had been estimated in the current period, the property and equipment balances could have been materially impacted. Furthermore, our accounting estimates may change from period to period as conditions change, and this could materially impact our results in future periods. Factors that we must estimate when performing impairment tests include, among other items, sales volume, prices, inflation, marketing spending, and capital spending.

Income Taxes

We have accounted for, and currently account for, income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This statement requires an asset and liability approach for financial accounting and reporting of income taxes. Under SFAS No. 109, income taxes are accounted for based upon the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry-forwards. Income taxes are one of our critical accounting policies and estimates and therefore involve a certain degree of judgment.

The realization of tax benefits of deductible temporary differences will depend on whether we will have sufficient taxable income of an appropriate character to allow for utilization of the deductible amounts.

Insurance Reserves

We maintain various insurance policies including workers' compensation and general liability. Pursuant to those policies, we are responsible for losses up to certain limits and are required to estimate a liability that represents our ultimate exposure for aggregate losses below those limits. This liability is based on management's estimates of the ultimate costs to be incurred to settle known claims and claims not reported as of the balance sheet date. Our estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions, and economic conditions. If actual trends differ from our estimates, our financial results could be impacted.

Recent Accounting Pronouncements

Effective December 27, 2006, we adopted SFAS Interpretation No. 48, Accounting for Uncertainty in Income Taxes. FIN 48 provides guidance with regard to the recognition and measurement of uncertain tax positions, the accrual of interest and penalties, and increased disclosure requirements. In particular, uncertain tax positions can only be recognized if they are "more likely than not" to be upheld based on their technical merits. The measurement of the uncertain tax position is based upon the largest benefit amount that is more likely than not (determined on a cumulative probability basis) to be realized on settlement. We have historically used the "more likely than not" threshold for recognizing uncertain tax positions. The adoption of FIN 48 had no effect on our financial condition or results of operation.

The FASB issued SFAS No. 157, Fair Value Measurements, during 2006, which provides a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted; it does not impose additional fair value measurements. SFAS No. 157 will be effective for us in 2008. We have not yet determined the effect, if any, from the adoption of SFAS No. 157.

In March 2006, the Emerging Issues Task Force reached a consensus on EITF Issue No. 06-3, How Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation). Taxes within the scope of EITF Issue No. 06-3 include any taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer and may include, but are not limited to, sales taxes, use taxes, value-added taxes, and some excise taxes. The EITF concluded that the presentation of these taxes on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision which should be disclosed. Our policy is to exclude all of these taxes from revenue. The provisions of EITF Issue No. 06-3 are effective for reporting periods beginning after December 15, 2006. The adoption of EITF Issue No. 06-3 did not have any effect on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

The inherent risk in market risk sensitive instruments and positions primarily relates to potential losses arising from adverse changes in interest rates.

We are exposed to market risk from fluctuations in interest rates. For fixed rate debt, interest rate changes affect the fair market value of the debt but do not impact earnings or cash flows. Conversely for variable rate debt, including borrowings under our credit facility, interest rate changes generally do not affect the fair market value of the debt, but do impact future earnings and cash flows, assuming other factors are held constant. At September 4, 2007, we had $109.7 million of variable rate debt. Holding other variables constant, such as foreign exchange rates and debt levels, a hypothetical immediate one percentage point change in interest rates would be expected to have an impact on pre-tax earnings and cash flows for 2008 of approximately $0.6 million. After giving effect to this offering and the application of net proceeds therefrom, we would have had $          million of variable rate debt at September 4, 2007, and, holding other variables constant, a hypothetical immediate one percentage point change in interest rates would be expected to have an estimated impact on pre-tax earnings and cash flows for 2008 of approximately $          million.

Inflation

Over the past five years, inflation has not significantly affected our operations. However, the impact of inflation on labor, food and occupancy costs could, in the future, significantly affect our operations. We pay many of our employees hourly rates related to the applicable federal or state minimum wage. Food costs as a percentage of net sales have been somewhat stable due to procurement efficiencies and menu price adjustments, although no assurance can be made that our procurement will continue to be efficient or that we will be able to raise menu prices in the future. Costs for construction, taxes, repairs, maintenance and insurance all impact our occupancy costs. We believe that our current strategy, which is to seek to maintain operating margins through a combination of menu price increases, cost controls, careful evaluation of property and equipment needs, and efficient purchasing practices, has been an effective tool for dealing with inflation.

BUSINESS

Our Company

Del Frisco's Restaurant Group develops, owns and operates two contemporary, high-end complementary steakhouse concepts, Del Frisco's Double Eagle Steak House and Sullivan's Steakhouse. We currently operate 22 high-volume, full-service restaurants across 14 states. The Del Frisco's brand is defined by its distinctive service and an exceptional menu emphasizing prime wet-aged, hand-cut steaks in a sophisticated setting. The Sullivan's brand is defined by its high-level of service and a menu that emphasizes wet-aged, premium choice, hand-cut steaks, with an ambiance that includes the influences of jazz music and art deco décor. This ambiance fosters a brand that resonates with its more youthful target demographic. Both concepts offer menu selections other than steaks, such as lobster tails, lamb chops and fresh seafood, complemented by our unique and extensive wine selection. Additionally, both concepts utilize a distinctive serving process whereby a team of servers delivers items simultaneously to each guest. The specific interior décors of each concept differentiate them from other steak restaurants in the markets they serve. Although specifically positioned within the overall upscale, fine dining marketplace, both Del Frisco's and Sullivan's have developed broad customer appeal, including both business-oriented clients and local dining guests. This appeal is demonstrated by the 20 consecutive quarters of combined same-store sales growth of our comparable units.

Our management's continued focus on perfecting our premium steakhouse concepts has resulted in a unique, competitive advantage, namely, our brands. Our brands are strengthened by our outstanding employees who are attracted to our high average sales volumes and the youthful vibe of our concepts. Our employees are essential in creating the superior dining experience our guests have come to expect from both Del Frisco's and Sullivan's.

Del Frisco's Double Eagle Steak House

From our founding in 1981 in New Orleans, Louisiana, we believe that Del Frisco's has become one of the premier prime steakhouse concepts in the United States. We currently operate six Del Frisco's restaurants in five states with one additional new restaurant expected to be opened during the fourth quarter of 2007. The upscale décor and ambiance of a typical Del Frisco's includes elegant dark woods, sophisticated artwork and separate private dining rooms for private parties. Our newest locations build upon our unique atmosphere by creating a sleek, modern design through the introduction of contemporary artwork with architectural elements such as slate floors, large windows and, in most units, a distinctive second floor seating area. We believe these elements enhance the dining experience for our guests and continue to differentiate Del Frisco's premium brand from other upscale steakhouse concepts.

Del Frisco's restaurants target business clientele, as well as local guests seeking a full-service, upscale dining experience. The Del Frisco's menu specializes in USDA prime grade, wet-aged steaks hand-cut at the time of order. The Del Frisco's menu features additional premium offerings, including Australian cold water lobster tails, prime lamb, osso bucco and fresh seafood. With the exception of our steak offerings, the Australian lobster tail is the most popular item on the menu. Each entrée is served with generous and flavorful portions of other a lá carte menu items, including soups, sauces, salads and side dishes. Del Frisco's extensive, award-winning wine list features bottles priced from $40 to $21,000. Each restaurant carries a core list of approximately 1,500 bottle choices and an additional 20 selections by the glass. Liquor, beer and other alcoholic beverages are also available. Wine and alcohol sales have typically accounted for approximately 35% of Del Frisco's net sales. Del Frisco's restaurants range in size from approximately 11,000 to 16,500 square feet with seating capacity for approximately 320 to 460 guests. Our restaurants are open seven nights a week for dinner, and three of them are open five days a week for lunch. During the 36-week period ended September 4, 2007, our average check at Del Frisco's was approximately $95.00 per person.

Sullivan's Steakhouse

Sullivan's, designed as a complement to Del Frisco's in the mid-1990's, is a more youthful Chicago-style steakhouse. We currently operate 16 Sullivan's steakhouses in 12 states. Sullivan's features a vibrant atmosphere with live jazz and swing music. The restaurants feature an open kitchen and art deco décor. The menu is centered on wet-aged, premium choice, hand-cut steaks, chops, fresh seafood and quality side dishes. All of our steaks are handcut daily on the premises. The menu features filet mignon, New York strip, a bone-in Kansas City strip, a bone-in "Cowboy" ribeye, lamb rib chops, lemon garlic chicken and broiled live Maine lobster. Additionally, the menu offers a wide selection of fresh seafood to widen the appeal to restaurant guests, including Atlantic salmon steak, broiled ahi tuna steak, halibut, Chilean sea bass, jumbo scallops, Alaskan king crab legs and Australian cold water lobster tail. Sullivan's also features a number of quality wines, including high-end California wines and a vibrant bar with unique drinks. Wine and alcohol sales have typically accounted for approximately 38% of Sullivan's net sales.

Sullivan's restaurants are strategically located in major cities and other business oriented destinations in proximity to convention centers and high-end hotel franchises. As a result of the concept's appeal to upscale guests, Sullivan's restaurants can also be found in close proximity to affluent residential areas. Currently, Sullivan's restaurants range in size between 7,000 and 11,000 square feet with seating capacity for approximately 250 to 320 guests. We anticipate that future Sullivan's restaurants will range from 8,000 to 10,000 square feet. The restaurants are open seven nights a week for dinner, and 13 of them are open five days a week for lunch. During the 36-week period ended September 4, 2007, our average check at Sullivan's was approximately $60.00 per person.

Our Business Strengths

Segment Defining Premium Brands With Complementary Market Position.    We believe that Del Frisco's and Sullivan's are premier fine-dining brands that are distinct from other steakhouse concepts. We believe our brand recognition is supported not only by our high quality food, but also our distinctive and superior service standards, which are exemplified by numerous awards and favorable reviews, not only in our markets but by critics outside of regions where our steakhouses are present. In addition, we believe that our brands are enhanced by the unique and differentiated design of Del Frisco's and Sullivan's, each of which are marked by appealing, distinctive and consistent interior characteristics that our customers appreciate. As part of this design, our restaurants include an upscale and expanded bar area that helps create an ambiance and destination that enhances the overall dining experience for our guests. Our Del Frisco's locations are sited in urban locations that allow us to be easily accessible to business clientele and customers seeking a premium dining experience. Sullivan's broad appeal allows it to be located in either urban locations or in close proximity to affluent residential areas. This appeals to landlords with prime locations by offering two high volume, complementary brands that have the ability to be developed in a variety of metropolitan areas and venues. The high customer traffic we generate and the demographics of our guests are extremely valuable to landlords seeking high quality tenants.

Culture Designed to Deliver an Unmatched Social Experience.    We believe that our corporate culture demands delivering guests a unique combination of food, atmosphere and service in the highest quality upscale steakhouse experience. We believe that our restaurants provide "destination dining," where guests come to spend an evening visiting our bar, enjoying music and savoring their meal in a vibrant environment with unmatched service. We reinforce this culture through our extensive training and collaborative work environment. We believe we provide this experience profitably because of our operational platform where collaborative management reviews of financial and operating results are a focus. Given our culture, we are successful in attracting and retaining a dedicated, energetic work staff. Our culture reinforces the superior dining experience we strive to deliver to our guests.

High Quality Menu Offerings.    We believe that we differentiate ourselves from other steak concepts by offering the highest quality product across all menu items, including USDA prime grade beef at Del Frisco's and the highest quality premium choice steaks at Sullivan's. We use traditional cooking methods, including master broiling and roasting. Steaks are seared and then broiled to ensure a juicy and flavorful steak. Each concept's menu also features other premium offerings, including lobster tails, lamb, chicken (at Sullivan's only) and a wide-selection of fresh seafood, all complemented by an extensive and unique wine selection. To ensure that the menu is consistently prepared to the highest standards, we only incrementally add new items to the menu to appeal to identified changes in consumer tastes. This focused menu approach enables our chefs to concentrate their efforts on execution without having to constantly learn new recipes and cooking techniques.

Highly Skilled and Attentive Staff That Deliver Superior Guest Service.    Our restaurant-level managers and hourly personnel are highly experienced, and bring a professional attitude to the dining experience we deliver. On average, general managers at Del Frisco's and Sullivan's have been with us for eight and six years, respectively. By focusing on quality, we have been successful in attracting and retaining a dedicated work staff. Del Frisco's and Sullivan's both utilize a "swarming service" style rather than the single server model employed by many of our competitors. With this team approach, servers deliver the a lá carte entrées to all the guests at the table at the same time ensuring that guests are served quickly and efficiently and enhancing our guests' dining experience.

Strong Restaurant-Level Economics.    We believe that the combination of the strength of our brands, the success that they have realized so far and our focus on their profitability has resulted in strong restaurant-level economics. Del Frisco's steakhouses open for all of 2006 generated average net sales of approximately $14.0 million per restaurant ($9.9 million excluding our New York location), while Sullivan's steakhouses open for all of 2006 generated average net sales of approximately $5.4 million per restaurant. In the case of a new Del Frisco's, we currently target an average cash investment of approximately $9.0 million to $11.0 million per restaurant, net of landlord contributions and equipment financing and including pre-opening costs. In the case of a new Sullivan's, we currently target an average cash investment of approximately $2.5 million to $3.5 million per restaurant, net of landlord contributions and equipment financing and including pre-opening costs. In addition, each of our restaurants open for all of 2006 generated positive cash flow that year. We believe our high sales per restaurant, along with the demographics of our typical guests, make us a desirable tenant for real estate developers and enable us to develop new restaurants at attractive investment levels.

Proven, Experienced Executive Management Team.    Our executive management team has extensive experience in the restaurant industry. Mark S. Mednansky, our Chief Executive Officer, has been involved with us since 1998 and has over 35 years of restaurant experience and 25 years of experience as a multi-unit manager or senior manager, including as Chief Operating Officer of all of the brands of Lone Star Steakhouse & Saloon, Vice President of Operations for Del Frisco's and Sullivan's and President of Texas Land & Cattle. Our Chief Financial Officer, Jon W. Howie, has been involved with us since 2000. Prior to joining our team, Mr. Howie worked for Ernst & Young and gained valuable experience as an accounting and business advisor to clients in both the public and private sectors, including experience with numerous initial public offerings, as well as secondary offerings. Robert J. Stetson, who will serve as our Vice Chairman of the Board and a director upon consummation of this offering, has over 25 years of experience in the restaurant industry and has been involved in a number of successful companies, including as Chief Financial Officer of Pizza Hut, Chief Financial Officer and

Retail Division President of Burger King, a founding investor and Chief Financial Officer of Rare Hospitality and President, Chief Executive Officer and director of U.S. Restaurant Properties, Inc.

Our Growth Strategy

We believe there are significant opportunities to grow our business, strengthen our competitive position and enhance our brands through the continued implementation of the following strategies:

New Unit Expansion.    We believe that there is an immediate opportunity to open new Del Frisco's and Sullivan's in existing and new markets. We have developed a disciplined growth strategy for leveraging our existing pipeline and a well-defined site selection process for evaluating prospective new sites. With locations in 14 states across the U.S. and demonstrated financial performance when entering new markets, we believe significant domestic growth potential exists. This potential is enhanced by our brands' ability to co-exist in overlapping markets. We believe there are multiple domestic markets with favorable demographic profiles for both a Del Frisco's and a Sullivan's to exist. Beyond domestic new unit growth, we believe that the Del Frisco's concept has the potential for international growth in key markets through joint ventures or licensees.

Increase Customer Traffic.    We have demonstrated our ability to consistently drive same-store sales, as evidenced by our 20 consecutive quarters of combined same-store sales growth. We believe there are still significant opportunities to drive increased guest counts through a number of initiatives, which include increasing brand awareness through national, regional and local advertising, as well as through word-of-mouth. We see an additional opportunity to increase customer traffic through the adoption of a national reservation platform and through the updating and enhancement of our websites.

Increase in Average Per Person Check.    We plan to opportunistically drive the average per person check at our restaurants primarily through the selective introduction of higher priced items and increases in menu pricing. Additionally, we selectively feature daily menu specials such as a 24-ounce bone-in dry-aged kobe steak at Del Frisco's and fresh Florida stone crab claws and whole Maine lobster at Sullivan's to produce higher check averages and improved margins at our restaurants.

Additional Private Dining Business.    We host many business and non-business private dining events such as corporate events, sales meetings, presentations, charity events and private parties, and can accommodate both small and large groups. A select number of our restaurants have on-premise, private dining and meeting facilities, which generated approximately 13.0% of our net sales for 2006, and 11.4% of our net sales for the 36-week period ended September 4, 2007. We believe we have the ability to increase our private dining business and thereby increase our net sales. We plan to capitalize on this opportunity by installing more private dining capacity in our restaurants as the private dining business typically generates a higher average check per person than our dining rooms and allows us to better leverage our fixed costs and achieve higher margins on those net sales. Each location has a staff member solely dedicated to building our private dining business. We also believe we can increase this business through the updating of our electronic and printed promotional materials.

Restaurant Industry Overview

According to the National Restaurant Association, or the NRA, a restaurant trade association, U.S. restaurant industry sales in 2006 were approximately $511 billion, representing approximately 4% of the U.S. gross domestic product. The NRA projects 2007 U.S. restaurant industry sales will be $537 billion, which, according to the NRA, would mark the sixteenth consecutive year of sales growth, adjusted for inflation, for the industry and a 5.1% increase over 2006. The NRA reports that U.S. restaurant industry sales grew at a compound annual growth rate of 7.3% from 1970 through

2006, inclusively. Further, the NRA projects that 47.9% of total U.S. food expenditures will be spent at restaurants in 2007, up from 25% in 1955. This figure is projected by the NRA to grow to 53% of total U.S. food expenditures by 2010. Technomic, Inc., a national consulting and market research firm, projects sales at full-service restaurants in the United States will grow at a higher rate than sales for the U.S. restaurant industry as a whole, with sales in the full service steak segment expected to grow at a 5% average annual rate from 2008 through 2011.

The Economist Intelligence Unit, a market research firm, estimates that real disposable personal income, adjusted for inflation, in the United States will increase 3.9% in 2007 over 2006, following an increase of 2.6% in 2006 over 2005. In addition, according to Fitch Ratings, a ratings agency and research firm, the decrease in the size of the average U.S. household and the aging of the U.S. population have contributed to an increase in food-away-from-home expenditures. Fitch Ratings projects that these trends will continue to increase demand in the U.S. restaurant industry over the next 10 to 20 years.

Site Selection and Development

We believe site selection is critical for the potential success of a particular restaurant. Among the factors we consider in site selection are the specific steakhouse concept to be developed, local market demographics and site visibility. We also consider accessibility and proximity to significant generators of potential customers such as hotel concentrations and entertainment centers, such as stadiums, arenas and theaters, office complexes, affluent residential areas and major retailers and retail centers. In addition, we attempt to analyze the profitability of other competitive restaurants in the area.

Del Frisco's is focused on major urban areas and Sullivan's focuses on major cities and other business oriented destinations in proximity to convention centers and high-end hotel franchises. Sullivan's restaurants can also be found in close proximity to more affluent residential areas as a result of the concept's appeal to more upscale guests. We currently intend to open new Del Frisco's restaurants ranging from 11,000 to 16,000 square feet, although we may open larger restaurants in major urban areas, and new Sullivan's restaurants ranging from 8,000 to 10,000 square feet, depending on individual market demographics. We use site development and real estate managers who evaluate all future sites for expansion pursuant to the shared services agreement. In addition, senior management devotes significant time and resources to analyzing each prospective site. We use extensive data collection, analysis and interpretation for our site qualification and selection process. In addition, we focus on local demographics, site characteristics such as visibility, accessibility, traffic volume, parking availability and existing and future restaurant competition.

For 2006, our Del Frisco's restaurants that had been opened the entire fiscal year generated average unit volumes of approximately $14.0 million, $9.9 million excluding the New York City location, and our Sullivan's restaurants open for the entire fiscal year generated average unit volumes of approximately $5.4 million. In the case of a new Del Frisco's, we currently target an average cash investment of approximately $9.0 million to $11.0 million per restaurant, net of landlord contributions and equipment financing and including pre-opening costs. In the case of a new Sullivan's, we currently target an average cash investment of approximately $2.5 million to $3.5 million per restaurant, net of landlord contributions and equipment financing and including pre-opening costs.

Properties

We currently operate 22 high-volume restaurants across 14 states. We generally take from nine to 12 months after the signing of a lease or the closing of a purchase to complete construction and open a new restaurant. Additional time is sometimes required to obtain certain government approvals, permits and licenses, such as liquor licenses. We currently lease three and own three of our Del Frisco's restaurants, and we currently lease 14 and own two of our Sullivan's restaurants. The majority of our leases provide for minimum annual rents with some containing percentage-of-sales rent provisions, against which the minimum rent may be applied. Typically, our lease terms are 5 to 15 years at initiation, with two to four five-year extension options.

Open Date	City	State	Lease/Own
Del Frisco's
September 1995	Dallas	Texas	Own
April 1996	Ft. Worth	Texas	Own
January 1997	Denver	Colorado	Own
March 2000	New York	New York	Lease
July 2000	Las Vegas	Nevada	Lease
May 2007	Charlotte	North Carolina	Lease
Sullivan's
May 1996	Austin	Texas	Lease
November 1996	Indianapolis	Indiana	Lease
October 1997	Baton Rouge	Louisiana	Lease
December 1997	Wilmington	Delaware	Lease
January 1998	Charlotte	North Carolina	Lease
July 1998	Houston	Texas	Lease
September 1998	Anchorage	Alaska	Lease
September 1998	King of Prussia	Pennsylvania	Lease
October 1998	Dallas	Texas	Own
December 1998	Naperville	Illinois	Lease
January 1999	Palm Desert	California	Lease
January 1999	Denver	Colorado	Lease
June 1999	Chicago	Illinois	Own
August 1999	Raleigh	North Carolina	Lease
December 2000	Tucson	Arizona	Lease
July 2007	Omaha	Nebraska	Lease

Our corporate headquarters are located in Wichita, Kansas. We occupy this facility under the shared services agreement with the shared services provider.

Restaurant Operations and Management

We believe that our restaurants have a unique combination of food, atmosphere and service to provide guests with the highest quality upscale steakhouse experience. We believe that our success reflects the consistency of our execution across all aspects of the dining experience, from the formulation of proprietary recipes, the procurement and presentation of high quality menu items to the delivery of excellent guest service. We strive to ensure unsurpassed quality through a carefully controlled and established supply chain and special preparation techniques.

Depending upon the volume of each restaurant, the typical store-level management team consists of one general manager, two to four assistant managers, an executive chef and two sous chefs. To ensure that each restaurant and its employees deliver superior performance levels, we have developed a set of strict operational standards that are followed in all facets of our operations. These standards are used to develop corporate recipes, many of which are proprietary, that are adhered to across all of our restaurants. These include distinctive recipes for appetizers, soups, salads, desserts, sauces and entrées.

Before each shift, our chefs and managers oversee a quality control process for the menu items in each of our restaurants. This quality control process includes the full preparation of each item on our menu, other than our steaks, and the testing of each of these items for presentation, taste, portion size and temperature before they are prepared for our guests. Items that do not meet our rigorous standards are re-made until they do. We believe this process of full preparation for testing purposes differentiates us from our competition.

One foundation of consistent execution at our restaurants is the extensive training and supervision of our employees. Our managers are required to undergo eight to ten weeks of initial training in food quality, customer service, alcohol beverage service, liquor liability avoidance and employee retention programs. Each of our new hourly employees typically participates in a training program during which the employee works under the close supervision of restaurant managers. Chefs and their assistants receive extensive training in food quality, food supply management and kitchen maintenance. All employees are trained to uphold the brands' respective characteristics and our values and operating philosophy.

Training and employee development are administered by managers at each location and supervised by a director of training. The director of training is responsible for ensuring that all new managers have developed a comprehensive set of tools that they can use to manage each restaurant, including employee selection, performance management and wage and hourly compliance. Management development is further supported by a mandatory certification of all managers in areas of the kitchen, dining room and bar area. Lastly, our training department supports new store openings. Both Del Frisco's and Sullivan's have developed a streamlined training program that ensures employees involved in a new store opening function as a cohesive team and execute to our high operational and food preparation standards.

All of our information processing is managed from our headquarters in Wichita, Kansas. Point-of-sale terminals at each unit allow us to generate the daily reports needed to manage our restaurants and our business. These reports include, among other things, daily and weekly net sales, guest counts, meal period sales breakouts and food and liquor consumption. Financial operating results are reviewed at the corporate office and studied by unit level and regional management. Variances from expectations are analyzed and addressed on weekly conference calls. In addition, every four weeks, our Chief Executive Officer, Chief Financial Officer, regional managers, general managers and our corporate executive chef meet in person to discuss our financial results.

Sourcing and Supply Chain

Our ability to maintain consistent quality throughout our restaurants depends in part upon our ability to procure food and other supplies from reliable sources in accordance with our specifications. To ensure the highest quality meat, seafood and other menu ingredients, we continually research and evaluate products and suppliers. We negotiate directly with suppliers for food and beverage products to ensure consistent quality and freshness of products and to obtain competitive prices. We purchase substantially all food and beverage products from local or national suppliers. Food and supplies are shipped directly to the restaurants, although invoices for purchases are sent to the company for payment. We do not maintain a central product warehouse or commissary.

Specifications for all food products are set by the executive corporate chef. Purchasing at the restaurant level is directed primarily by the chef, who is trained in our purchasing philosophy and specifications, and who works with regional and corporate managers to ensure consistent products. Our corporate chef works with our primary beef distributors for all meat purchases. In addition, we believe that we have strong relationships with national foodservice distributors, as well as several regional distributors, to ensure a constant supply of offerings. Each of our restaurants also has an in-house sommelier responsible for purchasing wines based on guest preferences, market availability and menu content.

We have not experienced any significant delays in receiving restaurant supplies and equipment. From time to time, we may enter into fixed price beef supply contracts or consider other risk management strategies with regard to our meat and other food costs to minimize the impact of potential price fluctuations. This practice could help stabilize our food costs during times of fluctuating prices. We may also in the future engage in forward pricing strategies.

Marketing and Advertising

We believe that our commitment to providing quality food, hospitality, service and a high level of value at our price point is an effective approach to attracting guests and maintaining their loyalty. We use a variety of local and company-wide marketing and public relations techniques intended to maintain and build our guest traffic, maintain and enhance our brands images and continually improve and refine our fine-dining steakhouse experience. Local store marketing is important to the success of both concepts. In particular, store managers cultivate relationships with local businesses and luxury hotels to drive business. Private party business is a growth area for Del Frisco's and Sullivan's and relationships cultivated at the local level help to drive the private dining business. Each location has a staff member solely dedicated to building the private dining business.

Del Frisco's and Sullivan's both use specific marketing and advertising initiatives, including ad placement in magazines that target the affluent segment of the population to position their concepts in the premium steakhouse segment. Currently, we are reviewing the marketing and advertising strategy and anticipate focusing our advertising expenditures on travel related magazines while continuing advertising in specialty magazines that appeal to our target demographic and select local publications. We are currently reviewing potential advertising in other national and local publications.

Competition

The restaurant business is highly competitive and fragmented, and the number, size and strength of competitors vary widely by region. We believe that restaurant competition is based on, among other things, quality of food products, customer service, reputation, restaurant décor and location, name recognition and price. Our restaurants compete with a number of restaurants within their markets, both locally-owned restaurants and other restaurants that are members of regional or national chains. The principal fine dining steakhouse chains with which we compete are Fleming's Prime Steakhouse and Wine Bar, The Capital Grille, Smith & Wollensky, The Palm, Ruth's Chris Steak House and Morton's The Steakhouse.

Seasonality

Our business is subject to seasonal fluctuations. Historically, the percentage of our annual net sales earned during the first and fourth fiscal quarters have been higher due, in part, to increased gift card redemptions and increased private dining with regard to the year-end holiday season, respectively.

Intellectual Property

We have registered the names Del Frisco's, Double Eagle Steak House and Sullivan's as trade names, trademarks or service marks with the United States Patent and Trademark Office and in certain foreign countries. We have the exclusive right for use of these trademarks throughout the United States, other than with respect to certain counties in Indiana, Kentucky and Ohio, including the 50 mile surrounding area, where an unrelated third party has the right to use the Del Frisco's name. We are aware of names similar to those of our restaurants used by third parties in certain limited geographical areas and have ongoing contractual relationships with these third parties with respect to the restriction of those uses. We also license the use of the Del Frisco's name to one licensee in Orlando, Florida and received license income from that location of approximately $226,000 in 2006 and approximately $153,000 in the 36-week period ended September 4, 2007. We believe that our trade names, trademarks and service marks are valuable to the operation of our restaurants and are important to our marketing strategy.

Employees

As of September 4, 2007, we had 2,337 employees. This does not include employees who provide services to us pursuant to the shared services agreement. Many of our hourly employees are employed on a part-time basis to provide services necessary during peak periods of restaurant operations. None of our employees are covered by a collective bargaining agreement. We believe that we generally have good relations with our employees.

Government Regulation

Our restaurants are subject to licensing and regulation by state and local health, safety, fire and other authorities, including licensing and regulation requirements for the sale of alcoholic beverages and food. We maintain the necessary restaurant, alcoholic beverage and retail licenses, permits and approvals. The development and construction of additional restaurants will also be subject to compliance with applicable zoning, land use and environmental regulations. Federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime, unemployment tax rates, workers' compensation rates, citizenship requirements and sales taxes. We are also subject to the Fair Labor Standards Act, the Immigration Reform and Control Act of 1986 and various federal and state laws governing such matters as minimum wages, overtime, tips, tip credits and other working conditions.

Our restaurants are subject in each state in which we operate to "dram shop" laws, which allow, in general, a person to sue us if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at one of our restaurants. A judgment against us under a dram shop law could exceed our liability insurance coverage policy limits and could result in substantial liability for us and have a material adverse effect on our results of operations. Our inability to continue to obtain such insurance coverage at reasonable costs also could have a material adverse effect on us.

Legal Proceedings

We are subject to various claims and legal actions arising in the ordinary course of business from time to time. While it is impossible at this time to determine with certainty the ultimate outcome of these proceedings, lawsuits and claims, management believes that adequate provisions have been made and that the ultimate outcomes will not have a material adverse effect on our financial position.

On February 7, 2007, certain former stockholders of Lone Star Steakhouse & Saloon, Inc. filed a petition in the Court of Chancery of the State of Delaware against Lone Star Steakhouse & Saloon, Inc., which is currently our main operating subsidiary and has been renamed. The plaintiffs in the dissenters' action, who held 1,185,404 shares in that entity prior to its acquisition by Lone Star Fund, refused to accept the $27.35 per share that was paid to other stockholders in the acquisition and have instead requested an appraisal of the fair value of those shares pursuant to Section 262 of the Delaware General Corporation Law. Prior to the completion of this offering, Lone Star Fund will enter into a reimbursement agreement with us where it will agree to take over the defense of that action and reimburse us for any amounts owed to such former stockholders as a result of a settlement or judgment rendered in that action. If Lone Star Fund were unable or unwilling to reimburse us for any such amounts, it could have a material adverse effect on our business and financial condition.

On September 8, 2006, a lawsuit was filed in the district court of Sedgwick County, Kansas as a class action against Lone Star Steakhouse & Saloon and the former directors of Lone Star Steakhouse & Saloon. An additional suit was also filed in the district court of Sedgwick County, Kansas on November 17, 2006 that alleged substantially the same claims as the prior suit, and has been consolidated with the prior suit. The suit alleges that Lone Star Steakhouse & Saloon and its former directors breached their duty of disclosure with respect to the proxy statement delivered to former stockholders in connection with the transaction where Lone Star Steakhouse & Saloon was acquired by Lone Star Fund. The suit also alleges that the former directors of Lone Star Steakhouse & Saloon breached their fiduciary duties to the then stockholders of Lone Star Steakhouse & Saloon in connection with the acquisition of Lone Star Steakhouse & Saloon by Lone Star Fund. While we believe that these claims are without merit, if these claims were determined adversely and our insurance carrier were unable or unwilling to pay them, or if our insurance did not have sufficient limits to cover these claims, we could be liable directly with respect to the claims against Lone Star Steakhouse & Saloon and liable to indemnify our former directors with respect to the claims solely against them, any of which could have a material adverse effect on our business and financial condition.

On July 23, 2007, a lawsuit was filed in the Superior Court of the State of California as a class action against California Sullivan's, Inc., a wholly-owned subsidiary, certain violations of California Code of Regulations, in that employees did not receive required periodic rest and meal breaks. It is unlikely that the claims are covered by our employment practices liability insurance. If these claims are determined adversely, it may have an adverse effect on our business.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding the members of our board of directors, and executive officers, as of the date of this prospectus.

Name	Age	Position
Mark S. Mednansky	50	Chief Executive Officer and Director
Jon W. Howie	40	Chief Financial Officer
Len W. Allen, Jr.	43	Chairman of the Board, Director
Robert J. Stetson	57	Vice Chairman of the Board, Director
Erin J. Koechel	30	Director
Leigh Rea	32	Director
Michael D. Thomson	46	Director
David M. West	50	Director

Mark S. Mednansky has served as Chief Executive Officer since March 2007 and will become a director upon consummation of this offering. Mr. Mednansky had been a senior manager with Lone Star Steakhouse & Saloon, Inc. from 1998 to November 2006 in various capacities. From 2005 until March 2007, Mr. Mednansky was named the Chief Operating Officer of all of the brands of Lone Star Steakhouse & Saloon, and in 2004 Mr. Mednansky assumed the role of President of Texas Land & Cattle while retaining his position of Vice President of Operations for both Del Frisco's and Sullivan's. In 2001, Mr. Mednansky was named Vice President for the five Del Frisco's Double Eagle Steak House units. Mr. Mednansky has over 35 years restaurant experience and 25 years of experience as a multi-unit manager or senior manager.

Jon W. Howie has served as Chief Financial Officer since March 2007. Mr. Howie served as Controller of Lone Star Steakhouse & Saloon, Inc. from March 2000 to June 2005 when he was promoted to Chief Accounting Officer. Mr. Howie is a Certified Public Accountant and prior to joining Lone Star Steakhouse & Saloon, Inc. was employed as an Audit Senior Manager with Grant Thornton, LLP from 1999 to 2000. Prior to Grant Thornton, Mr. Howie was employed by Ernst & Young LLP in several professional capacities from 1989 to 1999. Mr. Howie has served as an accounting and business advisor to clients in both the private and public sectors, including experience with numerous initial public offerings as well as secondary offerings.

Len W. Allen, Jr. will be the Chairman of the Board and a director upon consummation of this offering. Since January 2006, he has been President of Lone Star U.S. Acquisitions, LLC, an affiliate of Lone Star Fund. From August 2000 through December 2005, he was Executive Vice President of Lone Star U.S. Acquisitions, LLC and focused on originating investments for Lone Star Fund. From February 1997 until August 2000, Mr. Allen was responsible for directing the management of all portfolios of assets located in North America for Hudson Advisors LLC, an affiliate of Lone Star Fund. Mr. Allen is a director or officer of several non-public companies which are owned or controlled by Lone Star Fund or affiliates of Lone Star Fund. Mr. Allen is a trustee of the Board of Trustees of Accredited Mortgage Loan REIT Trust and a director of Accredited Home Lenders Holding Co.

Robert J. Stetson will be Vice Chairman of the Board and a director upon consummation of this offering. Mr. Stetson's 30 year business career has been devoted principally to managing and developing chain restaurants, including high-end steakhouses. He was an investor and original Chief Financial Officer of the company that developed and operated the high-end steakhouse chain, The Capitol Grille. Mr. Stetson is currently the President and Chief Financial Officer of and an investor in Sholand, LLC (formerly Shoney's Restaurants), an affiliate of Lone Star Fund, a position he has held since April 2005. From June 2001 to March 2005, Mr. Stetson was Chief Executive Officer of U.S. Restaurant Properties, Inc. (one of the largest REITs dedicated to financing chain restaurants). Mr. Stetson has also previously served as the Chief Financial Officer and later President-Retail Division of Burger King Corporation and Chief Financial Officer and later Chief Executive Officer of Pearle Vision. As Chief Financial Officer of Burger King Corporation, Mr. Stetson was responsible for managing more than 950 restaurants that Burger King Corporation leased to tenants. Mr. Stetson has also served in several positions with PepsiCo Inc. and its subsidiaries, including Chief Financial Officer of Pizza Hut, Inc. Mr. Stetson is also chairman of Taxease L.P. and is a director of a non-public company owned by Lone Star Fund.

Erin J. Koechel has served as a director since October 2007. Ms. Koechel has served as the Finance Manager of Hudson Advisors LLC, an affiliate of Lone Star Fund, since May 2005. From February 2003 to March 2005, Ms. Koechel served as the Corporate Finance Manager for U.S. Restaurant Properties, Inc. and from June 2000 to July 2002, Ms. Koechel was with Houlihan Lokey Howard & Zukin. Ms. Koechel is a director or officer of several non-public companies which are owned or controlled by Lone Star Fund or affiliates of Lone Star Fund.

Leigh Rea will be a director upon consummation of this offering. Ms. Rea has served as Senior Vice President of Lone Star U.S. Acquisitions, LLC, an affiliate of Lone Star Fund, since July 2007. From July 2004 to June 2007, Ms. Rea served as the Vice President of Lone Star U.S. Acquisitions, LLC. From June 2003 to June 2004, Ms. Rea was an Assistant Vice President at Lone Star U.S. Acquisitions, LLC, and prior to that was an associate starting in May 2001. Ms. Rea is a director or officer of several non-public companies which are owned or controlled by Lone Star Fund or affiliates of Lone Star Fund. Ms. Rea is also a trustee of the Board of Trustees of Accredited Mortgage Loan REIT Trust and a director of Accredited Home Lenders Holding Co.

Michael D. Thomson will be a director upon consummation of this offering. Mr. Thomson has served as Executive Vice President/General Counsel of Hudson Advisors LLC, an affiliate of Lone Star Fund, since October 2004. From June 2004 to September 2004 Mr. Thomson served as Executive Vice President/General Counsel-Asia for Hudson Advisors. From January 2001 to May 2004, Mr. Thomson served as Senior Vice President/Tax and Legal of Hudson Advisors LLC. Mr. Thomson is a trustee of the Board of Trustees of Accredited Mortgage Loan REIT Trust and a director of Accredited Home Lenders Holding Co.

David M. West will be a director upon consummation of this offering. Since January 2006, Mr. West has been a private investor and consultant. From May 1998 through December 2005, Mr. West was President of Lone Star U.S. Acquisitions, LLC, an affiliate of Lone Star Fund. Prior to joining Lone Star Fund in 1998, Mr. West was a senior Vice President with L.J. Melody & Company, a real estate investment bank. Prior to that Mr. West was with General Electric Capital Commercial Real Estate for over 15 years in various capacities. Mr. West is a director or officer of several non-public companies which are owned or controlled by Lone Star Fund or affiliates of Lone Star Fund.

Other Key Employees

Deidra Lincoln co-founded the Del Frisco's Double Eagle Steak House concept in Dallas, Texas, which was acquired by Lone Star Steakhouse & Saloon, Inc. in 1995. Since 1995, Ms. Lincoln has served in various managerial capacities including Vice President of the Del Frisco's Brand since January 2000.

Thomas Dritsas has served as Corporate Executive Chef since December 2006 and oversees the day to day culinary operations of Del Frisco's and Sullivan's. From 2003 to 2006, Mr. Dritsas served as Corporate Executive Chef for Lone Star Steakhouse & Saloon, Inc., during which time he oversaw the daily culinary operations for all brands. Mr. Dritsas joined Lone Star Steakhouse & Saloon, Inc. in

1999 where he served in various culinary capacities and was part of new opening teams. Prior to joining Lone Star Steakhouse & Saloon, Inc., Mr. Dritsas assisted in the opening of numerous independent restaurants and operated his own restaurant. Mr. Dritsas graduated from the Culinary Institute of America with an OAS in Culinary Arts in 1993.

Ray Kasperski has served as Regional General Manager of Sullivan's since 2007. Mr. Kasperski was Regional Manager for 40 Lone Star Steakhouse & Saloon restaurants from October 2005 until mid-2007. Formerly, Mr. Kasperski was General Manager for a Sullivan's Steakhouse restaurant from July 2003 until October 2005. Prior to joining Lone Star Steakhouse & Saloon, Inc., Mr. Kasperski was a Corporate Supervisor for Ala Carte Entertainment, directing eight operations. Mr. Kasperski has over 25 years of experience in multi-unit Food & Beverage Management for upscale establishments, family restaurants, exclusive hotels and retail dining centers.

Jim Oboyski has served as Regional General Manager of Sullivan's since October 2005. In April 2004, Mr. Oboyski assumed the position of General Manager of the Sullivan's Steakhouse restaurant in Raleigh, North Carolina, which he held until October 2005. Mr. Oboyski joined Sullivan's as a manager in December 2000.

David O'Day has served as Director of Wine since March 2006 for Del Frisco's and Sullivan's. From January 2000 to March 2004, Mr. O'Day served as Manager and Wine Director for the Del Frisco's restaurant in New York. Mr. O'Day became the Wine Director of all Del Frisco's restaurants in October 2004. Mr. O'Day joined Del Frisco's in February 1994.

M. Orloff has served as Director of Training since September 2005. From August 2001 until September 2006, Mr. Orloff worked as a Service Assistant and Sommelier for the Las Vegas Del Frisco's restaurant. In 2000, Mr. Orloff was a member of the opening teams for the Las Vegas and New York Del Frisco's restaurants. Mr. Orloff joined Sullivan's at its inception in 1996 in Austin, Texas and participated in the openings of the first six of Sullivan's Steakhouse restaurants.

Ray Risley has served as Regional General Manager of Del Frisco's and Sullivan's since October 2005. In 2005, Mr. Risley also assumed the role of General Manager of the Del Frisco's restaurant in New York. From 2003 to 2005, Mr. Risley served as Regional Manager for all 15 Sullivan's Steakhouse restaurants. From 2000 to 2003, Mr. Risley was District General Manager for four Sullivan's Steakhouse restaurants. Mr. Risley joined Lone Star Steakhouse & Saloon, Inc. in 1998 as the General Manager of the Sullivan's Steakhouse restaurant in Dallas. Previously, Mr. Risley held various management positions with the Morton's chain of steakhouse restaurants, including General Manager of the Beverly Hills location, and with the original Spago restaurant as the General Manager.

Chris Rockwood has served as Regional General Manager of Sullivan's since October 2005. From November 2000 to October 2005, Mr. Rockwood served as the General Manager of the Tucson, Arizona Sullivan's Steakhouse restaurant. Mr. Rockwood became a manager for Sullivan's Steakhouse restaurants in 1998 in Wilmington, Delaware. Before joining Sullivan's, Mr. Rockwood began his management career with East Side Mario's Italian Restaurant and owned and operated his own cigar company until he joined Sullivan's.

Board of Directors

Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. The members of each class serve for a three-year term. As a result, approximately one-third of our board of directors will be elected each year.                           and                            will be class I directors, up for election in 2008,                            ,                            and                            will be class II directors, up for election in 2009,

and                           ,                            and                            will be class III directors, up for election in 2010.

Before the completion of this offering, our board of directors will establish an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which will operate pursuant to a charter that will be adopted by our board of directors. Upon the closing of this offering, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, NASDAQ and the Securities and Exchange Commission rules and regulations. We intend to avail ourselves of the "controlled company" exception under the NASDAQ rules which eliminates certain requirements, such as the requirements that a company have a majority of independent directors on its board of directors, that compensation of the executive officers be determined, or recommended to the board of directors for determination, by a majority of the independent directors or a compensation committee comprised solely of independent directors, and that director nominees be selected, or recommended for the board of directors' selection, by a majority of the independent directors or a nominations committee comprised solely of independent directors.

Audit Committee.    The primary responsibilities of our audit committee will be to oversee the accounting and financial reporting processes of our company as well as our affiliated and subsidiary companies, and to oversee the internal and external audit processes. The audit committee will also assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial information which is provided to stockholders and others, and the system of internal controls which management and the board of directors have established. The audit committee will oversee the independent auditors, including their independence and objectivity. However, the committee members will not be acting as professional accountants or auditors, and their functions are not intended to duplicate or substitute for the activities of management and the independent auditors. The audit committee will be empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist the audit committee in fulfilling its responsibilities, and to approve the fees and other retention terms of the advisors.

The audit committee will be comprised of three members,             ,             , and             , each of whom will be elected by the board of directors. Our board of directors has determined that             is independent, as defined under and required by the federal securities laws and the rules of the NASDAQ. Our board of directors has determined that              qualifies as an audit committee financial expert under the federal securities laws and that each member of the audit committee has the financial sophistication required under the rules of the NASDAQ Global Market.

Compensation Committee.    The primary responsibilities of our compensation committee will be to periodically review and approve the compensation and other benefits for our employees, officers and independent directors, including reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers in light of those goals and objectives, and setting compensation for these officers based on those evaluations. Our compensation committee will also administer and have discretionary authority over the issuance of stock awards under our stock compensation plans.

The compensation committee may delegate authority to review and approve the compensation of our employees to certain of our executive officers, including with respect to awards made under our equity incentive plan. Even where the compensation committee does not delegate authority, our executive officers will typically make recommendations to the compensation committee regarding compensation to be paid to our employees and the size of stock option, restricted stock or SAR grants.

The compensation committee will be comprised of             members,             ,              and             . The board has determined that             is independent under NASDAQ rules.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will oversee all aspects of our corporate governance functions. The committee will make recommendations to our board of directors regarding director candidates and assist our board of directors in determining the composition of our board of directors and its committees. The members of our nominating and corporate governance committee will be             ,              and             , of whom              is independent under NASDAQ rules.

Code of Conduct and Ethics

Our board of directors will adopt a code of conduct and ethics that establishes the standards of ethical conduct applicable to all directors, officers and employees of our company. The code will address, among other things, conflicts of interest, compliance with disclosure controls and procedures and internal control over financial reporting, corporate opportunities and confidentiality requirements. The audit committee will be responsible for applying and interpreting our code of conduct and ethics in situations where questions are presented to it.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee will be comprised of              ,              and             . None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors during 2006. For a description of the transactions between us and members of the Compensation Committee, and entities affiliated with such members, see the transactions described under the section entitled "Certain Relationships and Related Transactions."

Management Compensation

After this offering, we expect to continue to compensate our management on a basis substantially similar to immediately prior to this offering, except that, in light of our proposed status as a public company, our equity-based incentive programs will be different than those utilized by Lone Star Fund.

Equity-Based Arrangements.    In connection with this offering, we intend to adopt our equity incentive plan for directors, executives and other employees. The equity incentive plan will be designed to promote our interests by providing eligible persons with the opportunity to share in appreciation of our stock resulting from our performance. We have reserved             shares of our common stock for issuance under the equity incentive plan.

Incentive-Based Arrangements.    From time to time, we anticipate adopting incentive-based cash arrangements to compensate our management and other employees. We do not currently have an outstanding plan for cash-based awards or bonuses for our executive officers.

Director Compensation

We have never paid any compensation to our directors for their services as directors. However, we intend to pay director compensation following the completion of this offering, but we have not yet determined the director compensation. The compensation of Mark S. Mednansky, our Chief Executive Officer and a director, is discussed under "Executive Compensation" below.

Executive Compensation

Compensation Discussion and Analysis

Introduction.    Both prior to and following the acquisition of Lone Star Steakhouse & Saloon by Lone Star Fund, our executive compensation plans were and are designed to attract and retain talented individuals and to link the compensation of those individuals to our performance. Following the acquisition, the compensation of our Chief Executive Officer and Chief Financial Officer was determined by Lone Star Fund. Lone Star Steakhouse & Saloon determined the compensation of the remainder of our key employees, including establishing certain incentives for the key employees to ensure retention of these individuals throughout the process leading up to the sale of Lone Star Steakhouse & Saloon to Lone Star Fund.

Following the acquisition of Lone Star Steakhouse & Saloon by Lone Star Fund, we adjusted the compensation of our executives and key employees to reflect our status as a newly-independent company. Specifically, we entered into the equity arrangements described below, entered into severance arrangements and maintained the employment agreements Mark S. Mednansky, our Chief Executive Officer, and Jon W. Howie, our Chief Financial Officer, entered into with Lone Star Steakhouse & Saloon reflecting the basic terms of their employment. These employment and severance agreements were terminated in connection with this offering.

Compensation of Our Named Executive Officers.    Our named executive officers for fiscal 2006 are Mr. Mednansky, our Chief Executive Officer, and Mr. Howie, our Chief Financial Officer.

Executive Compensation Objectives and Philosophy.    As a privately-held company that is part of Lone Star Fund's private equity portfolio, Lone Star Fund's and our primary executive compensation objective is to attract and retain top talent from within the highly competitive global marketplace so as to maximize stockholder value. We seek to recruit and retain individuals who have demonstrated a high level of expertise and who are market leaders in the restaurant industry. We believe that the cash and other compensation paid to our executives is competitive in the marketplace.

We anticipate that our compensation program will be composed of four principal components:

  •
  salary;

  •
  annual incentive compensation (bonus awards);

  •
  long-term incentive compensation (in the form of stock options, restricted equity or restricted cash awards); and

  •
  other limited perquisites and benefits.

We anticipate that our strategy will use cash compensation and perquisites to attract and retain talent and variable cash and long-term incentives to ensure a performance-based delivery of pay that aligns, as much as possible, our named executive officers' rewards with stockholders' interests and takes into account competitive factors and the need to attract talented individuals. After the completion of this offering, our compensation committee will review our compensation program and may alter or adjust some or all of its components.

Other Considerations.    We also consider individual circumstances related to each executive's retention.

Salary.    Base salaries for named executive officers reflect each executive's level of experience, responsibilities and expected future contributions to our success, as well as market competitiveness.

The base salaries currently in effect for Messrs. Mednansky and Howie have increased from the base salaries set forth in their employment agreements and were established by Lone Star Steakhouse & Saloon prior to its acquisition by Lone Star Fund, and by Lone Star Fund after the acquisition. We expect that our compensation committee will review base salaries on an annual basis or at such time as responsibilities change, and we expect that our compensation committee will consider factors such as individual and company performance, base salaries of executives at similarly situated companies and the competitive environment in our industry in determining whether salary adjustments are warranted.

Bonuses.    We pay two different types of bonuses:

Discretionary Bonus.    In 2006, Lone Star Steakhouse & Saloon awarded discretionary signing, retention and sale bonuses. These bonuses related primarily to Lone Star Steakhouse & Saloon's particular circumstances in 2006 prior to its acquisition by Lone Star Fund. We may elect to pay additional discretionary bonuses from time to time in the future.

Annual Incentive Compensation (Bonus).    We expect to develop a cash bonus program to align executives' goals with our earnings growth objectives for the applicable year. We expect the target payments for our named executive officers to be specified in annual performance targets set by the compensation committee. We expect our compensation committee to design a bonus plan to provide our executive officers incentives for business performance, reward contributions towards goals consistent with our business strategy and enable us to attract and retain highly qualified executive officers and key employees. We expect the compensation committee to design the bonus plan to focus our management on achieving key corporate financial objectives, to motivate certain desirable individual behaviors and to reward substantial achievement of our key company financial objectives as well as individual goals.

Long-Term Incentive Compensation.    The principal goal of Lone Star Fund's long-term incentive plans has been to align the interests of executives and stockholders. We intend to adopt our own equity incentive plan in connection with this offering.

Option Awards.    We do not currently utilize options as part of our executive compensation program, but we intend to do so in connection with the equity incentive plan we will adopt in connection with our initial public offering.

Stock Partnership.    Lone Star Fund provided long-term incentives to certain of our officers through its granting of equity incentive awards in the form of Class B Interests and Class C Interests of our parent company, LSF5 Wagon Holdings, LLC, prior to our reorganization.

The C Interests were interests that were tied to both continuing employment and the achievement of performance targets and were designed to enable the named executive officers to participate in our future growth after the date the interests were granted.

Class C Interests were to vest 7.5% annually over five years if the holder was employed on December 31 of the year, and 12.5% annually over five years if performance targets were achieved by December 31 of the year; however, the Interests subject to vesting upon achievement of performance targets were to be forfeited and not eligible to vest at a later date if the performance targets for the year were not achieved. Upon a change of control, as defined, while the executive is employed, all unvested Class C Interests that had not been forfeited were to vest in full. Giving effect to the conversion of the Interests to common stock in connection with our corporate reorganization, all of these Interests will terminate, and the named executive officers will receive:

Name and Principal Position	Value of Restricted Stock Awards	Shares of Common Stock
Mark S. Mednansky Chief Executive Officer	$
Jon W. Howie Chief Financial Officer	$

Nonqualified Deferred Compensation Plan.    We have a nonqualified deferred compensation plan under which a select group of highly compensated or management employees (employees who are at the level of district manager or above) elect to defer a portion of their annual compensation. The benefits under the deferred plan are unfunded and evidenced by an account entry credited with the amount deferred each year plus earnings. However, all contributions by the employee and matching contributions by us are contributable to a grantor trust, which is invested in certain insurance policies. These assets, although not a requirement of the plan, are segregated to pay benefits to the nonqualified deferred plan participants. Each year, deferred plan participants elect a percentage of pay they wish to defer for the following year. Additionally, we make a matching contribution of 50% of a participant's deferrals pursuant to the provisions of the deferred plan, up to 20% of a participant's annual pay contributed to the deferred plan. This matching contribution is also credited to a participant's account under the deferred plan. Participants may, consistent with applicable procedures, allocate the amount of deferral and company contributions credited to their account to or between investment alternatives offered by the deferred plan. Generally, a participant's account balance will be paid, in cash, upon death, termination of employment, upon retirement or on a fixed date of distribution, subject to certain limitations. In addition, and in the sole discretion of the plan administration committee, a participant may receive a distribution of all or a portion of his or her account balance in the event of an unforeseen emergency. Our matching contributions vest at a rate of 25% per year over four years. All executive officers who participate in the deferred plan have been employed by us for more than four years.

All Other Compensation

We have a limited program granting perquisites and other benefits to certain of our executive officers, including, without limitation, a company car, parking and country club memberships.

2007 Equity and Incentive Plan

General.    Lone Star Fund, as our sole shareholder, will approve our 2007 Omnibus Stock and Incentive Plan. Our equity incentive plan will provide for the grant of cash or equity-based awards, including restricted stock, restricted stock units, stock options and stock appreciation rights to our directors, officers and other employees and consultants who are selected by our compensation committee for participation in our equity incentive plan. The material terms of our equity incentive plan are summarized below. The summary is not intended to be a complete description of the terms of our equity incentive plan.

Administration.    Our equity incentive plan will be administered by our compensation committee, which will have the authority, among other things, to determine who will be granted awards and the terms and conditions of the awards. The compensation committee will also be authorized to determine to what extent an award may be settled, deferred, forfeited or accelerated, to interpret our equity incentive plan and any awards granted thereunder and to make all other determinations necessary or advisable for the administration of our equity incentive plan. Where the vesting or payment of an award under our equity incentive plan is subject to the attainment of performance goals, the compensation committee will be responsible for certifying that the performance goals have been attained. The compensation committee may not take any action that would lower the exercise, base or purchase price of any option or stock appreciation right granted under our plan, taken any action which materially improves the terms and conditions of any option or stock appreciation right, or grant an award whose exercise is conditioned, directly or indirectly, on the surrender of or failure to exercise an option or stock appreciation right.

Our equity incentive plan places limits on the maximum amount of awards that may be granted to any participant in any plan year. Under our equity incentive plan, no participant may receive awards of stock options and stock appreciation rights that cover in the aggregate more than             shares in any plan year. Additionally, no participant may receive awards of restricted stock, restricted stock units, deferred stock units, and other stock-based awards that cover in the aggregate more than             shares in any plan year. The maximum number of shares that may be covered by "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code may not exceed             shares. Shares issued under our equity incentive plan may be authorized but unissued shares or treasury shares.

If any shares subject to an award granted under our equity incentive plan are cancelled or if an award terminates or expires without a distribution of shares, or if shares of stock are surrendered or withheld as payment of either the exercise price of an award or withholding taxes in respect of an award, those shares of common stock will again be available for awards under our equity incentive plan. In the event that the compensation committee determines that any corporate event, such as a stock split, reorganization, merger, consolidation, repurchase or share exchange, affects our common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of plan participants, then the compensation committee will make those adjustments as it deems necessary or appropriate to any or all of:

  •
  the exercise price or purchase price of any outstanding award; and

  •
  the maximum number of shares that can be issued to any one participant in any one year.

The compensation committee will determine all of the terms and conditions of equity-based awards under our equity incentive plan, including whether the vesting or payment of an award will be subject to the attainment of performance goals. The performance goals that may be applicable to the equity incentive program under our equity incentive plan are discussed below under "— Performance Goals."

Performance Goals.    Equity incentive programs may be based on attainment of performance goals to be determined by the compensation committee at its discretion. The compensation committee may base performance goals on one or more of the following criteria, determined in accordance with generally accepted accounting principles, where applicable:

  •
  earnings per share;

  •
  return on average common equity;

  •
  pre-tax income;

  •
  earnings before deductions for interest, taxes, depreciation and amortization of non-cash items;

  •
  pre-tax operating income;

  •
  net operating income;

  •
  net revenue;

  •
  net income;

  •
  cash earnings per share;

  •
  book value per share;

  •
  net asset values;

  •
  overall or specific cost reductions;

  •
  site acquisitions; and

  •
  facility acquisitions.

The performance goals may be expressed in terms of attaining a specified level of the particular criterion or an increase or decrease in the particular criterion, and may be applied to Del Frisco's Restaurant Group or one of our subsidiaries or divisions or business units or a combination thereof, or may be applied to the performance of Del Frisco's Restaurant Group relative to one or more peer companies, all as determined by the compensation committee. The compensation committee will have the authority to make equitable adjustments to the performance goals in recognition of unusual or non-recurring events or to account for extraordinary or unusual events.

With respect to participants who are covered employees within the meaning of Section 162(m) of the Internal Revenue Code, no payment may be made under the equity incentive programs prior to certification by the compensation committee that the applicable performance goals have been attained.

Stock Options and Stock Appreciation Rights.    The terms and conditions of stock options and stock appreciation rights granted under our equity incentive plan will be determined by our compensation committee and set forth in an award agreement. Stock options granted under our equity incentive plan may be incentive stock options or nonqualified stock options. A stock appreciation right confers on the participant the right to receive an amount, in cash or shares of our common stock, equal to the excess of the fair market value of a share of our common stock on the date of exercise over the exercise price of the stock appreciation right, and may be granted alone or in tandem with another award. The exercise price of a stock option or stock appreciation right granted under our equity incentive plan will not be less than the fair market value of our common stock on the date of grant. The exercise price of a stock appreciation right granted in tandem with a stock option will be the same as the stock option to which the stock appreciation right relates. The vesting of a stock option or stock appreciation right will be subject to such conditions as the compensation committee may determine, which may include the attainment of performance goals.

Restricted Stock.    The terms and conditions of awards of restricted stock granted under our equity incentive plan will be determined by our compensation committee and set forth in an award agreement. A restricted stock award granted under our equity incentive plan will consist of shares of our common stock that may not be sold, assigned, transferred, pledged or otherwise encumbered, except as provided in the applicable award agreement or until such time as the restrictions applicable to the award lapse. Under our equity incentive plan, the compensation committee will have the authority to determine the participants to whom restricted stock will be granted and the terms and conditions of restricted stock awards, including whether the lapse of restrictions applicable to the award will be subject to the attainment of one or more performance goals. Certificates issued in respect of shares of restricted stock will be held by us until such time as the restrictions lapse, at which time we will deliver a certificate to the participant. Except as otherwise provided in the applicable award agreement, the recipient of an award of restricted stock will have all of the rights of a shareholder with respect to such stock, including voting rights and the right to dividends, if any, paid on such shares.

Restricted Stock Units.    A restricted stock unit is an award of a right to receive a share of our common stock. These awards will be subject to such restrictions on transferability and other restrictions, if any, as the compensation committee may impose at the date of grant or thereafter, which restrictions may lapse separately or in combination at such times, under such circumstances (including without limitation a specified period of employment or the satisfaction of preestablished performance goals), in such installments, or otherwise, as the compensation committee may determine.

Change in Control.    Our equity incentive plan will provide that, in the event of a change in control (as defined in our equity incentive plan), all awards, other than performance awards, will become fully exercisable and nonforfeitable, or the restricted period will terminate, and the compensation committee will have the right to cash out some or all outstanding nonqualified stock options, stock appreciation rights, and restricted stock on the basis of the change in control price (as defined in our equity incentive plan).

Term; Amendment.    No awards will be made under our equity incentive plan following the tenth anniversary of the date that our equity incentive plan becomes effective. Our board of directors may amend or terminate our equity incentive plan at any time, provided that the amendment or termination does not adversely affect any award that is then outstanding without the award holder's consent. Stockholder approval is required for any amendment that (i) increases the number of available shares or changes the class of eligible persons, (ii) permits the granting of awards beyond the 10-year maximum period, (iii) extends the termination date of the plan, (iv) increases the maximum number of shares awardable to any participant, or (v) if stockholder approval is required to comply with any applicable law, regulation or stock exchange rule.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our named executive officers during 2006:

Name and Principal Position	Year		Salary ($)	Bonus ($)	All Other Compensation ($)		Total ($)
Mark S. Mednansky Chief Executive Officer	2006	(1)	300,000	151,500	74,851	(2)	526,350
Jon W. Howie Chief Financial Officer	2006	(1)	230,000	70,500	54,942	(3)	355,442

(1)
All amounts disclosed in this table represent compensation paid to the named executive officers during 2006, which includes the period from December 28, 2005 through December 12, 2006 when we operated as subsidiaries of Lone Star Steakhouse & Saloon, and the period from December 13, 2006 through December 26, 2006 when we operated as a standalone company separate from the Casual Dining Companies.

(2)
Consists of deferred compensation employer contributions of $45,150, health and life insurance premiums of $8,263, parking payments of $600, car benefits of $11,480, use of company aircraft of $3,103 and country club membership dues of $6,255.

(3)
Consists of deferred compensation employer contributions of $30,050, health and life insurance premiums of $8,263, parking payments of $600 and car benefits of $16,029.

Nonqualified Deferred Compensation Plan

We have a nonqualified deferred compensation plan under which a select group of highly compensated or management employees (employees who are at the level of district manager or above) elect to defer a portion of their annual compensation. The benefits under the deferred plan are unfunded and evidenced by an account entry credited with the amount deferred each year plus earnings. However, all contributions by the employee and matching contributions by us are contributable to a grantor trust, which is invested in certain insurance policies. These assets, although not a requirement of the plan, are segregated to pay benefits to the nonqualified deferred plan participants. Each year, deferred plan participants elect a percentage of pay they wish to defer for the following year. Additionally, we make a matching contribution of 50% of a participant's deferrals pursuant to the provisions of the deferred plan, up to 20% of a participant's annual pay contributed to the deferred plan. This matching contribution is also credited to a participant's account under the deferred plan. Participants may, consistent with applicable procedures, allocate the amount of deferral and company contributions credited to their account to or between investment alternatives offered by the deferred plan. Generally, a participant's account balance will be paid, in cash, upon death, termination of employment, upon retirement or on a fixed date of distribution, subject to certain limitations. In addition, and in the sole discretion of the plan administration committee, a participant may receive a distribution of all or a portion of his or her account balance in the event of an unforeseen emergency. Our matching contributions vest at a rate of 25% per year over four years. All executive officers who participate in the deferred plan have been employed by us for more than four years.

The following table shows the deferred compensation activity for each named executive officer during 2006, which includes the period from December 28, 2005 through 2006 when we operated as subsidiaries of Lone Star Steakhouse & Saloon, and the period from December 13, 2006 through December 26, 2006 when we operated as a standalone company separate from the Casual Dining Companies.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)		Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/Distributions ($)	Aggregate Balance at Last FYE ($)
Mark S. Mednansky Chief Executive Officer	90,300	45,150	(1)	9,552	—	702,231
Jon W. Howie Chief Financial Officer	60,100	30,050	(2)	49,906	—	549,761

(1)
This amount is also reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" and "All Other Compensation" column of the Summary Compensation Table. See footnote 2 to the Summary Compensation Table.

(2)
This amount is also reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" and "All Other Compensation" column of the Summary Compensation Table. See footnote 3 to the Summary Compensation Table.

Indemnification of Officers and Directors

Del Frisco's Restaurant Group, Inc. will be a corporation organized under the laws of the State of Delaware. Section 145(a) of the Delaware General Corporation Law, or DGCL, authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which the action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses which the Court of Chancery or another court shall deem proper.

The DGCL also provides that indemnification under Section 145(d) can only be made upon a determination that indemnification of the present or former director, officer or employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 145(a) and (b). The determination shall be made, with respect to a person who is a director or officer at the time of the determination, (1) by a majority vote of directors who are not a party to the action at issue (even though less than a quorum), or (2) by a majority vote of a designated committee of these directors (even though less than a quorum), or (3) if there are no such directors, or these directors authorize, by the written opinion of independent legal counsel, or (4) by the stockholders.

Section 145(g) of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against the person and incurred by the person in this capacity, or arising out of the person's status providing services to the corporation, whether or not the corporation would have the power to indemnify the person against this liability under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide for eliminating or limiting the personal liability of one of its directors for any monetary damages related to a breach of fiduciary duty as a director, as long as the corporation does not eliminate or limit the liability of a director for acts or omissions which (1) were in bad faith, (2) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, (3) the director derived an improper personal benefit from (such as a financial profit or other advantage to which such director was not legally entitled) or (4) breached the director's duty of loyalty.

We will be party to indemnification agreements with each of our directors that will provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, based upon shares of our common stock outstanding as of              , 2007 and as adjusted to reflect the consummation of this offering, by:

  •
  each person who beneficially owns 5% or more of our outstanding stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our directors and executive officers as a group.

Unless otherwise indicated, the address for each person or entity named below is c/o Del Frisco's Restaurant Group, Inc., 224 East Douglas, Suite 700, Wichita, KS 67202.

Beneficial ownership is determined in accordance with the rules of the SEC. To our knowledge and subject to applicable community property laws, each of the holders of stock listed below has sole voting and investment power as to the stock owned unless otherwise noted. The table below includes the number of shares underlying options which are exercisable within 60 days from the date of this offering.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering Assuming No Exercise of Over- Allotment Option		Shares Beneficially Owned After this Offering Assuming Full Exercise of Over- Allotment Option
Name and Address of Beneficial Owner	Shares of Common Stock	Percentage of Total Outstanding Common Stock (%)	Shares of Common Stock	Percentage of Total Outstanding Common Stock (%)	Shares of Common Stock	Percentage of Total Outstanding Common Stock (%)
LSF5 COI Holdings, LLC(1)
Mark S. Mednansky
Jon W. Howie
Len W. Allen, Jr.
Leigh Rea
David M. West
Michael D. Thomson
Erin J. Koechel
Robert J. Stetson

*
Represents less than 1%.

(1)
LSF5 COI Holdings, LLC directly owns              shares of common stock. LSF5 COI Holdings, LLC, a Delaware limited liability company is controlled by Lone Star Fund V (U.S.) L.P., a Delaware limited partnership, which is controlled by its general partner, Lone Star Partners V, L.P., a Bermuda limited partnership, which is controlled by Lone Star Management Co. V, Ltd., a Bermuda exempted limited company, which is controlled by its sole owner John P. Grayken. The address for all of these persons, other than Lone Star Partners V, L.P. and Lone Star Management Co. V, Ltd., is 717 N. Harwood Street, Suite 2200, Dallas, Texas 75201. The address for Lone Star Partners V, L.P. and Lone Star Management Co. V, Ltd. is Washington Mall, Suite 304, Third Floor, 7 Reid Street, Hamilton HM11, Bermuda.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Corporate Reorganization

Prior to the consummation of this offering, Del Frisco's Restaurant Group, LLC will be converted into a Delaware corporation and renamed Del Frisco's Restaurant Group, Inc., and our immediate parent, LSF5 Wagon Holdings, LLC, will distribute the shares of our common stock held by it to its interest holders. Interests in LSF5 Wagon Holdings, LLC that were awarded to Mr. Mednansky and Mr. Howie pursuant to incentive arrangements established by the managing member of LSF5 Wagon Holdings, LLC, all of which are subject to time or performance vesting, will be settled and similarly exchanged for shares of common stock of Del Frisco's Restaurant Group, Inc.

In connection with this reorganization, a total of             shares of common stock will be distributed to existing holders of interests of LSFS Wagon Holdings, LLC. The number of shares which each class of interest holders of LSF5 Wagon Holdings, LLC will be entitled to receive will depend, in part, on the relative rights and preferences of each class of interests and on the value of LSF5 Wagon Holdings, LLC at the time of our initial public offering, which will be determined by reference to the initial public offering price of our shares of common stock.

Dissenters' Action and Reimbursement Agreement

In connection with the dissenters' action, prior to the consummation of this offering, Lone Star Fund will enter into a reimbursement agreement with us where it will agree to take over the defense of that action and reimburse us for any amounts owed to such former stockholders as a result of a settlement or judgment with respect to a determination of the fair value of the shares rendered in that action. Lone Star Fund, at its own expense, will have the ability to control and pursue the dissenters' action in its own discretion. If Lone Star Fund were unable or unwilling to reimburse us for any such amounts or fulfill its obligations under this reimbursement agreement, it could have an adverse impact to us.

Sale of Sullivan's in Branson, Missouri

Prior to the end of 2007, the Sullivan's Steakhouse in Branson, Missouri will be sold to one of the Casual Dining Companies. These assets, along with approximately $              million from the proceeds of this offering, will be used to repay the remaining $             owed under the promissory note payable from us to one of the Casual Dining Companies referred to below. The Causal Dining Company to which the assets are transferred will assume the obligations for the lease pursuant to which the restaurant currently occupies its space.

Note Payable to Casual Dining Company

We currently have indebtedness to one of the Casual Dining Companies that had outstanding principal amounts of $55.0 million as of December 26, 2006 and $42.2 million as of September 4, 2007. The largest principal amount outstanding during 2006 was $67.6 million and the largest principal amount outstanding during the 36 weeks ended September 4, 2007 was $55.0 million. We intend to use approximately $          million of the net proceeds of this offering to repay amounts outstanding under this note. This amount, plus the amount of assets to be transferred in connection with the sale of our Sullivan's in Branson, Missouri, will repay all of the amounts owed by us pursuant to this note. This note bears interest at 4.65% per annum and matures at December 31, 2014.

Lease Guarantees and Reimbursement Agreement

Prior to the acquisition of Lone Star Steakhouse & Saloon, Inc. by Lone Star Fund, Lone Star Steakhouse & Saloon guaranteed certain leases entered into by various operating subsidiaries of Lone Star Steakhouse & Saloon. These included leases entered into by certain of the Casual Dining Companies. The lease guarantees, including the lease guarantees of 27 leases entered into by the Casual Dining Companies, are still in effect. At December 26, 2006, the maximum potential amount of future payments we could be required to make as a result of the guarantees was $23.3 million.

Prior to the consummation of this offering, the parent companies of Casual Dining Companies and the applicable Casual Dining Company lessee will enter into reimbursement agreements with us where they will agree to reimburse us for any payments and expenses incurred by us resulting from the guarantees of the 27 Casual Dining Companies leases. The applicable Casual Dining Company lessee and the parent companies of the Casual Dining Company, will agree, unless otherwise prohibited, not to exercise any option to extend the terms of any of these leases unless the related lease guarantee would be terminated as a result of such extension. Neither Lone Star Steakhouse & Saloon nor us have incurred any costs or expenses related to the guarantees.

Relationship with Lone Star Fund and Its Affiliates

Upon completion of this offering, Lone Star Fund will own             % of our outstanding common stock (or             % if the underwriters' over-allotment option is exercised in full).

For as long as Lone Star Fund and its affiliates continue to beneficially own shares of common stock representing more than a majority of the voting power of our common stock, they will be able to direct the election of all of the members of our board of directors and could exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock and the payment of dividends. Similarly, Lone Star Fund will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in our control and could take other actions that might be favorable to them.

Lone Star Fund has advised us that its current intent is to continue to hold all of the common stock beneficially owned by it following this offering. However, Lone Star Fund is not subject to any contractual obligations to retain its controlling interest, except that it has agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters. Except for this brief period, there can be no assurance as to the period of time during which Lone Star Fund will maintain its beneficial ownership of our common stock following this offering. Following this brief period, Lone Star Fund will have rights to cause us to register its shares as described under "— Registration Rights Agreement" above.

Termination of Asset Advisory Agreement

In connection with Lone Star Fund's acquisition of Lone Star Steakhouse & Saloon, Inc., we entered into arrangements with an affiliate of Lone Star Fund to provide for the reimbursement by us to the affiliate for the costs of certain services provided to us by it. These services include accounting, cash management, financial analysis and other financial services, real estate management, legal services, various tax services and other services. In the 36-week period ended September 4, 2007, we paid this affiliate of Lone Star Fund approximately $0.4 million for these services. We have reimbursed this Lone Star Fund affiliate directly for these services.

Upon the consummation of this offering these arrangements to reimburse the affiliate of Lone Star Fund directly for these services will be terminated. These services will continue to be provided to us by the affiliate of Lone Star Fund after the consummation of this offering, but will be billed and paid through the shared services agreement described below. It is anticipated that our use of these services from this affiliate of Lone Star Fund will decline over time.

Terms of the Shared Services Agreement

The shared services provider has historically provided certain services to us as well as to all of the Casual Dining Companies, including accounting, cash management, financial analysis and other financial services, real estate management, construction services, travel, legal services, benefits administration services, various tax services, information technology services and other services. On December 13, 2006, we formalized these arrangements by entering into a shared services agreement with the shared services provider. The intention of this agreement is to continue this relationship between the shared services provider and us in a manner consistent with past practices. The shared services agreement has an initial term of 52 weeks with an automatic 52-week renewal term subject to early termination by either party with 60 days' written notice. The methods of billing for all services are determined by the type of service being provided and, in the aggregate, reasonably approximate expenses we might incur on a stand-alone basis. These methods currently include an accounting fee of $1,800 per restaurant per four-week accounting period plus a management fee equal to 19.5% of certain agreed upon expenses, as defined in the shared services agreement. We believe these expense billing methods are commercially reasonable. We currently estimate that we will pay $             to $              million under the shared services agreement in 2007. In connection with the termination of the asset advisory agreement referred to above, the shared services agreement will be amended to provide that services to be provided by the affiliate of Lone Star Fund will be provided by this affiliate through the shared services agreement.

Director Indemnification Agreements

Prior to the consummation of this offering, we will enter into indemnification agreements with each of our directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Registration Rights Agreement

Prior to the consummation of this offering, we will enter into a registration rights agreement with Lone Star Fund. The terms of the registration rights agreement will include provisions for demand registration rights and piggyback registration rights in favor of Lone Star Fund. Immediately following consummation of this offering,             shares of our common stock will be entitled to these registration rights. Shares registered with the SEC pursuant to these registrations rights will be eligible for sale in the public markets, subject to the lock-up agreements described in "Underwriting." See "Shares Eligible for Future Sale — Registration Rights Agreement."

Participation in Directed Share Program

At our request, the underwriters have reserved up to 5% of the shares of common stock being sold in this offering for sale to our employees, officers, directors, business associates, other persons associated with us at the initial public offering price through a directed share program. The number of shares available for sale to the general public in this offering will be reduced to the extent that these reserved shares are purchased by these persons. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

Review and Approval of Related Party Transactions

Following this offering, we will implement a written policy pursuant to which our board of directors will review and approve transactions with our directors, officers and holders of more than 5% of our voting securities and their affiliates (each, a related party). Prior to approving any transaction with a related party, our board of directors will consider the material facts as to the related party's relationship with the company or interest in the transaction. Following this offering, related party transactions will not be approved unless the nominating and corporate governance committee has approved of the transaction. We did not have a formal review and approval policy for related party transactions at the time of any transaction described in this "Certain Relationships and Related Transactions" section.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material provisions of our capital stock, as well as other material terms of our certificate of incorporation and bylaws, which we will adopt prior to the consummation of this offering, as they will be in effect as of the consummation of this offering. Copies of the forms of our certificate of incorporation and bylaws have been filed as exhibits to the registration statement of which this prospectus is a part.

General

Upon consummation of this offering, our authorized capital stock will consist of             shares of common stock, par value $             per share, and              shares of preferred stock, par value $             per share.

Common Stock

All outstanding shares of common stock are validly issued, fully paid and nonassessable, and the shares of common stock that will be issued on completion of this offering will be validly issued, fully paid and nonassessable.

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and our certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock will receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. It is our present intention not to pay dividends on our common stock for the foreseeable future. Our board of directors may, at its discretion, modify or repeal our dividend policy. Future dividends, if any, with respect to shares of our common stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors deems relevant. In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of or provision for any liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Preferred Stock

Our certificate of incorporation will provide that our board of directors has the authority, without further action by the stockholders, to issue up to             shares of preferred stock. Our board of directors will be able to issue preferred stock in one or more series and determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon our preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock. Issuances of preferred stock could adversely affect the voting power of holders of our common stock and reduce the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. Any issuance of preferred stock also could have the effect of decreasing the market price of our common stock and could delay, deter or prevent a change in control of our company. Our board of directors does not presently have any plans to issue shares of preferred stock.

Limitations on Directors' Liability

Our certificate of incorporation will provide for us to indemnify our directors to the fullest extent permitted by the DGCL. The DGCL permits a corporation to limit or eliminate a director's personal liability to the corporation or the holders of its capital stock for breach of fiduciary duty. This limitation is generally unavailable for acts or omissions by a director which (a) were in bad faith, (b) were the result of intentional misconduct or a knowing violation of law, (c) the director derived an improper personal benefit from (such as a financial profit or other advantage to which the director was not legally entitled) or (d) breached the director's duty of loyalty. The DGCL also prohibits limitations on director liability under Section 174 of the DGCL, which relates to certain unlawful dividend declarations and stock repurchases. The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We will obtain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers, and we intend to obtain greater coverage. We also intend to enter into indemnification agreements with our directors and executive officers.

Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law That May Have an Anti-Takeover Effect

Provisions of the DGCL and our certificate of incorporation and bylaws, which we will adopt prior to the completion of this offering, could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute.    We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

No Cumulative Voting.    The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation will not provide for cumulative voting.

Classified Board of Directors.    Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. The members of each class serve for a three-year term. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our certificate of incorporation and the bylaws will provide that the number of directors will be fixed from time to time pursuant to a resolution adopted by the board of directors, but must consist of not less than three or more than thirteen directors.

Removal of Directors.    Our certificate of incorporation and bylaws will provide that (i) prior to the date on which Lone Star and its affiliates cease to beneficially own, in aggregate, at least a majority of the voting power of all outstanding shares entitled to vote generally in the election of directors, directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class and (ii) on and after the date Lone Star and its affiliates cease to beneficially own, in aggregate, at least a majority of the voting power of all outstanding shares entitled to vote generally in the election of directors, directors may be removed only for cause and only upon the affirmative vote of holders of at least 66 2/3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our certificate of incorporation will also provide that any newly created directorships and any vacancies on our board of directors will be filled only by the affirmative vote of the majority of remaining directors; provided that so long as affiliates of Lone Star own at least 25% of the total voting power of our capital stock, the positions can only be filled by our stockholders.

Stockholder Action by Written Consent.    The DGCL permits stockholder action by written consent unless otherwise provided by the certificate of incorporation. Our certificate of incorporation will preclude stockholder action by written consent after the date on which Lone Star and its affiliates ceases to beneficially own, in the aggregate, at least a majority of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors.

Limitations on Liability and Indemnification of Officers and Directors.    The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties as directors. Our organizational documents include provisions that eliminate, to the extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our organizational documents will also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors' and officers' insurance for our directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought. Please see "Business — Legal Proceedings" for a description of litigation involving certain former directors and officers of Lone Star Steakhouse & Saloon, Inc. for which indemnification may be sought.

Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Supermajority Provisions.    The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless either a corporation's certificate of incorporation or bylaws require a greater percentage. Our certificate of incorporation and bylaws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal our bylaws and specified charter provisions, and the affirmative vote of holders of at least 66 2/3% of our common stock will be required to amend, alter, change or repeal provisions of our certificate of incorporation related to corporate opportunities and transactions with Lone Star Fund. See "— Corporate Opportunities and Transactions with Lone Star Fund." This requirement of a super-majority vote to approve amendments to our certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Corporate Opportunities and Transactions with Lone Star Fund

In recognition that principals, members, directors, managers, partners, stockholders, officers, employees and other representatives of Lone Star Fund and its affiliates and affiliated investment funds, referred to as the Lone Star entities, may serve as our directors or officers, and that the Lone Star entities may engage in similar activities or lines of business that we do, our certificate of incorporation provides for the allocation of certain corporate opportunities between us and the Lone Star entities. Specifically, none of the Lone Star entities or any principal, member, director, manager, partner, stockholder, officer, employee or other representative of the Lone Star entities has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any Lone Star entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in the corporate opportunity, and the Lone Star entity will not have any duty to communicate or offer the corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if a director or officer of our company who is also a principal, member, director, manager, partner, stockholder, officer, employee or other representative of any Lone Star entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and a Lone Star entity, we will not have any expectancy in the corporate opportunity unless the corporate opportunity is expressly offered to the person solely in his or her capacity as a director or officer of our company.

In recognition that we may engage in material business transactions with the Lone Star entities, from which we are expected to benefit, our certificate of incorporation will provide that any of our directors or officers who are also principals, members, directors, managers, partners, stockholders, officers, employees and other representatives of any Lone Star entity will have fully satisfied and fulfilled his or her fiduciary duty to us and our stockholders with respect to such transaction, if:

  •
  the transaction was approved, after being made aware of the material facts of the relationship between each of Del Frisco's Restaurant Group, Inc. or a subsidiary thereof and the Lone Star entity and the material terms and facts of the transaction, by (1) an affirmative vote of a majority of the members of our board of directors who do not have a material financial interest in the transaction, known as disinterested persons, or (2) an affirmative vote of a majority of the members of a committee of our board of directors consisting of members who are disinterested persons; or

  •
  the transaction was fair to us at the time we entered into the transaction; or

  •
  the transaction was approved by an affirmative vote of the holders of a majority of shares of our common stock entitled to vote, excluding the Lone Star entities and any holder who has a material financial interest in the transaction.

By becoming a stockholder in our company, you will be deemed to have received notice of and consented to these provisions of our certificate of incorporation. Any amendment to the foregoing provisions of our certificate of incorporation requires the affirmative vote of at least 66 2/3% of the voting power of all shares of our common stock then outstanding.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is                           .

Listing

We intend to apply for listing of our common stock on the NASDAQ Global Market under the symbol "FINE." This application has not been approved. There is no guarantee that the NASDAQ Global Market will accept our application and no guarantee that our common stock will be listed.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Immediately following the consummation of the offering, based on shares outstanding as of                            , 2007, we will have an aggregate of             shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. If the underwriters exercise their over-allotment option in full, assuming no exercise of outstanding options, we will have an aggregate of             shares of common stock outstanding. All of the shares that we sell in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144, which is summarized below. The remaining shares of our common stock that are outstanding after this offering will be restricted shares under the terms of the Securities Act. Approximately             of these shares will be subject to lock-up agreements as described in "Underwriting." Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701, promulgated under the Securities Act, which rules are summarized below.

Sales of Restricted Securities

Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration including under Rule 144 or 701 promulgated under the Securities Act, each of which is summarized below.

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell a specified number of shares within any three-month period. That number of shares cannot exceed the greater of one percent of the number of shares of common stock then outstanding, which will equal approximately             shares immediately after this offering, or the average weekly trading volume of our common stock on the NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 reporting the sale. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 also provides that our affiliates who are selling shares of our common stock that are not restricted shares must comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Proposed Amendments to Rule 144

The SEC has recently proposed a number of amendments to Rule 144 which, if adopted, would generally shorten from one year to six months the holding period for restricted securities and substantially reduce the restrictions (including the volume limitations) on the resale of securities by non-affiliates. These amendments would also shorten the Rule 144(k) holding period to one year. To the extent these proposed amendments are adopted by the SEC in the near future, shares of our common stock would be available for sale in the public market earlier than as currently permitted, which could adversely affect the market price of our common stock.

Rule 701 provides that the shares of common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our equity incentive plan may be resold by persons, other than our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner of sale provisions of Rule 144, and by our affiliates under Rule 144, without compliance with its one-year minimum holding period. As of the date of this prospectus, no options to purchase shares of our common stock were outstanding.

As a result of lock-up agreements described in "Underwriting" and the provisions of Rules 144 and 701,             additional shares will be available for sale in the public market upon the expiration or, if earlier, the waiver of the lock-up period provided for in the lock-up agreements, subject, in some cases, to volume limitations.

Additional Registration Statements

We intend to file one or more registration statements under the Securities Act after this offering to register up to             shares of our common stock issued or reserved for issuance under our equity incentive plans. These registration statements will become effective upon filing, and shares covered by these registration statements will be eligible for sale in the public market immediately after the effective dates of these registration statements, subject to any limitations on exercise under our equity incentive plan, the lock-up agreements described in "Underwriting" and Rule 144 limitations applicable to affiliates.

Registration Rights Agreement

Prior to the consummation of this offering, we will enter into a registration rights agreement with Lone Star Fund. The terms of the registration rights agreement will include provisions for demand registration rights and piggyback registration rights in favor of Lone Star Fund. Immediately following consummation of this offering,             shares of our common stock will be entitled to these registration rights. Shares registered with the SEC pursuant to these registrations rights will be eligible for sale in the public markets upon effectiveness of the registration statement covering those shares, subject to the lock-up agreements described in "Underwriting." By exercising its registration rights and causing a large number of shares to be registered and sold in the public market, Lone Star Fund could cause the price of the common stock to fall. In addition, any demand to include these shares in our registration statements could have a material adverse effect on our ability to raise needed capital.

Demand Registration Rights.    Subject to the terms of the registration rights agreement, Lone Star Fund, the holder of             shares of our common stock, will have the right to require that we register its shares under the Securities Act for sale to the public. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with the exercise of these demand registration rights.

Piggyback Registration Rights.    Lone Star Fund, the holder of             shares of our common stock, will have piggyback registration rights under the terms of the registration rights agreement. The registration rights agreement will provide that Lone Star Fund has the right to include its shares in any registration that we effect under the Securities Act, other than a registration effected pursuant to an exercise of demand registration rights, subject to specified exceptions. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with these piggyback registration rights.

Effects of Sales of Shares

No predictions can be made as to the effect, if any, that sales of shares of our common stock from time to time, or the availability of shares of our common stock for future sale, may have on the market price for shares of our common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital through an offering of equity securities.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income and estate tax consequences of the acquisition, ownership, and disposition of our common stock purchased pursuant to this offering by a beneficial owner that, for U.S. federal income tax purposes, is a non-U.S. holder. As used in this prospectus, the term "non-U.S. holder" means a person that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (including any entity treated as a corporation for U.S. tax purposes) created or organized in the United States or under the laws of the United States or any state thereof (including the District of Columbia);

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that was in existence on August 20, 1996 and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

An individual who is not a citizen of the United States may, subject to certain restrictions, be deemed to be a resident of the United States by reason of being present in the United States for at least 31 days in the calendar year and an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediate preceding calendar year and one-sixth of the days present in the second preceding calendar year). Residents are taxed for U.S. federal income tax purposes in the same manner as U.S. citizens.

This discussion assumes that you will hold our common stock issued pursuant to this offering as a capital asset within the meaning of the Internal Revenue Code of 1986, as amended, or the Code (i.e., generally, property held for investment). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular non-U.S. holder in light of the holder's individual investment or tax circumstances, or to non-U.S. holders that are subject to special tax rules. In addition, this description of U.S. tax consequences does not address:

  •
  U.S. state and local or non-U.S. tax consequences;

  •
  U.S. federal gift tax consequences;

  •
  specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position;

  •
  the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

  •
  special tax rules that may apply to some non-U.S. holders, including without limitation, banks, insurance companies, financial institutions, hybrid entities, broker-dealers, tax-exempt entities, or U.S. expatriates; or

  •
  special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a straddle, hedge or conversion transaction or other integrated investment.

If a partnership is a beneficial owner of our common stock, the treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner of our common stock that is a partnership and partners in such a partnership should consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning, and disposing of our common stock.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service, or IRS, and other applicable authorities, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. Furthermore, this discussion does not include any discussion of any state, local or foreign tax considerations.

We urge you to consult your tax advisor regarding the U.S. federal tax consequences of acquiring, owning or disposing our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction or under any applicable tax treaty.

Dividends

As described under "Dividend Policy" above, we do not anticipate paying cash dividends on our common stock in the foreseeable future. However, if cash distributions are paid to non-U.S. holders on shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder's adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under "—Gain on Sale, Exchange or other Taxable Disposition of Common Stock" below.

Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder's conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the requirements for and manner of claiming the benefits of such treaty (including, without limitation, the need to obtain a U.S. taxpayer identification number).

If the non-U.S. holder is engaged in a trade or business in the United States, either directly or through an entity treated as a partnership for U.S. tax purposes, and the dividends are effectively connected with the conduct of such trade or business, and, if provided in an applicable income tax treaty, are dividends attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, then the dividends are not subject to the U.S. withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates and in a manner applicable to U.S. persons. Certain certification and disclosure requirements must be complied with for effectively connected income or income attributable to a permanent establishment to be exempt from withholding. Any effectively connected dividends or dividends attributable to a permanent establishment received by a non-U.S. holder that is treated as a foreign corporation for U.S. tax purposes may be subject to an additional "branch profits tax" at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

To claim the benefit of a tax treaty or an exemption from withholding because dividends are effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or IRS Form W-8ECI for effectively connected income, before the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund along with the required information. However,

  •
  in the case of common stock held by a foreign partnership, the certification requirement generally will be applied to the partners of the partnership and the partnership will be required to provide certain information;

  •
  in the case of common stock held by a foreign trust, the certification requirement generally will be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in the U.S. Treasury regulations; and

  •
  look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under U.S. tax law and the certification requirements applicable to it.

Gain on Sale, Exchange or Other Taxable Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange or other taxable disposition of our common stock unless any one of the following applies:

  1.
  The non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other taxable disposition and certain other requirements are met;

  2.
  The gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States, directly or through an entity treated as a partnership for U.S. tax purposes and, if an applicable tax treaty requires, attributable to a U.S. permanent establishment or fixed base of such non-U.S. holder; or

  3.
  We are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder's holding period, if shorter) a "United States real property holding corporation", within the meaning of Section 897(c)(2) of the Code, unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, during the relevant period (the "5% exception"). Generally, a United States corporation is treated as a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we have not been and are not currently a United States real property holding corporation, and we do not expect to become a United

    States real property holding corporation. However, no assurances can be made in this regard. Furthermore, no assurances can be provided that our stock will be considered to be regularly traded on an established securities market for purposes of Section 897 of the Code.

Non-U.S. holders described in clause (1) above are taxed on their gains (including gains from sales of our common stock and net of applicable U.S. losses from sales or exchanges of other capital assets incurred during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty (which may be offset by U.S. source capital losses of the non-U.S. holder, if any). Non-U.S. holders described in clause (2) or (3) above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates and in a manner applicable to U.S. persons, unless an applicable income tax treaty provides otherwise. If a non-U.S. holder described in clause (2) or (3) is a corporation, it may be subject to the additional branch profits tax at a rate equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. In addition, if we are determined to be a United States real property holding corporation and the 5% exception does not apply, then a purchaser may be required to withhold 10% of the proceeds payable to a non-U.S. holder from a sale or other taxable disposition of our common stock.

U.S. Federal Estate Taxes

Our common stock beneficially owned or treated as beneficially owned by an individual who at the time of death is a non-U.S. holder, and certain lifetime transfers of an interest in common stock made by such an individual, will be included in his or her gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax. Estates of non-resident alien individuals are generally allowed a statutory credit that has the effect of offsetting the U.S. federal estate tax imposed on the first $60,000 of the taxable estate.

Information Reporting and Backup Withholding

Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate (currently 28%).

A non-U.S. holder is required to certify its non-U.S. status under penalties of perjury or otherwise establish an exemption in order to avoid information reporting and backup withholding on disposition proceeds where the transaction is effected by or through a U.S. office of a broker.

U.S. information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of common stock where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, information reporting requirements, but not backup withholding, generally will apply to such a payment if the broker is (i) a U.S. person; (ii) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States; (iii) a controlled foreign corporation as defined in the Code; or (iv) a foreign partnership with certain U.S. connections, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Amounts that we withhold under the backup withholding rules may be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current U.S. Treasury regulations.

The foregoing discussion is only a summary of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of our common stock, including the effect of any U.S., state, local, non-U.S. or other tax laws and any applicable income or estate tax treaty.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. Piper Jaffray & Co. is acting as sole book-running manager for this offering. The underwriters are committed to purchase, from us and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Underwriters	Number of Shares
Piper Jaffray & Co.

Total

The underwriters have advised us that they propose to offer the shares to the public at $             per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $             per share. The underwriters may allow and the dealers may re-allow a concession of not more than $             per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

At our request, the underwriters have reserved a number of shares that will not exceed 5% of the shares of common stock to be sold in this offering for sale at the initial public offering price exclusively to directors, employees and persons having business relationships with or otherwise related to us. The number of shares of common stock available for sale to the general public will be reduced to the extent that such individuals purchase all or a portion of these reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the shares of common stock offered hereby.

We granted the underwriters an option to purchase up to an additional             shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

We estimate that the total fees and expenses payable by us, excluding underwriting discounts, will be approximately $     million. The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have informed us that neither they, nor any other underwriter participating in the distribution of the offering, will make sales of the common stock offered by this prospectus to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

All of our directors and executive officers and the holders of all of our outstanding shares and stock options are subject to lock-up agreements that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to common stock, option or warrant for a period of at least 180 days following the date of this prospectus without the prior written consent of Piper Jaffray. The agreements provide exceptions for (1) sales to underwriters pursuant to the purchase agreement, (2) our sales in connection with the exercise of options granted and the granting of options to purchase up to an additional shares under the our existing stock option plans and (3) certain other exceptions.

In addition, we are subject to a lock-up agreement that prohibits us from offering for sale, selling, contracting to sell, granting any option for the sale of, pledging, transferring, establishing an open put equivalent position or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to such common stock, option or warrant for a period of at least 180 days following the date of this prospectus without the prior written consent of Piper Jaffray, subject to certain specified exceptions.

The 180-day lock-up period in all of the lock-up agreements is subject to extension if (i) during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16 day period beginning on the last day of the lock-up period, in which case the restrictions imposed in these lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Piper Jaffray & Co. waives the extension in writing.

Prior to the offering, there has been no established trading market for our common stock. The initial public offering price for the shares of common stock offered by this prospectus will be negotiated by us and the underwriters. The factors to be considered in determining the initial public offering price include:

  •
  the history of and the prospects for the industry in which we compete;

  •
  our past and present operations;

  •
  our historical results of operations;

  •
  our prospects for future earnings;

  •
  the recent market prices of securities of generally comparable companies; and

  •
  the general condition of the securities markets at the time of the offering and other relevant factors.

The initial public offering price of our common stock may not correspond to the price at which the common stock will trade in the public market subsequent to this offering, and an active public market for the common stock may never develop or, if it does develop, may not continue after this offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we have sold to them. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resale of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Some underwriters and selling group members may also engage in passive market making transactions in our common stock. Passive market making consists of displaying bids on the NASDAQ Global Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with us and our affiliates.

Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers shares or has in its possession or distributes this prospectus or any other material relating to the shares.

Notice to Prospective Investors

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a relevant member state), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, or the relevant implementation date, it has not made and will not make an offer of shares of our common stock to the public in this offering in that relevant member state prior to the publication of a prospectus in relation to such shares which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive. However, with effect from and including the relevant implementation date, it may make an offer of shares of our common stock to the public in that relevant member state at any time:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or

  •
  in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a relevant member state and each person who initially acquires any share or to whom any offer is made under this offering will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of shares of our common stock to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe such shares, as may be varied in that relevant member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/ EC and includes any relevant implementing measure in each relevant member state.

Federal Republic of Germany

The shares have not been and will not be offered to the public within the meaning of the German Sales Prospectus Act (Verkaufsprospektgesetz) or the German Investment Act (Investmentgesetz). The shares have not been and will not be listed on a German exchange. No sales prospectus pursuant to the German Sales Prospectus Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht)

or any other governmental or regulatory authority in Germany. This prospectus does not constitute an offer to the public in Germany and it does not serve for public distribution of the shares in Germany. Neither this prospectus, nor any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances which do not constitute an offer to the public within the meaning of the German Sales Prospectus Act or the German Investment Act.

Italy

The offering of the shares has not been registered with the Commissione Nazionale per le Società e la Borsa, known as CONSOB, in accordance with Italian securities legislation. Accordingly, the shares may not be offered, sold or delivered, and copies of this prospectus or any other document relating to the shares may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation no. 11522 of July 1, 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree no. 58 of February 24, 1998, known as the Finance Law, or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation no. 11971 of May 14, 1999, as amended, known as the Issuers Regulation, applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale or delivery of the shares or distribution of copies of this prospectus or any other document relating to the shares in Italy must (1) be made in accordance with all applicable Italian laws and regulations; (2) be conducted in accordance with any relevant limitations or procedural requirements that the Bank of Italy or CONSOB may impose upon the offer or sale of the securities; and (3) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Banking Law Consolidated Act, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Financial Laws Consolidated Act and the relevant implementing regulations, or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with all applicable laws and regulations.

The Netherlands

The shares may not be offered, transferred, sold or delivered in or from the Netherlands, as part of their initial distribution or anytime thereafter, directly or indirectly, in the Netherlands other than to qualifying investors (gekwalificeerde beleggers) within the meaning of section 1:1 of the Act on Financial Supervision (Wet op het financieel toezicht), which includes-without limitation-entities that have a license or are otherwise regulated to be active on the financial markets, governmental bodies, international and supranational organizations and certain other institutional investors.

Switzerland

The shares offered pursuant to this prospectus will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to Article 652a or Article 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares being offered pursuant to this prospectus on the SWX Swiss Exchange or on any other regulated securities market, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the relevant listing rules. The shares being offered pursuant to this prospectus have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of securities.

United Kingdom

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to our company; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

General

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Hunton & Williams LLP, Dallas, Texas. Faegre & Benson LLP, Minneapolis, Minnesota will act as counsel to the underwriters.

EXPERTS

The consolidated financial statements of the Company at December 26, 2006 and for the period from December 13, 2006 through December 26, 2006, and the combined financial statements of the Predecessor at December 27, 2005 and for the period from December 28, 2005 through December 12, 2006, and for each of the two years in the period ended December 27, 2005 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you for free on the SEC's website at www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
Financial Statements:
Consolidated and Combined Balance Sheets
Consolidated and Combined Statements of Income
Consolidated Statements of Changes in Member's Deficit and Combined Statements of Changes in Stockholder's Investment
Consolidated and Combined Statements of Cash Flows
Notes to Consolidated and Combined Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Del Frisco's Restaurant Group, LLC

We have audited the accompanying consolidated balance sheet of Del Frisco's Restaurant Group, LLC (formerly LSF5 Wagon Investments, LLC) (the Company) as of December 26, 2006, and the related consolidated statements of income, changes in member's deficit, and cash flows for the period from December 13, 2006 through December 26, 2006, and the combined balance sheet at December 27, 2005, and the related combined statements of income, changes in stockholder's investment, and cash flows of the predecessor entities to the Company (the Predecessor) described in Note 1 for the period from December 28, 2005 through December 12, 2006, and for each of the two years in the period ended December 27, 2005. These financial statements are the responsibility of the management of the Company and its Predecessor. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 26, 2006, and the consolidated results of its operations and its cash flows for the period from December 13, 2006 through December 26, 2006, and the combined financial position of the Predecessor at December 27, 2005, and the combined results of operations and cash flows of the Predecessor for the period from December 28, 2005 through December 12, 2006, and for each of the two years in the period ended December 27, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Kansas City, Missouri
August 13, 2007, except for information with
respect to the initial public offering discussed
in Note 1, as to which the date is October 18, 2007

DEL FRISCO'S RESTAURANT GROUP, LLC
(Formerly LSF5 Wagon Investments, LLC)

Consolidated and Combined Balance Sheets

(In Thousands)

	Predecessor	Successor
	December 27, 2005	December 26, 2006	September 4, 2007
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$8,524	$8,732	$1,994
Short-term investments	45,025	12,835	—

	53,549	21,567	1,994
Inventories	6,753	6,846	7,472
Deferred income taxes	1,262	2,281	2,567
Prepaid insurance deposits	1,387	1,169	1,205
Other	3,773	729	552

Total current assets	66,724	32,592	13,790
Property and equipment:
Land	9,843	9,760	8,638
Buildings	18,278	10,403	8,724
Leasehold improvements	44,631	27,918	37,318
Furniture, fixtures, and equipment	16,049	5,134	7,588

	88,801	53,215	62,268
Less accumulated depreciation and amortization	(35,981)	(119)	(2,206)

	52,820	53,096	60,062
Deferred compensation plan investments	5,114	11,918	6,517
Other assets:
Goodwill	11,513	84,275	84,670
Intangible assets, net	156	36,991	36,863
Deferred income taxes	12,294	—	—
Loan costs, net of accumulated amortization of $47 (unaudited)	—	—	3,731
Other	1,187	34	373

	25,150	121,300	125,637

Total assets	$149,808	$218,906	$206,006

Liabilities and member's deficit and stockholder's investment
Current liabilities:
Current maturities of long-term debt	$—	$—	$1,100
Note payable to parent	—	108,624	—
Accounts payable	3,097	3,839	3,561
Sales tax payable	1,068	1,063	819
Accrued payroll	2,042	2,401	2,500
Real estate taxes	612	689	627
Accrued self-insurance	2,083	1,954	2,610
Gift card payable	2,929	3,517	2,235
Income taxes payable	—	9,465	8,931
Payable to dissenting shareholders	—	32,793	32,421
Other	1,339	4,975	4,537

Total current liabilities	13,170	169,320	59,341
Long-term debt, less current maturities	—	—	108,625
Advances due to affiliate	67,550	55,000	42,166
Long-term liabilities, principally deferred compensation obligations	9,709	13,307	7,718
Deferred rent obligations	3,887	7	483
Deferred tax liabilities	—	10,590	10,961

Total liabilities	94,316	248,224	229,294
Member's deficit and stockholder's investment:
Stockholder's investment	55,492	—	—
Member's deficit	—	(30,378)	(29,853)
Retained earnings	—	1,060	6,565

Total member's deficit and stockholder's investment	55,492	(29,318)	(23,288)

Total liabilities and member's deficit and stockholder's investment	$149,808	$218,906	$206,006

See accompanying notes.

DEL FRISCO'S RESTAURANT GROUP, LLC
(Formerly LSF5 Wagon Investments, LLC)

Consolidated and Combined Statements of Income

(In Thousands)

	Predecessor				Predecessor	Successor
				Successor
	Year Ended				36 Weeks Ended
			December 28, 2005 Through December 12, 2006	December 13, 2006 Through December 26, 2006
	December 28, 2004	December 27, 2005			September 5, 2006	September 4, 2007
					(Unaudited)
Net sales	$135,626	$142,402	$144,732	$7,811	$101,140	$108,332
Costs and expenses:
Costs of sales	46,876	49,177	51,193	2,668	35,973	37,838
Restaurant operating expenses	57,883	61,523	61,604	2,799	43,557	48,300
Pre-opening costs	—	—	974	—	146	1,447
General and administrative	7,553	6,847	11,140	37	6,008	2,814
Costs associated with strategic alternatives and merger expense	—	—	2,360	—	879	189
Hurricane disaster relief donation	—	241	—	—	—	—
Management fees to related party	—	—	—	195	—	2,213
Depreciation and amortization	4,799	4,488	4,156	126	3,036	2,232

Operating income	18,515	20,126	13,305	1,986	11,541	13,299
Other income (expense), net:
Interest expense — affiliates	—	—	—	(425)	—	(3,662)
Interest expense — other	(163)	(170)	(169)	(5)	(124)	(1,601)
Other income, net	889	1,717	2,249	30	1,375	299

Income before income taxes	19,241	21,673	15,385	1,586	12,792	8,335
Provision for income taxes	6,862	7,577	6,483	526	4,044	2,830

Net income	$12,379	$14,096	$8,902	$1,060	$8,748	$5,505

Unaudited pro forma net income per common share:
Basic and diluted

Shares used in computing unaudited pro forma net income per share:
Basic and diluted

See accompanying notes.

DEL FRISCO'S RESTAURANT GROUP, LLC
(Formerly LSF5 Wagon Investments, LLC)

Consolidated Statement of Changes in
Member's Deficit and Combined Statements
of Changes in Stockholder's Investment

(In Thousands)

The Predecessor
Stockholder's investment at December 30, 2003	$93,529
Net change due to stockholder investment and allocations	(53,111)
Net income	12,379

Stockholder's investment at December 28, 2004	52,797
Net change due to stockholder investment and allocations	(11,401)
Net income	14,096

Stockholder's investment at December 27, 2005	55,492
Net change due to stockholder investment and allocations	2,944
Net income	8,902

Stockholder's investment at December 12, 2006	$67,338

The Company
Member's contribution of net liabilities at December 13, 2006 (inception)	$(30,378)
Net income	1,060

Member's deficit at December 26, 2006	(29,318)
Member contributions	525
Net income	5,505

Member's deficit at September 4, 2007 (unaudited)	$(23,288)

See accompanying notes.

DEL FRISCO'S RESTAURANT GROUP, LLC
(Formerly LSF5 Wagon Investments, LLC)

Consolidated and Combined Statements of Cash Flows

(In Thousands)

	Predecessor				Predecessor	Successor
				Successor
	Year Ended				36 Weeks Ended
			December 28, 2005 Through December 12, 2006	December 13, 2006 Through December 26, 2006
	December 28, 2004	December 27, 2005			September 5, 2006	September 4, 2007
					(Unaudited)
Operating activities
Net income	$12,379	$14,096	$8,902	$1,060	$8,748	$5,505
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	4,799	4,488	4,156	126	3,036	2,232
Loan cost amortization	—	—	—	—	—	118
Noncash stock compensation	1,003	330	4,266	—	905	—
Tax benefits from stock option exercises	1,365	(1,149)	(1,171)	—	(771)	—
Deferred income taxes	6,877	(429)	367	470	(2,403)	85
Loss on sale of assets	—	—	—	—	—	94
Changes in operating assets and liabilities, net of the effects of the acquisitions:
Inventories	187	(322)	149	(242)	540	(626)
Prepaid insurance deposits	(673)	136	218	—	(237)	(36)
Other current assets	525	(2,301)	129	607	846	177
Accounts payable	602	(192)	3,201	(2,459)	1,250	(278)
Income taxes	(2,171)	(8,638)	553	34	(2,597)	(534)
Other liabilities	3,286	1,580	1,938	(906)	233	(908)

Net cash provided by (used in) operating activities	28,179	7,599	22,708	(1,310)	9,550	5,829
Investing activities
Proceeds from sale of assets	—	—	—	—	—	2,755
Payments to dissenting stockholders	—	—	—	—	—	(372)
(Purchases) sales of short-term investments	(33,500)	(11,525)	4,741	27,449	11,328	12,835
Purchases of property and equipment	(2,661)	(6,373)	(7,487)	(55)	(5,417)	(11,919)
Other	260	206	1,101	47	49	(339)

Net cash (used in) provided by investing activities	(35,901)	(17,692)	(1,645)	27,441	5,960	2,960
Financing activities
Member contribution	—	—	—	—	—	525
Payment of notes payable to parent	—	—	—	—	—	(108,624)
Proceeds from long-term debt	—	—	—	—	—	110,000
Payment of long-term debt	—	—	—	—	—	(275)
Loan costs	—	—	—	—	—	(3,849)
Advances due to affiliate	9,134	8,900	(8,960)	247	(1,043)	(12,834)
Net distributions to stockholder	(56,153)	(12,029)	(4,424)	—	(6,800)	—
Payments to stock option holders	—	—	—	(33,849)		(470)

Net cash used in financing activities	(47,019)	(3,129)	(13,384)	(33,602)	(7,843)	(15,527)

Net (decrease) increase in cash and cash equivalents	(54,741)	(13,222)	7,679	(7,471)	7,667	(6,738)
Cash and cash equivalents at beginning of period	76,487	21,746	8,524	16,203	8,524	8,732

Cash and cash equivalents at end of period	$21,746	$8,524	$16,203	$8,732	$16,191	$1,994

Supplemental disclosure of cash flow information
Cash paid for income taxes	$14,610	$13,744	$5,853	$101	$1,305	$3,158

Cash paid for interest	$163	$116	$121	$—	$98	$5,489

Noncash investing and financing activities:
Impact of litigation settlement on deferred taxes
and stockholder's investment	$—	$1,744	$—	$—	$—	$—

See accompanying notes.

DEL FRISCO'S RESTAURANT GROUP, LLC
(Formerly LSF5 Wagon Investments, LLC)

Notes to Consolidated and Combined Financial Statements

(Information Pertaining to the 36 Weeks Ended
September 5, 2006 and September 4, 2007 is Unaudited)

(1) Organization and Basis of Presentation

Background

Del Frisco's Restaurant Group, LLC (formerly LSF5 Wagon Investments, LLC) (the Company) was incorporated in Delaware as a limited liability company and will have a perpetual existence. The Company is a wholly owned subsidiary of LSF5 Wagon Holdings, LLC, which is a wholly owned subsidiary of LSF5 COI Holdings, LLC (Holdings), which is majority owned by Lone Star Fund V (U.S.), L.P. (the Fund), which is a private investment fund and the ultimate parent of the Company.

Effective December 13, 2006, the Fund, through Holdings, acquired all of the outstanding capital stock of Lone Star Steakhouse & Saloon, Inc. (Star), through a series of transactions pursuant to an Agreement and Plan of Merger (the Acquisition) for $27.35 per share. The aggregate purchase price of the Acquisition was approximately $629 million, including approximately $8 million of acquisition costs. Prior to the Acquisition, Star was a public company that owned and operated approximately 252 steakhouse restaurants under four different restaurant brands, which included Lone Star Steakhouse & Saloon (Lone Star), Texas Land & Cattle Steak House (TXLC), Sullivan's Steakhouse (Sullivan's), and Del Frisco's Double Eagle Steak House (Del Frisco's).

In connection with the Acquisition, Holdings contributed all of the assets, restaurant operations, trade names, and other intangible assets of its Lone Star and TXLC restaurants to LSF5 Cowboy Holdings, LLC (Casual Dining Companies), which is a wholly owned subsidiary of Holdings. In addition, LS Management, Inc. (LSM), which was previously a wholly owned subsidiary of Star that provided all of the accounting, legal, and other administrative support to all of Star's restaurants, was contributed to the Casual Dining Companies. Concurrently, the remaining assets and restaurant operations of Star, which primarily included the Del Frisco's and Sullivan's restaurants as well as LS Finance, Inc., which was previously a wholly owned subsidiary of Star that provided all of the cash management and treasury support to all of Star's restaurants, were contributed to the Company.

Description of Business

The Company owns and operates restaurants in the upscale steakhouse market under the brand names of Del Frisco's Double Eagle Steak House and Sullivan's Steakhouse. In addition, the Company, through LS Finance, Inc., its wholly owned subsidiary, provided cash management and treasury services for the Company's restaurants as well as the restaurants owned and operated by the Casual Dining Companies. As of December 12, 2006, and December 26, 2006, the Company owned and operated five Del Frisco's and 16 Sullivan's. As of September 4, 2007, the Company operated six Del Frisco's and 17 Sullivan's. All of the Company's restaurants are in the United States. The Company's sole member interest is held by LSF5 Wagon Holdings, LLC, which is wholly owned by Holdings. The business and affairs of the Company are fully reserved for its sole member.

Initial Public Offering and Unaudited Pro Forma Information, Including Income Per Share

The Company has authorized the filing of a registration statement with the Securities and Exchange Commission (SEC) that would permit the sale of shares of the Company's stock in a proposed initial public offering (IPO). Prior to the effective date of the IPO, the Company will convert from a limited liability company into a Delaware corporation. Additionally, shares of the newly formed corporation will be issued to the existing holders of units in the Company.

There is no impact to the financial statements as a result of converting from a limited liability company to a corporation, because the historical financial statements of the Company have included a provision for income taxes and related deferred income taxes. Unaudited pro forma basic and diluted income per share will be computed by dividing net income for each period by the shares of common stock to be issued upon the corporate reorganization. Such shares will be assumed to be outstanding for all periods presented. There will be no potentially dilutive securities.

In connection with the planned IPO, the Company and the Fund have authorized a reimbursement agreement pursuant to which the Fund will reimburse the Company for any settlement or judgment related to the Dissenters' Action described in Notes 2 and 12. The reimbursement agreement will become effective upon the consummation of the IPO.

Additionally, in connection with the planned IPO, the Company and LSF5 Cactus, LLC (Cactus), a wholly owned subsidiary of the Casual Dining Companies, have authorized a reimbursement agreement. In addition, the Company and LSF Spur, LLC (Spur), a wholly-owned subsidiary of the Casual Dining Companies, have also authorized a reimbursement agreement. Pursuant to these reimbursement agreements, Cactus and Spur will reimburse the Company for any cost or expense incurred by the Company as a result of its obligations under the lease guarantees described in Note 15. Each of these reimbursement agreements will become effective upon the consummation of the IPO.

Unaudited Interim Financial Statements

The interim financial statements of the Predecessor and the Company for the 36 weeks ended September 5, 2006, and September 4, 2007, respectively, included herein, have been prepared by the Company, without audit, in accordance with generally accepted accounting principles for interim financial information, pursuant to the rules and regulations of the SEC. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal, recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of the interim periods presented, have been included. The results for the 36 weeks ended September 4, 2007, are not necessarily indicative of the results to be expected for the full year ending December 25, 2007.

Basis of Presentation and Acquisition

The accompanying consolidated financial statements as of and for the two weeks ended December 26, 2006, include the accounts of the Company and its wholly owned subsidiaries (the Successor). The Acquisition was accounted for as a purchase in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, which resulted in a new valuation of the assets and liabilities of Star and its subsidiaries, based on their estimated fair values as of the date of the Acquisition. As allowed under SEC Staff Accounting Bulletin No. 54, Push Down Basis of Accounting Required in Certain Limited Circumstances, the consolidated financial statements of the Company include all of the applicable purchase accounting adjustments.

The combined financial statements of the predecessor entities to the Company (the Predecessor) at December 27, 2005, and for the 50 weeks ended December 12, 2006, and for each of the two years in the period ended December 27, 2005, primarily represent the combination of the historical financial statements of the Del Frisco's and Sullivan's restaurants as well as LS Finance, Inc., which previously performed all of the cash management and treasury support functions for Star. These combined financial statements reflect the "preacquisition" historical basis of accounting. The combined statements of income include expenses directly incurred by the Predecessor as well as an allocation of Star's general and administrative corporate expenses to reflect the services provided to the Predecessor or benefits received by the Predecessor. These expenses also include the financial advisory expenses incurred by Star in connection with the Acquisition. These services primarily consisted of general corporate management and governance, finance and accounting, treasury and risk management, human resources and benefits administration, legal, management information services, and other shared support services. The allocation totaled approximately $4,083,000 and $3,741,000 for the years ended December 28, 2004, and December 27, 2005, and $3,830,000 for the 50 weeks ended December 12, 2006, respectively. The allocation was computed using Star's internal allocation methodology which was generally based upon headcount or the estimated amount of effort, time, and transaction volumes of the Company relative to the respective totals. Management believes that this is a reasonable method for allocating these general and administrative corporate expenses for the periods presented. However, these allocations are not necessarily representative of the operating expenses that would have been incurred had the Predecessor operated on a stand-alone basis.

In the opinion of management, all adjustments necessary for a fair presentation of the results of operations and cash flows of the Predecessor have been presented. The financial information included may not necessarily reflect the results of operations, cash flows, and changes in stockholder's investment in the future or what they would have been if the Predecessor had been a separate, stand- alone company for the Predecessor periods presented.

(2) Acquisition

 The aggregate purchase price of the Acquisition was approximately $629 million and was allocated to the acquired assets and liabilities assumed based upon their estimated fair values. The estimated fair values of land, building, equipment, and identifiable intangible assets were based on independent appraisals. The purchase price in excess of the net assets acquired has been reflected as goodwill. The Company's allocation is subject to revision; subsequent revisions, if any, are not expected to be material. The Company allocated the purchase price of the net assets acquired based on its estimates of the fair value of assets and liabilities as follows (in thousands):

Total current assets (cash acquired $20,006)	$132,326
Property and equipment	378,958
Trade names and other intangible assets	95,232
Goodwill	127,608
Other assets	27,812
Current liabilities	(78,165)
Other liabilities assumed	(54,459)

Total purchase price	$629,312

Subsequent to the Acquisition, Holdings contributed the following assets and liabilities to the Company, all of which were based upon their estimated fair values at the date of acquisition (in thousands):

Total current assets	$68,287
Property and equipment	53,160
Trade names and other intangible assets	36,994
Goodwill	84,275
Other assets	11,795
Current liabilities	(94,313)
Other liabilities	(190,576)

Net member's deficit	$(30,378)

In connection with the Acquisition, certain former stockholders of Star exercised their rights and chose not to accept the $27.35 per share transaction consideration and dissented from the Acquisition. All of these stockholders have exercised their appraisal rights and, accordingly, have requested the Delaware Court of Chancery to determine the fair value of their shares as of the date of the Acquisition (exclusive of any element of value arising from the accomplishment or expectation of the transactions). These stockholders will ultimately receive payment in cash for their shares based on the fair value as determined by the Delaware Court of Chancery. At December 26, 2006, and September 4, 2007, the Company has accrued a liability of $32,793,000 and $32,421,000 (unaudited), respectively, which represents the number of shares held by dissenters at the Acquisition value of $27.35 per share. The aggregate purchase price may be adjusted at a future date to the extent the resolution of amounts ultimately due the dissenting stockholders differs from the $27.35 per share transaction price. Pursuant to the new credit facility entered into on July 9, 2007, as described in Note 16, any cash payments made to settle this payable to dissenting stockholders must be made from proceeds received from an equity contribution by Holdings.

(3) Summary of Significant Accounting Policies

Principles of Consolidation and Combination

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The combined financial statements of the Predecessor include all of the predecessor entities and operations to the Company. All significant intercompany accounts and transactions have been eliminated.

Concentration of Credit Risk

The Company's financial instruments exposed to a concentration of credit risk consist primarily of cash, cash equivalents, and short-term investments. Both the Company and the Predecessor place cash with high credit quality financial institutions, and at times, such cash may be in excess of the federal depository insurance limit. The Company has cash equivalents of approximately $6,153,000 at December 26, 2006, and $1,950,000 (unaudited) at September 4, 2007, in money market mutual funds. The Predecessor had cash equivalents of approximately $6,726,000 at December 27, 2005, in money market mutual funds. The Company's and the Predecessor's short-term investments of $45,025,000 and $12,835,000 at December 27, 2005 and December 26, 2006, respectively, primarily include auction-rate, investment-grade securities with municipal, state, and U.S. government agencies. The Company had no short-term investments at September 4, 2007.

Use of Estimates

The preparation of consolidated and combined financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated and combined financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include currency on hand, demand deposits with banks or other financial institutions, credit card receivables, and short-term investments with maturities of three months or less when purchased. Cash and cash equivalents are carried at cost, which approximates fair value.

Short-Term Investments

The Company's and the Predecessor's short-term investments of $45,025,000 and $12,835,000 at December 27, 2005, and December 26, 2006, respectively, primarily consist of investments in auction-rate securities with contractual maturities of up to 30 years. These auction-rate securities have interest reset dates that occur every 7 to 90 days and can be actively marketed at ongoing auctions that occur every 7 to 90 days. These investments are investment-grade debt instruments such as government-backed securities. Auction-rate securities are classified as available-for-sale and are reported on the balance sheet at par value, which equals market value, as the rate on such securities resets every 7 to 90 days. Consequently, interest rate movements do not affect the balance sheet valuation of these investments. The Company had no short-term investments at September 4, 2007.

Financial Instruments

The Company considers the carrying amounts of cash and cash equivalents, short-term investments, receivables, note payable to parent, and accounts payable to approximate fair value based on the short-term nature of these items.

Inventories

Inventories, which primarily consist of food and beverages, are valued at the lower of cost, using the first-in, first-out (FIFO) method, or market.

Prepaid Insurance Deposits

In connection with its self-insurance programs, the Company is required to make deposits with its insurance carrier pursuant to the terms of its insurance agreements. The funds held by the insurance carrier may be used solely to reimburse the insurance carrier for any amounts paid or advanced by the insurance carrier in its capacity as the administrative agent for the Company relative to any payment of claims or expenses under its insurance program.

Property and Equipment

Property and equipment are stated at cost. Maintenance, repairs, and renewals that do not enhance the value of or increase the lives of the assets are expensed as incurred.

Buildings are depreciated using the straight-line method over their estimated useful lives of 20 to 25 years. Leasehold improvements are amortized on the straight-line method over the lesser of the estimated useful lives of the assets of 20 years or the expected term of the lease, including cancelable option periods when failure to exercise such options would result in an economic penalty to the

Company. Furniture, fixtures, and equipment are depreciated using the straight-line method over three to seven years, which are the estimated useful lives of the assets.

Interest is capitalized in connection with the construction of restaurant facilities. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. There was no interest capitalized for the period from December 13, 2006 through December 26, 2006, for the period from December 28, 2005 through December 12, 2006, and for the years ended December 27, 2005, and December 28, 2004. Capitalized interest was $264,000 (unaudited), including interest to affiliate of $205,000 (unaudited) for the 36 weeks ended September 4, 2007. There was no interest capitalized for the 36 weeks ended September 5, 2006.

Rent Expense

Rent expense is recognized on a straight-line basis over the expected term of the lease, which includes cancelable optional renewal periods that are reasonably assured to be exercised and where failure to exercise such renewal options would result in an economic penalty to the Company.

Pre-opening Costs

Pre-opening costs, including labor costs, costs of hiring and training personnel, lease costs and certain other costs related to opening new restaurants, are expensed when the costs are incurred.

Intangible Assets

Intangible assets include goodwill, trademarks, and licensing permits. The Company and Predecessor apply the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, requiring that goodwill and intangible assets that have indefinite lives are not amortized but are subjected to an annual impairment test or more frequent tests if indicators of impairment exist. The Company amortizes other intangibles on a straight-line basis over the estimated periods of benefit, generally 7 to 17 years. See Note 4 for additional information.

Loan Costs

Loan costs are stated at cost and amortized using the effective interest method over the life of the related loan.

Deferred Compensation Plan

In connection with the Company's deferred compensation plan, the Company has created a grantor trust to which it contributes amounts equal to employee participants' qualified deferrals and the Company's matching portion. The plan is informally funded using life insurance policies held by the grantor trust. All assets held by the grantor trust remain the property of the Company; however, the Company does not currently intend to use such assets for any purpose other than to fund payments to the participants pursuant to the terms of the deferred compensation plan. The assets of the plan consist principally of cash surrender values of the life insurance policies. Because the investment assets of the deferred compensation plan are assets of the Company and would be subject to general claims by creditors in the event of the Company's insolvency, the accompanying consolidated balance sheet reflects such investments as assets with an offsetting liability for deferred compensation reflected in long-term liabilities.

Star also had a stock option deferred compensation plan, which allowed certain key executives, which are employees of the Predecessor, to defer compensation arising from the exercise of stock options. See Note 5 for additional information.

Impairment of Long-Lived Assets

Property and equipment and finite-life intangibles are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company reviewed applicable intangible assets and long-lived assets related to each restaurant on a periodic basis. When events or changes in circumstances indicate an asset may not be recoverable, the Company estimates the future cash flows expected to result from the use of the asset. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss is recognized. The impairment loss is recognized by measuring the difference between the carrying value of the assets and the estimated fair market value of the assets. The Company's estimates of fair values are based on the best information available and require the use of estimates, judgments, and projections. The actual results may vary significantly from the estimates.

As noted above, goodwill and indefinite-life intangibles are reviewed annually for impairment or more frequently if indicators of impairment exist. Goodwill is initially tested by comparing net book value of the reporting unit to its estimated fair value. Indefinite-life intangible assets, consisting primarily of trade names, are tested by comparing their carrying values to their estimated fair value.

Self-Insurance Reserves

The Company maintains self-insurance programs for its workers' compensation, general liability, and medical benefits programs. In order to minimize the exposure under the self-insurance programs, the Company has purchased stop-loss coverage both on a per occurrence and on an aggregate basis. The self-insured losses under the programs are accrued based on the Company's estimate of the ultimate expected liability for both claims incurred and on an incurred but not reported basis. The establishment of such accruals for self-insurance involves certain management judgments and assumptions regarding the frequency and severity of claims, the historical patterns of claim development, and the Company's experience with claim reserve management and settlement practices.

To the extent actual results differ from the assumptions used to develop the accruals, such unanticipated changes may produce significantly different amounts of expense than those estimated under the self-insurance programs.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes (see Note 10). Pursuant to SFAS No. 109, the liability method is used in accounting for income taxes, whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Prior to the Acquisition, the Company's former parent, Star, was responsible for the preparation and filing of all income tax returns and the remittances of federal and state payments on behalf of the Company and its subsidiaries. Accordingly, for U.S. income tax purposes, the Predecessor's results of operations were included in the consolidated federal income tax returns of Star. After December 12, 2006, federal and state income tax returns will be prepared and filed by the Company. The Predecessor's provision for income taxes for the years ended December 28, 2004 and December 27, 2005 and for the 50 weeks ended December 12, 2006, is generally equivalent to the provision that would have resulted had the Predecessor filed separate income tax returns for each such period.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the years ended December 28, 2004, and December 27, 2005, for the period from December 28, 2005 through December 12, 2006, and for the period from December 13, 2006 through December 26, 2006 was $5,865,000, $5,479,000, $5,718,000, and $189,000, respectively. Advertising costs totaled $3,987,000 (unaudited) and $4,081,000 (unaudited) for the 36 weeks ended September 5, 2006 (Predecessor) and September 4, 2007, respectively.

Accounting for Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. As required, Star adopted the provisions of SFAS No. 123(R) effective at the beginning of fiscal 2006, using the modified-prospective method. Upon adoption of SFAS No. 123(R), Star elected to continue using the Black-Scholes option-pricing model.

Revenue Recognition

Revenue from restaurant sales is recognized when food and beverage products are sold. Proceeds from the sale of gift cards are recorded as a liability at the time of sale. Sales are recognized upon redemption of gift cards. Estimated breakage has been recorded using the straight-line method over the historical redemption pattern of 12 months. The Company excludes from revenue any taxes assessed by governmental agencies that are directly imposed on a revenue-producing transaction between the Company and a customer.

Segment Reporting

Due primarily to similar economic characteristics, as well as a single type of product, distribution system, and similar customers, the Company reports the operations of its Del Frisco's and Sullivan's reporting units concepts on an aggregated basis and does not separately report segment information. Revenues from external customers are derived primarily from the sale of food and beverage. The Company does not rely on any major customers as a source of revenue.

Fiscal Year

The Company operates on a 52- or 53-week fiscal year ending the last Tuesday in December.

Recently Issued Accounting Standards

Effective December 27, 2006, the Company adopted SFAS Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 provides guidance with regard to the recognition and measurement of uncertain tax positions, the accrual of interest and penalties, and increased disclosure requirements. In particular, uncertain tax positions can only be recognized if they are "more likely than not" to be upheld based on their technical merits. The measurement of the uncertain tax position is based upon the largest benefit amount that is more likely than not (determined on a cumulative probability basis) to be realized on settlement. The Company has historically used the "more likely than not" threshold for recognizing uncertain tax positions. The adoption of FIN 48 had no effect on the Company's financial condition or results of operation.

The FASB issued SFAS No. 157, Fair Value Measurements, during 2006, which provides a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted; it does not impose additional fair value measurements. SFAS No. 157 will be effective for the Company in fiscal 2008. The Company has not yet determined the effect, if any, from the adoption of SFAS No. 157.

In March 2006, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 06-3, How Taxes Collected From Customers and Remitted to Governmental Authorities Should Be

Presented in the Income Statement (That Is, Gross Versus Net Presentation). Taxes within the scope of EITF Issue No. 06-3 include any taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer and may include, but are not limited to, sales taxes, use taxes, value-added taxes, and some excise taxes. The EITF concluded that the presentation of these taxes on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision which should be disclosed. The Company's policy is to exclude all such taxes from revenue. The provisions of EITF Issue No. 06-3 are effective for reporting periods beginning after December 15, 2006. The adoption of EITF Issue No. 06-3 did not have any effect on the Company's consolidated financial statements.

(4) Intangible Assets and Goodwill

	Predecessor	Successor
	December 27, 2005	December 26, 2006	September 4, 2007
	(In Thousands)		(In Thousands) (Unaudited)
Amortized intangible assets:
Gross carrying amount:
Favorable leasehold interests	$—	$848	$848
Licensing contract rights	—	1,077	1,077

	—	1,925	1,925
Accumulated amortization:
Favorable leasehold interests	—	(4)	(86)
Licensing contract rights	—	(3)	(49)

	—	(7)	(135)

Net amortized intangible assets	$—	$1,918	$1,790

Unamortized intangible assets:
Goodwill	$11,513	$84,275	$84,670
Trade names	154	34,893	34,893
Liquor license permits	2	180	180

	$11,669	$119,348	$119,743

Aggregate amortization expense	$—	$7	$128

Licensing contract rights and favorable lease rights resulting from the Acquisition are being amortized using the straight-line method over the estimated lives of the related contracts and agreements, which are 7 to 9 years for favorable leasehold interest and 17 years for licensing contract rights.

 The Company has estimated that amortization expense will amount to approximately $184,000 annually for 2007 through 2009, $167,000 for 2010, and $157,000 for 2011.

Liquor licenses are transferable and are carried at cost. Such licenses are reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

The Company applies the provisions of SFAS No. 142, which requires that goodwill and certain intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests. The Predecessor performed the annual test for impairment of goodwill and intangible assets and concluded that no impairment existed as of December 12, 2006, or for the years ended December 27, 2005, and December 28, 2004; accordingly, no impairment losses were recorded.

(5) Common Stock Transactions of Star

 Prior to the Acquisition, Star had a stock option deferred compensation plan, which allowed certain key executives to defer compensation arising from the exercise of stock options granted under Star's 1992 incentive and nonqualified stock option plan.

Star's total stock compensation expense, some of which has been allocated to the Company, includes a charge of $831,000 and a credit of $(797,000) for the years ended December 28, 2004 and December 27, 2005, and a charge of $717,000 for the 50 weeks ended December 12, 2006, respectively; and a charge of $717,000 (unaudited) for the 36 weeks ended September 5, 2006, related to this deferred compensation plan (see Note 7).

(6) Note Payable to Parent

 As of December 26, 2006, the Company had a note payable totaling $108,624,000 to LSF5 Affiliate Finance Co., Ltd., a wholly owned subsidiary of the Fund. The note bore interest, which was based solely upon the outstanding balances at each month-end, at a variable rate based on LIBOR, plus an applicable margin (6.23% at December 26, 2006). The note and all accrued but unpaid interest was due and payable on December 12, 2007. During the two-week period ended December 26, 2006, and the 36 weeks ended September 4, 2007, the Company incurred interest expense amounting to $425,000 and $3,330,000 (unaudited), net of capitalized interest of $205,000 (unaudited), respectively, to the Fund related to this note payable. The effective interest rate under this note payable was 10.2% for the two weeks ended December 26, 2006, and 6.23% (unaudited) for the 36 weeks ended September 4, 2007. This note was fully repaid on July 9, 2007, with the proceeds from the term loan payable to the bank (see Note 16).

(7) Stock Options

 Prior to the Acquisition, Star had a stock option plan (the Plan), which provided for grants of incentive and nonqualified stock options to employees, directors, consultants, and advisors. Options granted under the Plan had ten-year terms and generally vested equally over a four-year period commencing one year after the date of grant.

As described in Note 3, Star accounted for stock-based compensation following the provisions of SFAS No. 123(R), which provides a fair-value-based method of accounting for stock-based compensation. The fair value of stock options was determined at the date of grant and was charged to compensation expense over the vesting period of the options. As a result of the Acquisition, all outstanding options to purchase shares of Star became fully vested and the Plan was terminated.

Star's aggregate noncash stock compensation expense, including the amount related to the deferred compensation plan described in Note 5, was $1,193,000 and $1,575,000 for the years ended December 27, 2004, and December 28, 2005, respectively; $8,085,000 for the period from December 28, 2005 through December 12, 2006; and $1,650,000 (unaudited) for the 36 weeks ended September 5, 2006. The aggregate stock compensation expense was allocated to the Company and certain other affiliates and subsidiaries of Holdings based upon the designation of Star's former employees to each respective entity, which resulted in an allocation of stock compensation expense to the Company totaling $1,003,000 and $330,000 for the years ended December 28, 2004, and December 27, 2005, respectively; $4,266,000 for the 50 weeks ended December 12, 2006; and $905,000 (unaudited) for the 36 weeks ended September 5, 2006, which is included in general and administrative expenses in the accompanying consolidated and combined statement of income.

In connection with the Acquisition, the employees, which held outstanding options to purchase Star's common stock, became fully vested and were entitled to receive a cash amount equal to the intrinsic value of their options on the date of the Acquisition, which totaled approximately $34,300,000. This liability was assigned to the Predecessor by Holdings, of which approximately $500,000 and $-0- (unaudited) was outstanding and included in other current liabilities at December 26, 2006, and September 4, 2007, respectively. In addition, Star charged all unamortized stock compensation related to these options to operations during the 50-week period ended December 12, 2006. All outstanding options which had an option strike price exceeding $27.35 per share (zero intrinsic value) were canceled.

(8) Related Party Transactions

General and Administrative Expenses

General and administrative expenses include charges from LSM, which is an indirect wholly owned subsidiary of the Fund. These charges, which amount to $195,000 and $1,853,000 (unaudited) for the two-week period ended December 26, 2006, and for the 36 weeks ended September 4, 2007, respectively, are primarily for general corporate management and governance, finance and accounting, risk management, human resources and benefits administration, legal, management information services, and other shared support services. The amounts charged are pursuant to a shared service agreement between the Company and LSM. The Company cannot estimate with any reasonable certainty what the charges for similar services would have been on a stand-alone basis. However, the Company believes that the charges are indicative of what it could have incurred on a stand-alone basis.

At the date of Acquisition, the Company entered into an agreement with Hudson Advisors, L.L.C. (Hudson), an affiliate of certain entities which hold an indirect investment interest in the Company. Pursuant to the agreement, Hudson provides certain asset management services for the Company. During the two-week period ended December 26, 2006, the Company did not incur any charges for these services, and for the 36 weeks ended September 4, 2007, the Company incurred charges of $360,000 (unaudited).

Advances Due to Affiliates

The Company has amounts payable to certain wholly owned subsidiaries of the Casual Dining Companies, which totaled approximately $67,550,000, $55,000,000, and $42,166,000 (unaudited) at December 27, 2005, December 26, 2006, and September 4, 2007, respectively. Prior to July 2007, all outstanding advances were non-interest-bearing, unsecured, and had no stated maturity. In July 2007, these advances were converted to an unsecured promissory note bearing interest at 4.65%, which is due December 31, 2014, and, accordingly, have been classified as long term in the accompanying consolidated and combined balance sheet. During the 36 weeks ended September 4, 2007, the Company has incurred interest expense of $331,000 (unaudited) on the indebtedness.

(9) Leases

 The Company leases certain facilities under noncancelable operating leases having terms expiring between 2007 and 2029. The leases have renewal options ranging from 5 to 20 years, which are exercisable at the option of the Company. In addition, certain leases contain escalation clauses based on a fixed percentage increase and provisions for contingent rentals based on a percentage of gross revenues, as defined. Total rental expense amounted to $4,346,000, $4,449,000, $4,551,000 and $234,000, including contingent rentals of approximately $1,068,000, $1,315,000, $1,462,000 and $95,000 for the years ended December 28, 2004, and December 27, 2005, for the 50-week period ended December 12, 2006, and for the two-week period ended December 26, 2006, respectively. For the 36 weeks ended September 5, 2006, and September 4, 2007, total unaudited rental expense amounted to $3,310,000 (unaudited) and $4,098,000 (unaudited), respectively, including contingent rentals of $995,000 (unaudited) and $1,422,000 (unaudited), respectively.

Future minimum lease payments under noncancelable operating leases include renewal option periods for certain leases when such option periods are included for purposes of calculating straight-line rents.

At December 26, 2006, future minimum rentals for each of the next five years and in total are as follows (in thousands):

2007	$3,781
2008	4,329
2009	4,443
2010	4,490
2011	4,523
Thereafter	62,036

Total minimum lease payments	$83,602

(10) Income Taxes

 Prior to the Acquisition, Star was responsible for filing consolidated federal and state income tax returns on behalf of the Company and its former subsidiaries. The Predecessor's provision for income taxes for the 50 weeks ended December 12, 2006, and for the years ended December 27, 2005, and December 28, 2004, is generally equivalent to the provision that would have resulted had the Predecessor filed separate income tax returns for such period.

The components of the provision for income taxes consist of the following (in thousands):

	Predecessor
				Successor
	Year Ended
			December 28, 2005 Through December 12, 2006	December 13, 2006 Through December 26, 2006
	December 28, 2004	December 27, 2005
Current tax (benefit) expense:
Federal	$(11)	$5,983	$4,569	$43
State	(4)	2,023	1,547	13

Total current tax (benefit) expense	(15)	8,006	6,116	56
Deferred tax expense (benefit):
Federal	5,486	(342)	297	380
State	1,391	(87)	70	90

Total deferred tax expense (benefit)	6,877	(429)	367	470

Total provision for income taxes	$6,862	$7,577	$6,483	$526

The difference between the reported provision for income taxes and taxes determined by applying the applicable U.S. federal statutory income tax rate to income before taxes from continuing operations is reconciled as follows (dollars in thousands):

	Predecessor						Successor
	Year Ended
					December 28, 2005 Through December 12, 2006		December 13, 2006 Through December 26, 2006
	December 28, 2004		December 27, 2005
Income tax expense at federal statutory rate	$6,734	35%	$7,586	35%	$5,385	35%	$555	35%
State tax expense, net	1,020	5	1,149	5	769	5	79	5
TIP and work opportunity credits	(944)	(5)	(1,121)	(5)	(1,236)	(8)	(64)	(4)
Nondeductible merger costs	—	—	—	—	944	6	—	—
Stock option compensation	28	—	32	—	1,282	8	—	—
Nontaxable interest	(20)	—	(171)	(1)	(535)	(3)	(45)	(3)
Other items, net	44	1	102	1	(126)	(1)	1	—

Provision for income taxes	$6,862	36%	$7,577	35%	$6,483	42%	$526	33%

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of deferred tax assets and liabilities are presented below (in thousands):

	Predecessor		Successor
	December 28, 2004	December 27, 2005	December 26, 2006
Deferred tax assets:
Stock-based compensation	$15,158	$13,254	$—
Accrued liabilities	1,602	1,631	2,313
Deferred compensation	1,932	2,212	3,691
Deferred rent liabilities	927	969	—
Other	15	15	14

Total deferred tax assets	19,634	18,081	6,018
Deferred tax liabilities:
Property and equipment	2,657	1,906	91
Intangible assets	1,758	2,248	14,009
Other	348	371	227

Total deferred tax liabilities	4,763	4,525	14,327

Net deferred tax assets (liabilities)	$14,871	$13,556	$(8,309)

Effective December 27, 2006, the Company adopted FIN 48 which, among other directives, requires uncertain tax positions to be recognized only if they are more likely than not to be upheld based on their technical merits. The measurement of the uncertain tax position is based on the largest benefit amount that is more likely than not (determined on a cumulative probability basis) to be realized upon settlement of the matter. The adoption of this interpretation had no effect on the Company's financial condition or results of operations.

The Company may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to the Company's financial results. In the event the Company receives an assessment for interest and penalties, it has been classified in the financial statements as income tax expense. Generally, the Company's federal, state, and local tax returns for the years 2003-2006 remain open to examination by the major taxing jurisdictions to which we are subject.

Upon adoption of FIN 48, the Company's unrecognized tax benefits totaled approximately $5.8 million, including interest and penalties. The Company does not believe its uncertain tax positions will change materially during the next 12 months.

(11) Retirement Plans

 Prior to the Acquisition, Star sponsored two plans that provide retirement benefits to participants in which the employees designated to the Predecessor participated. The salary reduction plans are provided through a qualified 401(k) plan and a nonqualified deferred compensation plan (the Plans). Under the Plans, employees who meet minimum service requirements and elect to participate may make contributions of up to 15% of their annual salaries under the 401(k) plan and up to 80% under the deferred compensation plan. Subsequent to the Acquisition, an affiliate and subsidiary of Holdings sponsors and administers these Plans in which the employees of the Company participate. The Company may make additional contributions at the discretion of the Board of Directors. Expense related to the Plans for the years ended December 28, 2004, and December 27, 2005, and for the 50-week period ended December 12, 2006 and the two-week period ended December 26, 2006 totaled $1,275,000, $1,400,000, $1,270,000 and $20,000, respectively. Expense related to the Plans, was $886,000 (unaudited) and $465,000 (unaudited) for the 36 weeks ended September 5, 2006 and September 4, 2007, respectively.

(12) Litigation

 On September 8, 2006, in connection with the Acquisition, a class action lawsuit was filed in Sedgwick County District Court by Superior Partners, et al. against Star, the individual members of the Board of Directors of Star, its former Chief Executive Officer, and the Fund. The complaint alleges that the purchase price per share for the stock was unfair and that the Directors breached their duty of care, loyalty, and disclosure. The lawsuit also sought to enjoin the shareholders meeting which occurred on November 30, 2006, wherein the shareholders voted to approve the merger. Star filed a motion to dismiss the complaint. On November 17, 2006, a hearing was held on both motions. The Court denied Superior Partners' motion to enjoin the shareholders meeting and denied Star's motion to dismiss.

On November 17, 2006, another class action lawsuit was filed in Sedgwick County District Court by Leo Kwalik against Star, the individual members of the Board of Directors of Star, and the Fund. The complaint contained similar allegations as the Superior Partners lawsuit. In March 2007, both cases were consolidated into one lawsuit. These legal claims were assigned to the Company by Holdings in connection with the Acquisition. A hearing was held on June 8, 2007, at which time the court granted the plaintiff's motion to certify the class subject to the parties attempting to define a class. The Company intends to file an appeal of the court's ruling and requested the court certify its order for interlocutory appeal. The Company has also requested a stay of discovery pending the appeal. The Company has a Directors and Officers liability insurance policy, which provides coverage for the Superior Partners/Leo Kwalik litigation and related legal fees, subject to a $500,000 deductible which has been accrued in the Company's consolidated balance sheet at December 26, 2006, and September 4, 2007. The Company intends to vigorously defend itself against these claims and believes it has meritorious defenses and that the range of potential loss in this matter will not exceed the Company's insurance.

On February 7, 2007, certain shareholders of Star filed a petition to have their respective shares of stock appraised at fair value pursuant to Delaware law as described in Note 2 (the Dissenters Action). On March 23, 2007, petitioners filed an extensive request for production of documents. The Company has filed its preliminary objections to the request and is in the process of gathering responsive documents. The Company has recorded a liability equal to the purchase price per share of $27.35 or an aggregate of $32,793,000 plus estimated legal defense costs of approximately $1,000,000 in the consolidated balance sheet at December 26, 2006. This liability was reduced to $32,421,000 (unaudited) as of September 4, 2007, as a result of certain shareholders that subsequently accepted the $27.35 per share price and, accordingly, were paid by the Company during the 36 weeks ended September 4, 2007. The Company is unable to predict the outcome of the matter at this time; however, should the amount ultimately determined exceed the $27.35 purchase price, any such excess will result in an increase in goodwill.

On July 23, 2007, a lawsuit was filed in Superior Court of the State of California as a class action suit against California Sullivan's, Inc., a wholly owned subsidiary of the Company, alleging certain violations of California Code of Regulations, in that employees did not receive required periodic rest and meal breaks. The Company intends to vigorously defend this matter and believes that the outcome of this matter will not have a significant impact on its consolidated financial position or results of operations.

The Company is involved from time to time in litigation arising in the ordinary course of business. The Company believes the outcome of such matters will not have a material adverse effect on its consolidated financial position or results of operations.

(13) Strategic Alternatives and Merger Expenses

 Effective December 13, 2006, Star was acquired by Holdings. The direct costs incurred by Star associated with the merger, primarily consisting of fees paid to investment advisors and legal counsel, were expensed and have been included in the accompanying combined financial statements of income as merger expense. Merger expense recorded on the accompanying combined financial statements reflects the allocable share of all such costs incurred by Star to the Predecessor during the periods presented for 2006. Additionally, during the 36 weeks ended September 4, 2007, the Company incurred costs of $189,000 (unaudited) related to the exploration of various strategic alternative projects.

(14) Hurricane Disaster Relief Donation

 In connection with disaster relief for the victims of Hurricane Katrina, the Predecessor donated to the American Red Cross an amount of $241,000. The amount donated was 100% of its restaurant sales on Labor Day, September 5, 2005.

(15) Commitments and Contingencies

 Prior to the Acquisition, the Predecessor guaranteed certain lease payments of Star's subsidiaries in connection with the leasing of real estate for restaurant locations. The Company continues to be responsible as guarantor for 27 of the leases of its affiliates. The leases expire at various times through 2026. These guarantees would require payment by the Company only in an event of default by the affiliate where it failed to make the required lease payments. Management believes that the likelihood is remote that material payments will be required under these guarantees. At December 26, 2006, the maximum potential amount of future payments the Company could be required to make as a result of the guarantee was $23,327,000.

(16) Subsequent Events

 On July 9, 2007, the Company entered into a new credit facility with a bank syndicate, which provides for term loans of $110,000,000 and up to an aggregate of $20,000,000 in revolving commitments, which can be used as lines of credit or letters of credit. Principal is payable in quarterly installments of $275,000 beginning September 4, 2007, with a final balloon payment of $102.6 million due in July 2014. Interest is accruable and payable either monthly or quarterly at a rate that is determinable by the Company to equal either (i) a Base Rate, equal to the greater of the Prime Rate in effect on such day or the Federal Funds Effective Rate in effect on such day plus 0.50%, plus an additional 1.5% or 1.75% depending on the senior debt rating of the Company, or (ii) a Eurodollar Rate, equal to LIBOR plus 2.5% or 2.75% depending on the senior debt rating of the Company (as of September 4, 2007, the interest rate is 8.04%). On July 9, 2007, the Company repaid its note payable to parent with the net proceeds from the term loan payable to the bank syndicate, which totaled $106,960,000 after financing costs.

This new credit facility is secured by substantially all the assets of the Company. The note requires mandatory prepayments of principal equal to the receipt of any proceeds from the disposition of any secured assets or any insurance proceeds obtained from a covered loss of secured assets for which proceeds are not used to replace or repair such asset. Additionally, any payments required in connection with the dissenting shareholder litigation described in Note 12 must be reimbursed to the Company through an equity contribution by Holdings. During the term of the loan, the Company is required to maintain certain financial covenants including certain financial coverage ratios, limitations on capital expenditures, and minimum EBITDA requirements as defined in the agreement.

During October 2007, the Company authorized the discontinuance of its Sullivan's Steakhouse in Branson, Missouri. This restaurant's assets and operations will be sold to the Casual Dining Companies in exchange for a reduction in the Company's advances payable at a value that will approximate the carrying cost of this restaurant. The Casual Dining Companies will also assume the Company's existing lease obligation for this restaurant. At September 4, 2007, the aggregate net carrying value of leasehold improvements and equipment was approximately $2,161,000 (unaudited).

The operations of the Sullivan's Steakhouse in Branson, which opened in November 2006, are as follows:

			Predecessor	Successor
	Predecessor
		Successor	36 Weeks Ended
	December 28, 2005 Through December 12, 2006
		December 13, 2006 Through December 26, 2006	September 5, 2006	September 4, 2007
	(In thousands)
			(Unaudited)
Net sales	$195	$97	$—	$1,650
Restaurant operating loss	(771)	(44)	(127)	(255)

                           Shares

Del Frisco's Restaurant Group, Inc.

Common Stock

Prospectus
                           , 2007

Piper Jaffray

Until             , 2007, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, we will pay all of these amounts. All amounts except the SEC registration fee, NASDAQ listing fee and the FINRA fee are estimated.

SEC Registration Fee		$3,070
NASDAQ Listing Fee		$100,000
FINRA Filing Fee		$10,500
Accounting Fees and Expenses		*
Legal Fees and Expenses		*
Printing Fees and Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent Fees		*
Miscellaneous		*

Total	$	*

*
To be filed by amendment

Item 14. Indemnification of Directors and Officers

Our current amended and restated limited liability company agreement provides that each member, the managing member, officer or a director, officer, member, manager, trustee, partner or shareholder of a member and other persons acting in good faith on behalf of our company is entitled to be indemnified, defended and held harmless by us to the full extent permitted by the Delaware Limited Liability Company Act for liabilities and expenses arising from proceedings that relate to the operations of the company or any subsidiary in which an indemnitee may be involved or is threatened to be involved as a party or otherwise unless it is established that the act or omission of the indemnitee was committed in bad faith or was the result of active and deliberate dishonesty, willful misconduct or gross negligence, the indemnitee actually received an improper personal benefit or the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Upon our conversion and reorganization, Del Frisco's Restaurant Group, Inc. will be a corporation organized under the laws of the State of Delaware. Section 145(a) of the Delaware General Corporation Law, or DGCL, authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The DGCL also provides that indemnification under Section 145(d) can only be made upon a determination that indemnification of the present or former director, officer or employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 145(a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of directors who are not a party to the action at issue (even though less than a quorum), or (2) by a majority vote of a designated committee of these directors (even though less than a quorum), or (3) if there are no such directors, or these directors authorize, by the written opinion of independent legal counsel, or (4) by the stockholders.

Section 145(g) of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide for eliminating or limiting the personal liability of one of its directors for any monetary damages related to a breach of fiduciary duty as a director, as long as the corporation does not eliminate or limit the liability of a director for acts or omissions which (1) were in bad faith, (2) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, (3) the director derived an improper personal benefit from (such as a financial profit or other advantage to which such director was not legally entitled) or (4) breached the director's duty of loyalty.

We will be party to indemnification agreements with each of our officers and directors that will provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Item 15. Recent Sales of Unregistered Securities.

Lone Star Fund provided long-term incentives to certain of our employees through the sale of Class B Interests and the granting of equity incentive awards in the form of Class C Interests of our parent company, LSF5 Wagon Holdings, LLC, prior to our reorganization.

Giving effect to the conversion of these interests to common stock in connection with our corporate reorganization, all of these interests will be terminated, and the employees will receive:

Name	Value of Restricted Stock Awards	Shares of Common Stock
Mark S. Mednansky	$
Jon W. Howie	$
Deidra Lincoln	$

This conversion is exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder. The officers were not solicated by means of a general solicitation and had a substantive, pre-existing relationship with us.

In connection with Lone Star Fund's acquisition of Lone Star Steakhouse & Saloon, Inc., the stock of Lone Star Steakhouse & Saloon, Inc. was contributed by LSF5 Wagon Holdings, LLC to us in exchange for LSF5 Wagon Holdings, LLC receiving all of our membership interests. This issuance was exempt from registration under Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

See the Exhibit Index following the signature page.

Item 17. Undertakings

          (a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (c) The undersigned registrant hereby undertakes that:

            (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

            (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Wichita, State of Kansas, on October 23, 2007.

Del Frisco's Restaurant Group, LLC
By:	/s/ MARK S. MEDNANSKY
Name:	Mark S. Mednansky
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark S. Mednansky and Jon W. Howie, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MARK S. MEDNANSKY Mark S. Mednansky	Chief Executive Officer (Principal Executive Officer)	October 23, 2007
/s/ JON W. HOWIE Jon W. Howie	Chief Financial Officer (Principal Financial and Accounting Officer)	October 23, 2007
/s/ ERIN J. KOECHEL Erin J. Koechel	Director	October 23, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1	Form of Certificate of Incorporation of the Registrant
3.2	Form of Bylaws of the Registrant
4.1*	Form of Certificate of Common Stock of the Registrant
4.2	Form of Registration Rights Agreement, dated , between Del Frisco's Restaurant Group, Inc. and LSF5 COI Holdings, LLC
5.1*	Opinion of Hunton & Williams LLP
10.1
Credit Agreement, dated as of July 6, 2007, among LSF5 Wagon Investments, LLC, Center Cut Hospitality, Inc., the lenders from time to time parties thereto, Barclays Capital, Wells Fargo Bank, N.A and Barclays Bank PLC
10.2	Form of Reimbursement Agreement, dated , by and among Lone Star Fund V (U.S.), L.P., Del Frisco's Restaurant Group, Inc. and Center Cut Hospitality, Inc.
10.3	Form of Reimbursement Agreement, dated , by and among LSF5 Cactus, LLC, Del Frisco's Restaurant Group, Inc., Center Cut Hospitality, Inc. and the entities listed on Exhibit A thereto
10.4	Form of Reimbursement Agreement, dated , by and among LSF5 Spur, LLC, Del Frisco's Restaurant Group, Inc., Center Cut Hospitality, Inc. and the entities listed on Exhibit A thereto
10.5*	Form of 2007 Omnibus Stock and Incentive Plan For Del Frisco's Restaurant Group, Inc.
10.6	Form of Indemnification Agreement for directors
10.7*	Shared Services Agreement, dated , by and between LS Management, Inc. and Del Frisco's Restaurant Group, Inc.
21.1	List of Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP
23.2*	Consent of Hunton & Williams LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included in signature page to this Form S-1)

*
To be filed by amendment.